SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 26, 2024
KT Corporation

By:	/s/ Youngkyoon Yun
Name: Youngkyoon Yun
Title: Vice President

By:	/s/ Sanghyun Cho
Name: Sanghyun Cho
Title: Director

KT Corporation and Its Subsidiaries

Consolidated Interim Financial Statements

September 30, 2024 and 2023, and December 31, 2023

ATTACHMENT: INDEPENDENT AUDITOR’S REVIEW REPORT

KT Corporation and Its Subsidiaries

Index

September 30, 2024 and 2023, and December 31, 2023

Page(s)

Report on Review of Consolidated Interim Financial Statements	1-2

Consolidated Interim Financial Statements

Consolidated Interim Statements of Financial Position	3-4

Consolidated Interim Statements of Profit or Loss	5

Consolidated Interim Statements of Comprehensive Income	6

Consolidated Interim Statements of Changes in Equity	7-8

Consolidated Interim Statements of Cash Flows	9-10

Notes to the Consolidated Interim Financial Statements	11-77

Deloitte Anjin LLC 9F., One IFC, 10, Gukjegeumyung-ro, Youngdeungpo-gu, Seoul 07326, Korea Tel: +82 (2) 6676 1000 Fax: +82 (2) 6674 2114 www.deloitteanjin.co.kr

Independent Auditor’s Review Report

[English Translation of Independent Auditor’s Review Report Originally Issued in Korean on November 14, 2024]

To the Shareholders and the Board of Directors of KT Corporation.

Reviewed Consolidated Interim Financial Statements

We have reviewed the accompanying consolidated interim financial statements of KT Corporation and its subsidiaries (the “Group”). The consolidated interim financial statements consist of the consolidated statement of financial position as of September 30, 2024, and the related consolidated interim statements of profit or loss and comprehensive income for the three-month and nine-month periods ended September 30, 2024 and 2023, and changes in equity and cash flows for the nine-month periods ended September 30, 2024 and 2023, all expressed in Korean won, and a summary of material accounting policy information and other explanatory information.

Management’s Responsibility for the Consolidated Interim Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No. 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express a conclusion on these consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semi-annual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of consolidated interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing(“KSA”) and consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial statements referred to above do not present fairly, in all material respects, the financial position as of September 30, 2024, and its financial performance and its cash flows for the nine-month periods ended September 2024 in accordance with K-IFRS No.1034 Interim Financial Reporting.

Other Matters

We have audited the consolidated statement of financial position as of December 31, 2023, and the related consolidated statement of profit or loss, comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, in accordance with KSA. We expressed an unqualified opinion on those consolidated financial statements in our audit report dated March 18, 2024. The accompanying consolidated statement of financial position as of December 31, 2023, presented for comparative purposes, is not different from the audited consolidated statement of financial position above in all material respects.

Seoul, Korea

November 14, 2024

Notice to Readers

This review report is effective as of November 14, 2024, the auditor’s review report date. Certain subsequent events or circumstances may have occurred between the auditor’s review report date and the time the auditor’s review report is read. Such events or circumstances could significantly affect the financial statements and may result in modifications to the auditor’s review report.

KT Corporation and Its Subsidiaries

Consolidated Interim Statements of Financial Position

As of September 30, 2024 and December 31, 2023

(In millions of Korean won)	Notes	September 30, 2024		December 31, 2023
Assets
Current Assets
Cash and cash equivalents	4,29	~~W~~	3,953,893	~~W~~	2,879,554
Trade and other receivables, net	4,5,29		6,950,875		7,170,289
Other financial assets	4,6,29		1,077,715		1,440,200
Current tax assets			2,868		3,299
Inventories, net	7		903,176		912,262
Other current assets	8		2,308,442		2,112,553

Total Current Assets			15,196,969		14,518,157

Non-Current Assets
Trade and other receivables, net	4,5,29		1,337,855		1,404,168
Other financial assets	4,6,29		2,870,766		2,724,761
Property and equipment, net	9		14,509,150		14,872,079
Right-of-use assets	16		1,267,216		1,304,963
Investment properties, net	9		2,267,526		2,198,135
Intangible assets, net	9		2,184,935		2,533,861
Investments in associates and joint ventures	10		1,579,025		1,556,889
Deferred tax assets			645,845		608,924
Net defined benefit assets	14		70,511		160,748
Other non-current assets	8		820,590		827,297

Total Non-Current Assets			27,553,419		28,191,825

Total Assets		~~W~~	42,750,388	~~W~~	42,709,982

(Continued)

The above interim consolidated statements of financial position should be read in conjunction with the accompanying notes.

KT Corporation and Its Subsidiaries

Consolidated Interim Statements of Financial Position

As of September 30, 2024 and December 31, 2023

(In millions of Korean won)	Notes	September 30, 2024		December 31, 2023
Liabilities
Current Liabilities
Trade and other payables	4,11,29	~~W~~	7,712,912	~~W~~	8,054,922
Borrowings	4,12,29		4,358,704		3,058,564
Other financial liabilities	4,6,29		325,125		322,099
Current tax liabilities			308,132		236,463
Other provisions	13,15		105,044		115,209
Deferred income	19		64,396		51,537
Other current liabilities	4,8,16		1,770,173		1,308,615

Total Current Liabilities			14,644,486		13,147,409

Non-Current Liabilities
Trade and other payables	4,11,29		573,395		819,558
Borrowings	4,12,29		5,409,920		7,159,601
Other financial liabilities	4,6,29		720,147		753,739
Net defined benefit liabilities	14		83,152		63,616
Other provisions	13,15		117,312		107,014
Deferred income	19		144,460		153,563
Deferred tax liabilities			1,065,567		994,330
Other non-current liabilities	4,8,16		805,546		950,015

Total Non-Current Liabilities			8,919,499		11,001,436

Total Liabilities			23,563,985		24,148,845

Equity Attribute to Owners of the Controlling Company
Share capital			1,564,499		1,564,499
Share premium			1,440,258		1,440,258
Retained earnings	17		14,675,161		14,494,430
Accumulated other comprehensive income			259,339		52,407
Other components of equity	18		(634,995)		(802,418)

			17,304,262		16,749,176
Non-Controlling Interest			1,882,141		1,811,961

Total Equity			19,186,403		18,561,137

Total Liabilities and Equity		~~W~~	42,750,388	~~W~~	42,709,982

(Concluded)

The above interim consolidated statements of financial position should be read in conjunction with the accompanying notes.

KT Corporation and Its Subsidiaries

Consolidated Interim Statements of Profit or Loss

For the three-month and nine-month periods ended September 30, 2024 and 2023

		Three-Month and Nine-Month Periods Ended September 30
(In millions of Korean won, except per share amounts)	Notes	2024				2023
		Three-month		Nine-month		Three-month		Nine-month
Operating Revenue	19,27	~~W~~	6,654,615	~~W~~	19,855,588	~~W~~	6,697,442	~~W~~	19,688,639
Operating Expenses	20		6,190,505		18,390,992		6,375,509		18,304,493

Operating Profit	27		464,110		1,464,596		321,933		1,384,146
Other income	21		89,476		269,773		91,824		223,755
Other expenses	21		40,416		158,815		59,085		193,721
Finance income	22		(53,679)		414,953		165,436		464,796
Finance costs	22		(51,513)		401,011		166,930		542,209
Share of net profits (losses) of associates and joint ventures	10		(1,937)		5,268		(2,845)		(698)

Profit before Income Tax			509,067		1,594,764		350,333		1,336,069
Income tax expense	23		125,896		408,049		62,031		305,640

Profit for the Period		~~W~~	383,171	~~W~~	1,186,715	~~W~~	288,302	~~W~~	1,030,429

Profit for the Period Attributable to:
Owners of the Parent Company		~~W~~	357,341	~~W~~	1,125,896	~~W~~	264,289	~~W~~	955,436
Non-controlling interests			25,830		60,819		24,013		74,993
Earnings per share attributable to the equity holders of the Parent Company during the period (in Korean won):
Basic earnings per share	24	~~W~~	1,453	~~W~~	4,575	~~W~~	1,064	~~W~~	3,801
Diluted earnings per share	24		1,451		4,572		1,062		3,797

The above interim consolidated statements of financial position should be read in conjunction with the accompanying notes.

KT Corporation and Its Subsidiaries

Consolidated Interim Statements of Comprehensive Income

For the three-month and nine-month periods ended September 30, 2024 and 2023

		Three-Month and Nine-Month Periods Ended September 30
(In millions of Korean won)	Notes	2024				2023
		Three-month		Nine-month		Three-month		Nine-month
Profit for the period		~~W~~	383,171	~~W~~	1,186,715	~~W~~	288,302	~~W~~	1,030,429

Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Remeasurements of the net defined benefit liabilities	14		187		(461)		4,776		3,480
Share of remeasurement of the net defined benefit liabilities of associates and joint ventures			292		(404)		(116)		116
Valuation gains on equity instruments at fair value through other comprehensive income	6		(63,914)		166,887		979		115,018
Items that are or may be subsequently reclassified to profit or loss:
Valuation gains (losses) on cash flow hedges	6		(84,705)		56,731		45,192		92,541
Other comprehensive income from cash flow hedges reclassified to profit or loss			104,363		(48,581)		(46,362)		(121,775)
Share of other comprehensive income of associates and joint ventures			1,340		6,257		1,516		14,887
Exchange differences on translation of foreign operations			(14,994)		31,412		2,422		23,823

Other comprehensive income (loss) for the period, net of tax			(57,431)		211,841		8,407		128,090

Total comprehensive income for the period		~~W~~	325,740	~~W~~	1,398,556	~~W~~	296,709	~~W~~	1,158,519

Total comprehensive income for the period attributable to:
Owners of the Parent Company		~~W~~	310,546	~~W~~	1,322,361	~~W~~	270,072	~~W~~	1,065,744
Non-controlling interests			15,194		76,195		26,637		92,775

The above interim consolidated statements of comprehensive income should be read in conjunction with the accompanying notes.

KT Corporation and Its Subsidiaries

Consolidated Interim Statements of Changes in Equity

For the nine-month periods ended September 30, 2024 and 2023

		Attributable to owners of the Parent Company
(In millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non controlling interest		Total Equity
Balance as of January 1, 2023		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	14,257,343	~~W~~	(77,776)	~~W~~	(572,152)	~~W~~	16,612,172	~~W~~	1,802,551	~~W~~	18,414,723
Comprehensive income
Profit for the period			—		—		955,436		—		—		955,436		74,993		1,030,429
Remeasurements of net defined benefit liabilities	14		—		—		3,906		—		—		3,906		(426)		3,480
Share of remeasurement of the net defined benefit liabilities of associates and joint ventures			—		—		107		—		—		107		9		116
Share of other comprehensive income of associates and joint ventures			—		—		—		11,166		—		11,166		3,721		14,887
Valuation gains (losses) on cash flow hedges	6		—		—		—		(29,560)		—		(29,560)		326		(29,234)
Valuation gains on financial instruments at fair value through other comprehensive income			—		—		222		115,059		—		115,281		(263)		115,018
Exchange differences on translation of foreign operations			—		—		—		9,408		—		9,408		14,415		23,823

Total comprehensive income for the period			—		—		959,671		106,073		—		1,065,744		92,775		1,158,519

Transactions with owners
Dividends paid by the Parent Company			—		—		(501,843)		—		—		(501,843)		—		(501,843)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(24,965)		(24,965)
Change in Consolidation Scope			—		—		—		—		—		—		(79,134)		(79,134)
Change in ownership interests in subsidiaries			—		—		—		—		216,994		216,994		127,831		344,825
Appropriation of retained earnings related to loss on disposal of treasury stock			—		—		(44,422)		—		44,422		—		—		—
Acquisition of treasury stock			—		—		—		—		(300,243)		(300,243)		—		(300,243)
Disposal of treasury stock			—		—		—		—		4,463		4,463		—		4,463
Retirement of treasury stocks			—		—		(100,000)		—		100,000		—		—		—
Recognition of obligation to purchase own equity instruments			—		—		—		—		(298,196)		(298,196)		—		(298,196)
Others			—		—		—		—		928		928		2,613		3,541

Subtotal			—		—		(646,265)		—		(231,632)		(877,897)		26,345		(851,552)

Balance as at September 30, 2023		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	14,570,749	~~W~~	28,297	~~W~~	(803,784)	~~W~~	16,800,019	~~W~~	1,921,671	~~W~~	18,721,690

KT Corporation and Its Subsidiaries

Consolidated Interim Statements of Changes in Equity

For the nine-month periods ended September 30, 2024 and 2023

		Attributable to owners of the Parent Company
(In millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non controlling interest		Total Equity
Balance as of January 1, 2024		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	14,494,430	~~W~~	52,407	~~W~~	(802,418)	~~W~~	16,749,176	~~W~~	1,811,961	~~W~~	18,561,137
Comprehensive income
Profit for the period			—		—		1,125,896		—		—		1,125,896		60,819		1,186,715
Remeasurements of net defined benefit liabilities	14		—		—		798		—		—		798		(1,259)		(461)
Share of remeasurement of the net defined benefit liabilities of associates and joint ventures			—		—		(219)		—		—		(219)		(185)		(404)
Share of other comprehensive income of associates and joint ventures			—		—		—		5,406		—		5,406		851		6,257
Valuation gains (losses) on cash flow hedges	6		—		—		—		8,631		—		8,631		(481)		8,150
Valuation gains on financial instruments at fair value through other comprehensive income			—		—		(11,046)		177,511		—		166,465		422		166,887
Exchange differences on translation of foreign operations			—		—		—		15,384		—		15,384		16,028		31,412

Total comprehensive income for the period			—		—		1,115,429		206,932		—		1,322,361		76,195		1,398,556

Transactions with owners
Dividends paid by the Parent Company			—		—		(482,970)		—		—		(482,970)		—		(482,970)
Interim dividends paid by the Parent Company			—		—		(245,772)		—		—		(245,772)		—		(245,772)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(20,642)		(20,642)
Change in Consolidation Scope			—		—		—		—		—		—		(796)		(796)
Change in ownership interests in subsidiaries			—		—		—		—		(15,333)		(15,333)		13,032		(2,301)
Acquisition of treasury stock			—		—		—		—		(27,100)		(27,100)		—		(27,100)
Disposal of treasury stock			—		—		—		—		3,760		3,760		—		3,760
Retirement of treasury stocks			—		—		(205,956)		—		205,956		—		—		—
Others			—		—		—		—		140		140		2,391		2,531

Subtotal			—		—		(934,698)		—		167,423		(767,275)		(6,015)		(773,290)

Balance as of September 30, 2024		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	14,675,161	~~W~~	259,339	~~W~~	(634,995)	~~W~~	17,304,262	~~W~~	1,882,141	~~W~~	~~W~~19,186,403

(Concluded)

The above interim consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

KT Corporation and Its Subsidiaries

Consolidated Interim Statements of Cash Flows

For the nine-month periods ended September 30, 2024 and 2023

		Nine-Month Periods Ended September 30
(In millions of Korean won)	Notes	2024		2023
Cash flows from operating activities
Cash generated from operations	25	~~W~~	4,666,069	~~W~~	4,719,678
Interest paid			(318,999)		(282,317)
Interest received			288,572		258,928
Dividends received			64,036		50,167
Income tax paid			(299,624)		(283,126)

Net cash inflow from operating activities			4,400,054		4,463,330

Cash flows from investing activities
Collection of loans			25,761		35,255
Disposals of financial assets at fair value through profit or loss			102,893		72,126
Disposals of financial assets at amortized cost			1,342,264		1,147,618
Disposals of financial assets at fair value through other comprehensive income			34,300		306
Disposals of investments in associates and joint ventures			17,881		6,055
Disposals of property, equipment and investment properties			36,069		41,010
Disposals of intangible assets			6,306		4,204
Disposals of right-of-use assets			118		485
Disposals of derivatives			—		4,888
Increase in cash due to consolidation scope change			9,847		46,641
Loans granted			(25,122)		(27,923)
Acquisitions of financial assets at fair value through profit or loss			(145,665)		(123,614)
Acquisitions of financial assets at amortized cost			(656,222)		(1,523,900)
Acquisitions of financial assets at fair value through other comprehensive income			(1,000)		(10,267)
Acquisitions of investments in associates and joint ventures			(44,200)		(79,079)
Acquisitions of property and equipment and investment properties			(2,023,026)		(2,543,408)
Acquisitions of intangible assets			(393,359)		(471,387)
Acquisitions of right-of-use assets			(14,670)		(759)
Decrease in cash due to consolidation scope change			(10,310)		(51,562)

Net cash outflow from investing activities		~~W~~	(1,738,135)	~~W~~	(3,473,311)

KT Corporation and Its Subsidiaries

Consolidated Interim Statements of Cash Flows

For the nine-month periods ended September 30, 2024 and 2023

		Nine-Month Periods Ended September 30
(In millions of Korean won)	Notes	2024		2023
Cash flows from financing activities
Proceeds from borrowings		~~W~~	2,920,442	~~W~~	4,409,723
Cash inflow from derivatives contracts			1,118		48,183
Cash inflow from transactions with non-controlling shareholders			1,128		662,949
Cash inflow from other financing activities			800		2,411
Repayments of borrowings			(3,434,719)		(4,326,709)
Dividends paid			(749,384)		(526,808)
Cash outflow from derivatives contracts			(855)		—
Decrease in finance lease liabilities			(266,463)		(293,222)
Decrease in other financial liabilities			—		(4)
Acquisition of treasury stock			(27,100)		(300,086)
Cash outflow from transactions with non-controlling shareholders			(31,827)		(7,702)
Cash outflow from other financing activities			(531)		—

Net cash outflow from financing activities			(1,587,391)		(331,265)

Effect of exchange rate change on cash and cash equivalents			(189)		2,559

Net increase (decrease) in cash and cash equivalents			1,074,339		661,313
Cash and cash equivalents
Beginning of the period			2,879,554		2,449,062

End of the period		~~W~~	3,953,893	~~W~~	3,110,375

(Concluded)

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

1.	General Information

The consolidated financial statements have been prepared by KT Corporation, the “Controlling Company” as defined under Korean IFRS 1110 Consolidated Financial Statements, by consolidating 83 subsidiaries (collectively referred to as the “Group”) including BC Card Co., Ltd., etc. as described in Note 1.2

1.1	The Controlling Company

KT Corporation (the “Controlling Company”) commenced operations on January 1, 1982, when it spun off from the Korea Communications Commission (formerly the Korean Ministry of Information and Communications) to provide telecommunication services and to engage in the development of advanced communications services under the Act of Telecommunications of Korea. The address of the Controlling Company’s registered office is 90, Buljeong-ro, Bundang-gu, Seongnam City, Gyeonggi Province, Korea.

On October 1, 1997, upon the announcement of the Government-Investment Enterprises Management Basic Act and the Privatization Law, the Controlling Company became a government-funded institution under the Commercial Code of Korea.

On December 23, 1998, the Controlling Company’s shares were listed on the Korea Exchange.

On May 29, 1999, the Controlling Company issued 24,282,195 additional shares and issued American Depository Shares (ADS), which represents new shares and 20,813,311 government-owned shares, on the New York Stock Exchange. On July 2, 2001, additional ADS representing 55,502,161 government-owned shares were issued on the New York Stock Exchange.

In 2002, the Controlling Company acquired all government-owned shares in accordance with the Korean government’s privatization plan. As of September 30, 2024, the Korean government no longer owns any shares in the Controlling Company.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

1.2	Consolidated Subsidiaries

(1)	The consolidated subsidiaries as of September 30, 2024 and December 31, 2023, are as follows:

			Controlling Interest [1] (%)
Subsidiary	Type of business	Location	September 30, 2024	December 31, 2023	Closing month
KT Linkus Co., Ltd.	Public telephone maintenance	Korea	92.4%	92.4%	December
KT Telecop Co., Ltd.	Security service	Korea	86.8%	86.8%	December
KT Alpha Co., Ltd. [5]	Data communication	Korea	73.0%	73.0%	December
KT Service Bukbu Co., Ltd	Opening services of fixed line	Korea	67.3%	67.3%	December
KT Service Nambu Co., Ltd.	Opening services of fixed line	Korea	77.3%	77.3%	December
KT Commerce Inc.	B2C, B2B service	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.3	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.4	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.5	Investment fund	Korea	100.0%	100.0%	December
BC-VP Strategic Investment Fund No.1	Investment fund	Korea	100.0%	100.0%	December
BC Card Co., Ltd.	Credit card business	Korea	69.5%	69.5%	December
VP Inc. [5]	Payment security service for credit card, others	Korea	72.2%	72.2%	December
H&C Network	Call center for financial sectors	Korea	100.0%	100.0%	December
BC Card China Co., Ltd.	Software development and data processing	China	100.0%	100.0%	December
INITECH Co., Ltd. [5]	Internet banking ASP and security solutions	Korea	67.3%	63.9%	December
Smartro Co., Ltd.9	VAN (Value Added Network) business	Korea	64.5%	64.5%	December
KTDS Co., Ltd. [5]	System integration and maintenance	Korea	91.6%	91.6%	December
KT M&S Co., Ltd.	PCS distribution	Korea	100.0%	100.0%	December
GENIE Music Corporation 2,	Online music production and distribution	Korea	36.0%	36.0%	December
KT MOS Bukbu Co., Ltd. [5]	Telecommunication facility maintenance	Korea	100.0%	100.0%	December
KT MOS Nambu Co., Ltd. [5]	Telecommunication facility maintenance	Korea	98.4%	98.4%	December
KT Skylife [5]	Satellite TV	Korea	50.6%	50.6%	December
Skylife TV Co., Ltd.	TV contents provider	Korea	100.0%	100.0%	December
KT Estate Inc.	Residential building development and supply	Korea	100.0%	100.0%	December
KT Investment Management Inc.	Asset management, real estate, and consulting services	Korea	100.0%	100.0%	December
NEXR Co., Ltd.	Cloud system implementation	Korea	100.0%	100.0%	December
KTGDH Co., Ltd.	Data center development and related service	Korea	100.0%	100.0%	December
KT Sat Co., Ltd.	Satellite communication business	Korea	100.0%	100.0%	December
Nasmedia, Co., Ltd. [2,5]	Solution provider and IPTV advertisement sales business	Korea	44.1%	44.1%	December
KT Sports Co., Ltd.	Management of sports teams	Korea	100.0%	100.0%	December
KT Music Contents Fund No.2	Music and contents investment business	Korea	100.0%	100.0%	December
KTCS Corporation [2,5]	Database and online information provider	Korea	34.1%	34.1%	December
KTIS Corporation [2,5]	Database and online information provider	Korea	33.3%	33.3%	December

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

			Controlling Interest [1] (%)
Subsidiary	Type of business	Location	September 30, 2024	December 31, 2023	Closing month
KT M Mobile Co., Ltd.	Special category telecommunications operator and sales of communication device	Korea	100.0%	100.0%	December
KT Investment Co., Ltd.	Financing business for new technology	Korea	100.0%	100.0%	December
PlayD Co., Ltd.	Advertising agency	Korea	70.4%	70.4%	December
Next Connect PFV	Residential building development and supply	Korea	100.0%	100.0%	December
KT Rwanda Networks Ltd.	Network installc management	Rwanda	51.0%	51.0%	December
AOS Ltd.	System integration and maintenance	Rwanda	51.0%	51.0%	December
KT Japan Co., Ltd.	Foreign investment business and local counter work	Japan	100.0%	100.0%	December
East Telecom LLC	Wireless/fixed line internet business	Uzbekistan	91.6%	91.6%	December
KT America, Inc.	Foreign investment business and local counter work	USA	100.0%	100.0%	December
PT. BC Card Asia Pacific	Software development and supply	Indonesia	99.9%	99.9%	December
KT Hongkong Telecommunications Co., Ltd.	Fixed line telecommunication business	Hong Kong	100.0%	100.0%	December
Korea Telecom Singapore Pte. Ltd.	Foreign investment business and local counter work	Singapore	100.0%	100.0%	December
Texnoprosistem LLC	Fixed line internet business	Uzbekistan	100.0%	100.0%	December
Nasmedia Thailand Co., Ltd.	Internet advertising solution	Thailand	99.9%	99.9%	December
KT Huimangjieum	Manufacturing	Korea	100.0%	100.0%	December
K-REALTY RENTAL HOUSING REIT 3	Residential building	Korea	88.6%	88.6%	December
Storywiz Co., Ltd.	Contents and software development and supply	Korea	100.0%	100.0%	December
KT Engineering Co., Ltd.	Telecommunication facility construction and maintenance	Korea	100.0%	100.0%	December
KT Studio Genie Co., Ltd.	Data communication service and data communication construction business	Korea	90.9%	90.9%	December
KHS Corporation	Operation and maintenance of facilities	Korea	100.0%	100.0%	December
HCN Co., Ltd.	Cable television service	Korea	100.0%	100.0%	December
Millie Seojae [2]	Book contents service	Korea	38.7%	30.2%	December
KT ES Pte. Ltd.	Foreign investment business	Singapore	68.8%	57.6%	December
Epsilon Global Communications PTE. Ltd.	Network service industry	Singapore	100.0%	100.0%	December
Epsilon Telecommunications (SP) PTE. Ltd.	Fixed line telecommunication business	Singapore	100.0%	100.0%	December
Epsilon Telecommunications (US) PTE. Ltd.	Fixed line telecommunication business	Singapore	100.0%	100.0%	December
Epsilon Telecommunications Limited	Fixed line telecommunication business	UK	100.0%	100.0%	December
Epsilon Telecommunications (HK) Limited	Fixed line telecommunication business	Hong Kong	100.0%	100.0%	December
Epsilon US Inc.	Fixed line telecommunication business	USA	100.0%	100.0%	December
Epsilon Telecommunications (BG) EOOD	Employee support service	Bulgaria	100.0%	100.0%	December
Nasmedia-KT Alpha Future Growth Strategic Investment Fund	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund 6	Investment fund	Korea	100.0%	100.0%	December
Altimedia Corporation	Software development and delivery	Korea	100.0%	100.0%	December

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

			Controlling Interest [1] (%)
Subsidiary	Type of business	Location	September 30, 2024	December 31, 2023	Closing month
Altimidia B.V.	Software development and delivery	Netherlands	100.0%	100.0%	December
Altimidia Vietnam	Software development and delivery	Vietnam	100.0%	100.0%	December
BCCARD VIETNAM LTD.	Software sales business	Vietnam	100.0%	100.0%	December
KTP SERVICES INC.	Fixed line telecommunication business	Philippines	100.0%	100.0%	December
KT RUS LLC	Foreign investment business	Russia	100.0%	100.0%	December
Hangang Real Estate Investment Trust No. 24	Investment fund	Korea	75.0%	75.0%	December
KT DX VIETNAM COMPANY LIMITED	Software development	Vietnam	100.0%	100.0%	December
kt Cloud Co., Ltd.	Information and communications development	Korea	92.7%	92.7%	December
PT CRANIUM ROYAL ADITAMA	Software development	Indonesia	67.0%	67.0%	December
Juice Inc. [3,5]	Online information provider/Software development and delivery	Korea	41.9%	42.6%	December
Open cloud lab Co., Ltd	IT consulting service and Telecommunication equipment sales	Korea	100.0%	100.0%	December
KT Living, Inc. (formerly KD Living, Inc.)	Residential building management	Korea	100.0%	100.0%	December
K-Realty Qualified Private Real Estate Investment Trust No. 1 [4]	Real estate management	Korea	6.5%	6.5%	December
AQUA RETAIL VIETNAM COMPANY LIMITED	E-voucher issuance and trading business	Vietnam	100.0%	100.0%	December
K-Realty Qualified Private Real Estate Investment Trust No. 4	Real estate management	Korea	93.9%	93.9%	December
BC Strategic Investment Fund 2	Investment fund	Korea	100.0%	—	December
K-Logis Hwaseong Inc [3]	Residential building development and supply	Korea	44.2%	—	December

[1]	Sum of the interests owned by the Controlling Company and subsidiaries.
[2]

Although the Controlling Company owns less than 50% of the interest in Nasmedia Co., Ltd., KTCS Corporation, KTIS Corporation, Millie Seojae, and GENIE Music Corporation, these entities are consolidated as the Controlling Company can exercise the majority of voting rights in its decision-making process at all times, based on voting patterns at previous shareholders’ meetings.

[3]

Although the Controlling Company owns less than 50% of the interest in, Juice Inc. and K-Logis Hwaseong Inc., these entities are consolidated as the Controlling Company holds the majority of the voting rights based on an agreement with other investors.

[4]

Although the Controlling Company owns less than 50% of the interest in K-Realty Qualified Private Real Estate Investment Trust No. 1, this entity is consolidated by comprehensively considering the criteria for determining control, such as ‘power’, ‘variable profit’, and ‘relationship between power and variable profit’, rather than simply judging by the interests owned by the Controlling Company.

[5]	The number of treasury stock held by subsidiaries are deducted from the total number of shares when calculating the controlling percentage interest.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

(2)	Changes in Scope of Consolidation

Subsidiaries newly included and excluded in the consolidation during the nine-month period ended September 30, 2024:

Changes	Location	Name of subsidiary	Reason
Included	Korea	BC Strategic Investment Fund 2	Newly established
Included	Korea	K-Logis Hwaseong Inc.	Newly established
Excluded	Korea	Lolab Co., Ltd.	Shares disposed
Excluded	Korea	Pocheon Jeonggyori Development Co., Ltd.	Liquidated
Excluded	Vietnam	KT HEALTHCARE VINA COMPANY LIMITED	Shares disposed

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

(3)	Summarized information for consolidated subsidiaries as of September 30, 2024 and December 31, 2023 and for the nine-month periods ended September 30, 2024 and 2023, is as follows

(In millions of Korean won)	September 30, 2024			Nine-month period ended September 30, 2024 [3]
	Total assets		Total liabilities	Operating revenues	Profit (loss) for the period
KT Linkus Co., Ltd.	~~W~~	55,124	55,289	59,353	(1,088)
KT Telecop Co., Ltd.		390,613	244,566	394,574	8,925
KT Alpha Co., Ltd.		434,823	175,419	313,705	17,013
KT Service Bukbu Co., Ltd.		53,445	52,530	167,224	(7,485)
KT Service Nambu Co., Ltd.		61,218	55,790	211,795	(7,402)
BC Card Co., Ltd. [1]		6,459,257	4,701,123	2,844,618	129,288
H&C Network		85,327	4,246	19,822	1,446
Nasmedia Co., Ltd. [1]		496,763	237,014	103,451	16,482
KTDS Co., Ltd. [1]		365,879	151,413	508,481	31,643
KT M&S Co., Ltd.		290,243	229,245	617,918	11,597
KT MOS Bukbu Co., Ltd.		56,593	32,621	74,685	1,653
KT MOS Nambu Co., Ltd.		57,896	34,393	75,525	2,676
KT Skylife Co., Ltd. [1]		1,165,191	433,820	765,940	1,484
KT Estate Inc. [1]		2,611,153	961,191	438,999	15,138
KT GDH Co., Ltd.		7,854	1,342	3,087	253
KT Sat Co., Ltd.		721,997	87,504	135,511	23,474
KT Sports Co., Ltd.		42,453	17,300	69,323	9,840
KT Music Contents Fund No.2		5,367	1,537	89	44
KT M Mobile Co., Ltd.		190,292	75,386	255,684	7,418
KT Investment Co., Ltd. [1]		82,098	54,327	6,816	1,554
KTCS Corporation [1]		408,482	210,043	842,040	3,178
KTIS Corporation		476,263	267,540	453,036	9,822
Next Connect PFV		1,241,239	930,821	—	(6,460)
KT Japan Co., Ltd. [1]		1,947	3,019	2,310	254
KT America, Inc.		6,136	536	5,657	199
KT Rwanda Networks Ltd. [2]		123,149	308,021	16,435	(12,427)
AOS Ltd. [2]		12,186	15,920	7,907	1,666
KT Hong Kong Telecommunications Co., Ltd.		8,725	1,898	14,241	591
KT Huimangjieum [1]		9,063	2,167	13,073	1,538

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

(In millions of Korean won)	September 30, 2024		Nine-month period ended September 30, 2024 [3]
	Total assets	Total liabilities	Operating revenues	Profit (loss) for the period
KT Engineering Co., Ltd.	116,267	61,650	184,986	(2,686)
KT Studio Genie Co., Ltd. [1]	955,666	223,978	326,651	13
East Telecom LLC [1]	67,277	36,984	26,097	4,804
KT ES Pte. Ltd. [1]	137,514	56,425	69,998	(9,422)
KTP SERVICES INC.	2,846	672	497	118
Altimedia Corporation [1]	42,400	9,913	25,592	(897)
KT RUS LLC	387	—	—	(91)
KT DX VIETNAM COMPANY LIMITED	1,481	112	284	(236)
kt Cloud Co., Ltd. [1]	2,041,727	523,453	562,204	36,344
K-Realty Qualified Private Real Estate Investment Trust No. 1	79,372	50,774	3,182	(975)
AQUA RETAIL VIETNAM COMPANY LIMITED	953	419	351	(620)

[1]	As intermediate controlling companies, financial information from their consolidated financial statements is presented.
[2]	Convertible preferred stock issued by subsidiaries as of the end of the reporting period is included in liabilities.
[3]	Profit or loss of companies newly included in consolidated financial statements from the acquisition date of control to the end of the reporting period is included.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

(In millions of Korean won)	December 31, 2023			Nine-month period ended September 30, 2023 [3]
	Total assets		Total liabilities	Operating revenues	Profit (loss) for the period
KT Linkus Co., Ltd.	~~W~~	64,178	63,452	60,143	1,060
KT Telecop Co., Ltd.		375,596	235,947	395,222	5,562
KT Alpha Co., Ltd.		443,639	191,254	316,696	17,319
KT Service Bukbu Co., Ltd.		63,760	55,360	177,754	(1,610)
KT Service Nambu Co., Ltd.		71,576	58,745	216,749	(159)
BC Card Co., Ltd. [1]		6,352,878	4,722,432	2,998,090	69,600
H&C Network		81,107	4,863	20,452	1,362
Nasmedia Co., Ltd. [1]		513,311	262,336	107,293	14,302
KTDS Co., Ltd. [1]		393,667	202,067	520,980	31,755
KT M&S Co., Ltd.		258,477	209,075	493,204	6,105
KT MOS Bukbu Co., Ltd.		50,750	28,431	72,475	8,287
KT MOS Nambu Co., Ltd.		46,839	26,012	72,546	5,880
KT Skylife Co., Ltd. [1]		1,220,842	479,369	776,568	26,562
KT Estate Inc. [1]		2,664,880	1,021,741	400,497	18,409
KT GDH Co., Ltd.		7,760	1,501	3,301	476
KT Sat Co., Ltd.		699,607	88,524	131,260	22,543
KT Sports Co., Ltd.		26,615	11,299	50,702	(3,844)
KT Music Contents Fund No.2		5,558	1,772	431	216
KT M Mobile Co., Ltd.		176,838	69,317	221,673	7,357
KT Investment Co., Ltd. [1]		83,638	57,420	22,843	3,673
KTCS Corporation [1]		434,900	234,850	740,431	14,470
KTIS Corporation		447,609	243,519	432,692	11,685
Next Connect PFV		946,687	629,809	—	(25,389)
KT Japan Co., Ltd. [1]		2,015	3,341	2,159	147
KT America, Inc.		6,013	701	6,716	115
KT Rwanda Networks Ltd. [2]		134,847	313,787	21,862	(43,490)
AOS Ltd. [2]		10,763	1,983	6,120	991
KT Hong Kong Telecommunications Co., Ltd.		11,142	5,121	14,400	211
KT Huimangjieum [1]		8,073	2,715	12,369	1,762
KT Engineering Co., Ltd.		160,243	104,005	129,832	(6,815)
KT Studio Genie Co., Ltd. [1]		989,187	259,413	385,181	20,998

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

(In millions of Korean won)	December 31, 2023		Nine-month period ended September 30, 2023 [3]
	Total assets	Total liabilities	Operating revenues	Profit (loss) for the period
Lolab Co., Ltd.	42,744	37,838	125,882	(9,971)
East Telecom LLC [1]	48,483	22,632	22,141	5,649
KT ES Pte. Ltd. [1]	117,009	90,392	64,948	(5,302)
KTP SERVICES INC.	2,967	919	283	(73)
Altimedia Corporation [1]	48,381	12,374	34,008	5,336
KT RUS LLC	501	10	—	(303)
KT DX VIETNAM COMPANY LIMITED	1,694	102	53	(130)
kt cloud Co., Ltd. [1]	1,983,972	503,241	496,189	27,426
KT HEALTHCARE VINA COMPANY LIMITED	12,730	439	—	(432)
K-Realty Qualified Private Real Estate Investment Trust No. 1	80,266	50,693	3,486	(846)
AQUA RETAIL VIETNAM COMPANY LIMITED	1,202	62	—	(65)

[1]	As intermediate controlling companies, financial information from their consolidated financial statements is presented.
[2]	Convertible preferred stock issued by subsidiaries as of the end of the reporting period is included in liabilities.
[3]	Profit or loss of companies newly included in consolidated financial statements from the acquisition date of control to the end of the reporting period is included.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

2.	Material Accounting Policies

2.1	Basis of Preparation

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (K-IFRS). The accompanying consolidated financial statements have been condensed, reformatted, and translated into English from the original Korean language financial statements.

The consolidated interim financial statements of the Group for the nine-month period ended September 30, 2024, have been prepared in accordance with Korean IFRS 1034 Interim Financial Reporting. In order to understand the consolidated interim financial statements, the annual consolidated financial statements as of December 31, 2023 prepared in accordance with IFRS should be used together.

2.	2 Changes in Accounting Policy and Disclosures

(1)	New and amended standards and interpretations adopted by the Group

The Group has applied the following standards and interpretations for the first time for their annual reporting period commencing January 1, 2024.

•	K-IFRS 1001 Presentation of Financial Statements (Amendment in 2020) - Classification of Liabilities as Current or Non-current

The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period, specify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants are complied with at the end of the reporting period, and introduce a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services.

•	K-IFRS 1001 Presentation of Financial Statements (Amendment in 2023) - Non-current Liabilities with Covenants

The amendments specify that only covenants that an entity is required to comply with on or before the end of the reporting period affect the entity’s right to defer settlement of a liability for at least twelve months after the reporting date. Such covenants affect whether the right exists at the end of the reporting period, even if compliance with the covenant is assessed only after the reporting date.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

The amendments also specify that the right to defer settlement of a liability for at least twelve months after the reporting date is not affected if an entity has to only comply with a covenant after the reporting period. However, if the entity’s right to defer settlement of a liability is subject to the entity complying with covenants within twelve months after the reporting period, an entity discloses information that enables users of financial statements to understand the risk of the liabilities becoming repayable within twelve months after the reporting period. This would include information about the covenants (including the nature of the covenants and when the entity is required to comply with them), the carrying amount of related liabilities and facts and circumstances, if any, that indicate that the entity may have difficulties complying with the covenants.

•	K-IFRS 1007 Statement of Cash Flows and K-IFRS 1107 Financial Instruments: Disclosures (Amendment) - Supplier Finance Arrangements

The amendments add a disclosure objective to K-IFRS 1007 Cash Flow Statement stating that an entity is required to disclose information about its supplier finance arrangements that enables users of financial statements to assess the effects of those arrangements on the entity’s liabilities and cash flows. In addition, K-IFRS 1107 was amended to add supplier finance arrangements as an example within the requirements to disclose information about an entity’s exposure to concentration of liquidity risk.

The term ‘supplier finance arrangements’ is not defined; instead, the amendments describe the characteristics of an arrangement for which an entity would be required to provide the information.

To meet the disclosure objective, an entity will be required to disclose in aggregate for its supplier finance arrangements:

•	The terms and conditions of an arrangements

•	The carrying amount, and associated line items presented in the entity’s statement of financial position, of the liabilities that are part of the arrangements

•	The carrying amount, and associated line items for which the suppliers have already received payment from the finance providers

•	Ranges of payment due dates for both those financial liabilities that are part of a supplier finance arrangement and comparable trade payables that are not part of a supplier finance arrangement

•	Types of non-cash changes in the carrying amount of financial liabilities corresponding to supplier finance agreements and their impact

•	Liquidity risk information

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

•	K-IFRS 1116 Leases (Amendment) - Lease Liability in a Sale and Leaseback

The amendments to K-IFRS 1116 add a subsequent measurement requirement for sale and leaseback transactions that satisfy the requirements in K-IFRS 1115 to be accounted for as a sale. The amendments require the seller-lessee to determine ‘lease payments’ or ‘revised lease payments’ such that the seller-lessee does not recognise a gain or loss that relates to the right of use retained by the seller-lessee, after the commencement date.

•	K-IFRS 1001 Presentation of Financial Statements (Amendment in 2023) - Disclosure of Virtual Assets

The amendments to K-IFRS 1001 add additional disclosure requirements required by other standards for transactions related to virtual assets, setting out the disclosure requirements for each case of 1) holding virtual assets, 2) holding virtual assets on behalf of customers, and 3) issuing virtual assets.

When holding a virtual asset, disclosure on the general information about virtual assets, the accounting policy applied and each virtual asset’s acquisition method, cost, and the fair value at the end of the reporting period is required. Also, when issuing a virtual asset, the entity’s obligations and status of fulfilment of the obligation related to the issued virtual asset, the timing and amount of the recognized revenue of the sold virtual asset, the number of virtual assets held after issuance, and important contract details shall be disclosed.

(2) New and revised standards and interpretations in issue but not yet effective or adopted by the Group

At the date of authorization of these financial statements, the Group has not applied the following new and amended K-IFRS standards that have been issued but are not yet effective:

•	K-IFRS 1021 Effects of Changes in Foreign Exchange Rates and K-IFRS 1101 First - Time Adoption of Korean International Financial Reporting Standards (Amendment) - Lack of Exchangeability

The amendments define situations in which exchange with other currencies is possible for accounting purposes and clarify the assessment of the exchangeability between two currencies, the estimation of spot exchange rates when exchangeability is lacking and the disclosure requirements

If exchange with another currency is not possible, the spot exchange rate must be estimated at the measurement date, and observable exchange rates without adjustments or other estimation techniques should be used.

These amendments are effective for annual reporting periods beginning on or after January 1, 2025, with early application permitted.

The Group is reviewing the impact of the above-listed amendments on the financial statements.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

2.3	Accounting Policies

The material accounting policies and methods of computation used in the preparation of the consolidated interim financial statements are consistent with those of the consolidated financial statements for the year ended December 31, 2023, except for the changes resulting from the application of amendments and enactments of standards described in Note 2.2 (1) and as detailed below.

2.3.1	Income Tax Expense

Income tax expense for the interim period is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual effective income tax rate is applied to the pre-tax income of the interim period.

3.	Critical Accounting Estimates and Assumptions

The preparation of financial statements requires the Group to make estimates and assumptions about the future. Management also needs to exercise judgment in applying the Group’s accounting policies. Estimates and assumptions are evaluated continuously and are based on historical experience and other factors, including reasonable expectations of future events under the given circumstances. As the resulting accounting estimates will, by definition, rarely equal the actual results, they involve a significant risk of resulting in material adjustments.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

4.	Financial Instruments by Category

Financial instruments by category as of September 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	September 30, 2024
Financial assets	Financial assets at amortized cost		Financial assets at FVTPL	Financial assets at FVOCI	Derivatives used for hedging	Total
Cash and cash equivalents	~~W~~	3,953,893	—	—	—	3,953,893
Trade and other receivables		8,028,205	—	260,525	—	8,288,730
Other financial assets		717,457	1,117,997	1,901,045	211,982	3,948,481

(In millions of Korean won)	September 30, 2024
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at FVTPL	Derivatives used for hedging	Others	Total
Trade and other payables [1]	~~W~~	7,698,943	—	—	—	7,698,943
Borrowings		9,768,624	—	—	—	9,768,624
Other financial liabilities		917,958	125,008	2,306	—	1,045,272
Lease liabilities		—	—	—	1,101,710	1,101,710
[1] Amounts related to employee benefit plans are excluded in Trade and other payables.
(In millions of Korean won)	December 31, 2023
Financial assets	Financial assets at amortized cost		Financial assets at FVTPL	Financial assets at FVOCI	Derivatives used for hedging	Total
Cash and cash equivalents	~~W~~	2,879,554	—	—	—	2,879,554
Trade and other receivables		8,458,259	—	116,198	—	8,574,457
Other financial assets		1,385,921	939,661	1,680,168	159,211	4,164,961

(In millions of Korean won)	December 31, 2023
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at FVTPL	Derivatives used for hedging	Others	Total
Trade and other payables [1]	~~W~~	8,317,822	—	—	—	8,317,822
Borrowings		10,218,165	—	—	—	10,218,165
Other financial liabilities		915,185	136,106	24,547	—	1,075,838
Lease liabilities		—	—	—	1,179,909	1,179,909

[1]	Amounts related to employee benefit plans are excluded in Trade and other payables.

5.	Trade and Other Receivables

(1)	Trade and other receivables as of September 30, 2024 and December 31, 2023, are as follows:

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

(In millions of Korean won)	September 30, 2024
	Total amounts		Provision for impairment	Present value discount	Carrying amount
Current assets
Trade receivables	~~W~~	3,690,899	(374,962)	(8,463)	3,307,474
Other receivables		3,745,004	(99,629)	(1,974)	3,643,401

Total		7,435,903	(474,591)	(10,437)	6,950,875

Non-current assets
Trade receivables		220,938	(1,299)	(13,373)	206,266
Other receivables		1,239,606	(95,230)	(12,787)	1,131,589

Total	~~W~~	1,460,544	(96,529)	(26,160)	1,337,855

(In millions of Korean won)	December 31, 2023
	Total amounts		Provision for impairment	Present value discount	Carrying amount
Current assets
Trade receivables	~~W~~	3,596,899	(330,002)	(9,165)	3,257,732
Other receivables		3,990,900	(76,089)	(2,254)	3,912,557

Total		7,587,799	(406,091)	(11,419)	7,170,289

Non-current assets
Trade receivables		318,429	(1,288)	(19,476)	297,665
Other receivables		1,227,929	(107,547)	(13,879)	1,106,503

Total	~~W~~	1,546,358	(108,835)	(33,355)	1,404,168

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

(2)	Details of other receivables as of September 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	September 30, 2024		December 31, 2023
Loans	~~W~~	48,075	51,854
Receivables [1]		3,322,769	3,539,742
Accrued income		48,552	43,920
Refundable deposits		266,147	299,935
Loans receivable		1,084,165	1,067,005
Finance lease receivables		145,309	141,883
Others		54,832	58,357
Less: Provision for impairment		(194,859)	(183,636)

Total	~~W~~	4,774,990	5,019,060

[1]	As of September 30, 2024, credit sales asset of ~~W~~ 2,456,904 million (December 31, 2023: ~~W~~ 2,696,505 million) held by BC Card Co., Ltd. are included.

(3)	The maximum exposure of trade and other receivables to credit risk is the carrying amount of each class of receivables mentioned above as of September 30, 2024.

(4)

The Group classifies a certain portion of trade receivables as financial assets at fair value through other comprehensive income, based on business model for managing the asset and the cash flow characteristics of the contract.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

6.	Other Financial Assets and Liabilities

(1)	Details of other financial assets and liabilities as of September 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	September 30, 2024		December 31, 2023
Other financial assets
Financial assets at amortized cost [1]	~~W~~	717,457	1,385,921
Financial assets at fair value through profis or loss [1,2]		1,117,997	939,661
Financial assets at fair value through other comprehensive income		1,901,045	1,680,168
Derivatives used for hedging		211,982	159,211
Less: Non-current		(2,870,766)	(2,724,761)

Current	~~W~~	1,077,715	1,440,200

Other financial liabilities
Financial liabilities at amortized cost [3,4]	~~W~~	917,958	915,185
Financial liabilities at FVTPL		125,008	136,106
Derivatives used for hedging		2,306	24,547
Less: Non-current		(720,147)	(753,739)

Current	~~W~~	325,125	322,099

[1]

As of September 30, 2024, the Group’s financial instruments amount to ~~W~~ 115,350 million (December 31, 2023: ~~W~~ 98,309 million) and consist of checking account deposits, time deposits, and others which are subject to withdrawal restrictions.

[2]

As of September 30, 2024, the Group provided investments in Korea Software Financial Cooperative and others amounting to ~~W~~ 10,477 million (December 31, 2023: ~~W~~ 9,016 million) as a collateral in exchange for the payment guarantee provided by the Korea Software Financial Cooperative and others.

[3]	The amount includes liabilities related to the obligation to acquire additional shares in Epsilon Global Communications Pte. Ltd. and kt Cloud Co., Ltd. (Note 15).
[4]	The amount includes liabilities convertible preferred Stock issued by kt Cloud Co., Ltd. (Note 15).

(2)	Financial Assets at fair value through profit or loss

1)	Details of financial assets at fair value through profit or loss as of September 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	September 30, 2024		December 31, 2023
Equity instruments (Listed)	~~W~~	8,129	13,911
Equity instruments (Unlisted)		42,223	42,185
Debt instruments		1,067,645	880,549
Derivatives held for trading [1]		—	3,016

Total		1,117,997	939,661
Less: Non-current		(854,171)	(782,143)

Current	~~W~~	263,826	157,518

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

2)

The maximum exposure to credit risks for debt instruments of financial assets at fair value through profit or loss is the carrying amount of each class of debt instruments above as of September 30, 2024.

(3)	Financial Assets at fair value through other comprehensive income

1)	Details of financial assets at fair value through other comprehensive income as of September 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	September 30, 2024		December 31, 2023
Equity instruments (Listed)	~~W~~	1,450,521	1,231,188
Equity instruments (Unlisted)		444,407	443,067
Debt instruments		6,117	5,913

Total		1,901,045	1,680,168
Less: Non-current		(1,901,045)	(1,680,168)

Current	~~W~~	—	—

2)

Upon disposal of these equity investments, any balance within the accumulated other comprehensive income is reclassified not to profit or loss, but to retained earnings. Upon disposal of these debt investments, the remaining balance of the accumulated other comprehensive income is reclassified to profit or loss.

(4)	Derivatives used for Hedging

1)	Details of valuation of derivatives used for hedging as of September 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	September 30, 2024			December 31, 2023
	Assets		Liabilities	Assets	Liabilities
Interest rate swap [1]	~~W~~	631	60	1,530	191
Currency swap [2]		211,351	2,246	157,681	24,356

Total		211,982	2,306	159,211	24,547
Less: Non-current		(110,435)	—	(107,802)	(23,696)

Current	~~W~~	101,547	2,306	51,409	851

[1]	The interest rate swap contract is to hedge the risk of variability in cash flow from the floating-rate borrowings due to changes in interest rate.

[2]

The currency swap contract is to hedge the risk of variability in cash flow from the borrowings due to changes in interest rate and foreign exchange rate and the expected maximum period for the Group to be exposed to risks of cash flow fluctuation by hedged items is until September 7, 2034.

The entire fair value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item exceeds 12 months and, as a current asset or liability, if the maturity of the hedged item is within 12 months.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

2)	Details of valuation gains and losses on the derivative instruments for the nine-month periods ended September 30, 2024 and 2023, are as follows:

(In millions of Korean won)
	2024				2023
Type of transaction	Valuation gain		Valuation loss	Other comprehensive loss[1]	Valuation gain	Valuation loss	Other comprehensive loss[1]
Interest rate swap	~~W~~	62	—	(785)	—	—	736
Currency swap		65,857	2,677	11,731	157,120	204	(39,882)

Total	~~W~~	65,919	2,677	10,946	157,120	204	(39,146)

[1]	The amounts are before adjustments for deferred income tax and allocations to non-controlling interests and have been directly reflected in equity.

3)

The ineffective portion recognized in profit or loss relate to cash flow hedges amounts to valuation gain of ~~W~~ 1,608 million for the nine-month periods ended September 30, 2024 (For the Nine-month periods ended September 30, 2023: valuation gain of ~~W~~ 1,373 million).

(5)	Financial Liabilities at fair value through profit or loss

1)	Details of financial liabilities at fair value through profit or loss as of September 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	September 30, 2024		December 31, 2023
Derivatives held for trading [1,2]	~~W~~	125,008	136,106

[1]

The Group signed a shareholder-to-share agreement with financial investors participating in the paid-in capital increase of K Bank Inc. for the nine-month period ended September 30, 2024. According to the Drag-Along Right, if K Back inc. fails to be listed on the terms agreed upon for the date of completion of the acquisition, financial investors may exercise the Drag-Along right to the Group, and the Group may comply or exercise the right to claim for sale. If financial investors exercise the Drag-Along Right, the Group must exercise the right to claim for sale or guarantee the return on the terms agreed upon by financial investors. (Note 15).

[2]	The amount includes derivatives separated from convertible bonds issued by the Group (Note 12).

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

2)	The valuation gain and loss on financial liabilities at fair value through profit or loss for the nine-month periods ended September 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024			2023
	Valuation gain		Valuation loss	Valuation gain	Valuation loss
Derivatives liabilities held for trading	~~W~~	11,098	—	—	9,507

7.	Inventories

Inventories as of September 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)
	September 30, 2024				December 31, 2023
	Acquisition cost		Valuation allowance	Carrying amount	Acquisition cost	Valuation allowance	Carrying amount
Merchandise	~~W~~	953,512	(80,174)	873,338	981,127	(102,215)	878,912
Others		29,838	—	29,838	33,350	—	33,350

Total	~~W~~	983,350	(80,174)	903,176	1,014,477	(102,215)	912,262

Cost of inventories recognized as expenses for the nine-month period ended September 30, 2024 amounts to ~~W~~ 2,628,976 million (For the nine-month periods ended September 30, 2023: ~~W~~ 2,451,208 million) and reversal valuation loss on inventory amounts to ~~W~~ 22,041 million for the nine-month period ended September 30, 2024 (For the nine-month periods ended September 30, 2023: ~~W~~ 3,972 million).

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

8.	Other Assets and Liabilities

Other assets and liabilities as of September 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	September 30, 2024		December 31, 2023
Other assets
Advance payments	~~W~~	250,873	217,997
Prepaid expenses		284,669	146,628
Contract cost		1,721,866	1,727,468
Contract assets		850,870	832,520
Others		20,754	15,237
Less: Non-current		(820,590)	(827,297)

Current	~~W~~	2,308,442	2,112,553

Other liabilities
Advances received [1]	~~W~~	996,618	582,652
Withholdings		142,302	159,080
Unearned revenue [1]		28,369	27,392
Lease liabilities		1,101,710	1,179,909
Contract liabilities		279,338	278,749
Others		27,382	30,848
Less: Non-current		(805,546)	(950,015)

Current	~~W~~	1,770,173	1,308,615

[1]	The amounts include adjustments arising from adoption of Korean IFRS 1115 Revenue from Contracts with Customers (Note 19).

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

9.	Property and Equipment, Investment Properties, and Intangible Assets

(1)	Changes in property and equipment for nine-month period ended September 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Beginning, net	~~W~~	14,872,079	14,772,179
Acquisition and capital expenditure		1,862,339	2,184,266
Disposal and termination		(51,418)	(59,157)
Depreciation		(2,107,814)	(2,025,561)
Transfer to investment properties		1,052	(108,181)
Changes in consolidation scope		(1,326)	6,761
Impairment		—	(522)
Others		(65,762)	(99,838)

Ending, net	~~W~~	14,509,150	14,669,947

(2)	Changes in investment properties for the nine-month period ended September 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Beginning, net	~~W~~	2,198,135	1,933,358
Acquisition and capital expenditure		112,709	136,291
Disposal		(1,772)	(4,228)
Depreciation		(39,286)	(42,862)
Transfer to investment properties		(1,052)	108,181
Others		(1,208)	(1,180)

Ending, net	~~W~~	2,267,526	2,129,560

(3)

As of September 30, 2024, the Group (Lessor) has entered into a non-cancellable operating lease contract for real estate. The future minimum lease payments under this contract amount to ~~W~~ 105,700 million for one year or less, ~~W~~ 130,193 million for more than one year and less than five years, ~~W~~ 13,191 million for over five years, and ~~W~~ 249,084 million in total.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

(4)	Details of properties and equipment and investment properties provided as collateral as of September 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	September 30, 2024
Collateral	Carrying amount		Secured amount	Related account	Related amount	Secured party
Land and buildings	~~W~~	80,003	75,468	Borrowings	62,890	Industrial Bank of Korea/Shinhan Bank/Standard Chartered Bank Korea
Land and Buildings		558,565	67,845	Deposits	57,881	Lessee

(In millions of Korean won)	December 31, 2023
Collateral	Carrying amount		Secured amount	Related account	Related amount	Secured party
Land and Buildings	~~W~~	81,057	64,680	Borrowings	54,900	Industrial Bank of Korea/Shinhan Bank/Standard Chartered Bank Korea
Land and Buildings		555,921	64,877	Deposits	55,965	Lessee

(5)	Changes in intangible assets for the nine-month period ended September 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Beginning, net	~~W~~	2,533,861	3,129,833
Acquisition and capital expenditure [1]		147,984	254,950
Disposal and termination		(14,266)	(9,235)
Amortization		(494,165)	(477,388)
Impairment		(857)	(695)
Changes in consolidation scope		(9,370)	6,094
Others		21,748	29,208

Ending, net	~~W~~	2,184,935	2,932,767

[1]	Amounts include transfers from property and equipment.

The carrying amount of intangible assets with indefinite useful lives, including membership rights (except for goodwill), that are not subject to amortization, is ~~W~~ 205,550 million as of September 30, 2024 (December 31, 2023: ~~W~~ 212,910 million).

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

(6)	Goodwill is allocated to the Group’s cash-generating units, which are identified by operating segments. As of September 30, 2024, the goodwill allocated to each cash-generation unit is as follows:

(In millions of Korean won)
Cash-Generating Unit	Amount
Mobile services	~~W~~	65,057
BC Card Co., Ltd..		41,234
HCN Co., Ltd.		128,688
GENIE Music Corporation		50,214
MILLIE Co., Ltd.		54,725
PlayD Co., Ltd.		40,068
KT Telecop Co., Ltd.		15,418
Epsilon Global Communications Pte. Ltd.		46,740
KT MOS Bukbu Co., Ltd. and others		45,935

Total	~~W~~	488,079

The recoverable amount of goodwill has been determined based on the fair value obtained by calculating the value in use or deducting the cost of disposal. The value in use was calculated using pre-tax cash flow estimates based on financial budgets, such as the budget for the next five years. Cash flows after the estimated period were estimated using the expected growth rate, and the growth rate does not exceed the long-term average growth rate of the industry to which the cash-generating unit belongs. The Group has determined revenue growth rate based on past performance and expectations of future market changes. The Group has determined pre-tax cash flow estimates based on past earnings and market growth forecasts, and the discount rate used reflects the specific risks associated with related operations.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

10.	Investments in Associates and Joint Ventures

(1)	Details of associates as of September 30, 2024 and December 31, 2023, are as follows:

	Percentage of ownership (%)		Location	Closing month
	September 30, 2024	December 31, 2023
KIF Investment Fund	33.3%	33.3%	Korea	December
K Bank Inc.	33.7%	33.7%	Korea	December
HD Hyundai Robotics Co., Ltd. [1]	10.0%	10.0%	Korea	December
Megazone Cloud Corporation [1]	6.8%	6.8%	Korea	December
IGIS No. 468-1 General Private Real Estate Investment Company	44.6%	44.6%	Korea	December
KT-DSC Creative Economy Youth Start-up Investment Fund	28.6%	28.6%	Korea	December
IGIS No. 395 Professional Investors Private Investment Real Estate Investment LLC	35.3%	35.3%	Korea	December

[1]

Although the Group holds less than 20% interest in ordinary shares as of September 30, 2024, these entities are included in investments in associates as the Group exerts significant influence over operational and financial policies.

(2)	Changes in investments in associates and joint ventures for the nine-month period ended September 30, 2024 and 2023, are as follows:

	2024
(In millions of Korean won)	Beginning		Acquisition (Disposal)	Share of net profit (loss) from associates and joint ventures [1]	Others	Ending
KIF Investment Fund	~~W~~	177,054	—	617	983	178,654
K Bank Inc.		872,881	—	40,088	3,456	916,425
HD Hyundai Robotics Co., Ltd.		47,734	—	574	(685)	47,623
Megazone Cloud Corporation		131,694	—	(2,236)	1,365	130,823
IGIS No. 468-1 General Private Real Estate Investment Company		23,484	—	(56)	—	23,428
KT-DSC Creative Economy Youth Start-up Investment Fund		25,117	(275)	(6,726)	(845)	17,271
IGIS Professional Investors Private Investment Real Estate Investment LLC No 395		11,942	—	(1,734)	—	10,208
LS Marine Solution Co., Ltd.		23,492	(19,656)	237	(4,073)	—
Others [1]		243,491	40,441	(28,375)	(964)	254,593

Total	~~W~~	1,556,889	20,510	2,389	(763)	1,579,025

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

	2023
(In millions of Korean won)	Beginning		Acquisition (Disposal)	Share of net profit (loss) from associates and joint ventures [1]	Others	Ending
KIF Investment Fund	~~W~~	170,979	—	1,174	300	172,453
K Bank Inc.		852,756	—	10,768	12,386	875,910
HD Hyundai Robotics Co., Ltd.		49,372	—	167	(110)	49,429
Megazone Cloud Corporation		136,199	—	(5,117)	2,322	133,404
IGIS No. 468-1 General Private Real Estate Investment Company		23,589	—	(57)	—	23,532
KT-DSC Creative Economy Youth Start-up Investment Fund		22,123	(500)	1,514	—	23,137
IGIS Professional Investors Private Investment Real Estate Investment LLC No 395		16,620	—	(765)	—	15,855
LS Marine Solution Co., Ltd.		—	—	126	23,256	23,382
Others [1]		209,084	75,396	(8,636)	(8,244)	267,600

Total	~~W~~	1,480,722	74,896	(826)	29,910	1,584,702

[1]

KT Investment Co., Ltd., a subsidiary of the Group, recognized net profit (loss) in the investments in associates as operating income. Net loss recognized as operating income for the nine-months period ended September 30, 2024 amount to ~~W~~ 216 million (nine-month period ended September 30, 2023: net loss of ~~W~~ 128 million).

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

(3)

Summarized statements of financial position of the major associates and joint ventures as of September 30, 2024 and December 31, 2023 and summarized statements of profit or loss for the nine-month period ended September 30, 2024 and 2023, are as follows:

(In millions of Korean won)	September 30, 2024
	Assets		Liabilities	Operating revenue	Profit (loss) for the period
KIF Investment Fund	~~W~~	535,962	—	12,407	1,850
K Bank Inc.		24,511,648	22,513,963	875,824	122,419
HD Hyundai Robotics Co., Ltd.		369,562	100,790	166,702	3,872
Megazone Cloud Corporation		1,156,606	570,143	1,226,033	(12,575)
IGIS No. 468-1 General Private Real Estate Investment Company		52,485	6	4	(126)
KT-DSC Creative Economy Youth Start-up Investment Fund		60,852	404	3,994	(21,230)
IGIS Professional Investors Private Investment Real Estate Investment LLC No 395		169,459	126,782	—	(333)

(In millions of Korean won)	December 31, 2023			September 30, 2023
	Assets		Liabilities	Operating revenue	Profit (loss) for the period
KIF Investment Fund	~~W~~	531,163	—	14,122	3,523
K Bank Inc		21,410,602	19,545,592	688,142	23,614
HD Hyundai Robotics Co., Ltd.		386,292	116,332	121,299	629
Megazone Cloud Corporation		1,142,383	546,766	1,041,121	(16,826)
IGIS No. 468-1 General Private Real Estate Investment Company		52,616	11	4	(128)
KT-DSC Creative Economy Youth Start-up Investment Fund		88,010	101	10,659	5,299
IGIS Professional Investors Private Investment Real Estate Investment LLC No 395		151,459	107,553	—	(296)

(4)

Due to discontinuance of equity method of accounting, the Group has not recognized loss from associates and joint ventures of ~~W~~ 1,053 million for the nine-month period September 30, 2024 (nine-month period ended September 30, 2023: ~~W~~ 703 million). The unrecognized accumulated comprehensive loss of associates and joint ventures as of September 30, 2024 is ~~W~~ 7,234 million (December 31, 2023: ~~W~~ 10,748 million).

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

11.	Trade and Other Payables

(1)	Details of trade and other payables as of September 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	September 30, 2024		December 31, 2023
Current liabilities
Trade payables	~~W~~	1,210,643	1,297,752
Other payables		6,502,269	6,757,170

Total	~~W~~	7,712,912	8,054,922

Non-current liabilities
Trade payables		1,792	3,202
Other payables	~~W~~	571,603	816,356

Total	~~W~~	573,395	819,558

(2)	Details of other payables as of September 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	September 30, 2024		December 31, 2023
Non-trade payables [1]	~~W~~	4,376,528	5,207,165
Accrued expenses		1,531,408	1,267,700
Operating deposits		944,760	880,810
Others		221,176	217,851
Less: non-current		(571,603)	(816,356)

Current	~~W~~	6,502,269	6,757,170

[1]	As of September 30, 2024, credit sale liabilities amounting to ~~W~~ 2,075,633 million (December 31, 2023: ~~W~~ 2,314,077 million) held by BC Card Co., Ltd. (a subsidiary of the Group) are included.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

12.	Borrowings

(1)	Details of borrowings as of September 30, 2024 and December 31, 2023, are as follows:

1)	Debentures

(In millions of Korean won and foreign currencies in thousands)			September 30, 2024			December 31, 2023
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
MTNP notes [1]	Sep. 07, 2034	6.500%	USD 100,000	~~W~~	131,960	USD 100,000	~~W~~	128,940
MTNP notes	Jul. 18, 2026	2.500%	USD 400,000		527,840	USD 400,000		515,760
MTNP notes	Jul. 19, 2024	—	—		—	JPY 400,000		3,651
MTNP notes	Sep. 01, 2025	1.000%	USD 400,000		527,840	USD 400,000		515,760
FR notes [2]	Nov. 01, 2024	Compounded SOFR+1.210%	USD 350,000		461,860	USD 350,000		451,290
MTNP notes	Jan. 21, 2027	1.375%	USD 300,000		395,880	USD 300,000		386,820
MTNP notes	Aug. 08, 2025	4.000%	USD 500,000		659,800	USD 500,000		644,700
The 183-3rd Public bond	Dec. 22, 2031	4.270%	—		160,000	—		160,000
The 184-3rd Public bond	Apr. 10, 2033	3.170%	—		100,000	—		100,000
The 186-3rd Public bond	Jun. 26, 2024	—	—		—	—		110,000
The 186-4th Public bond	Jun. 26, 2034	3.695%	—		100,000	—		100,000
The 187-3rd Public bond	Sep. 02, 2024	—	—		—	—		170,000
The 187-4th Public bond	Sep. 02, 2034	3.546%	—		100,000	—		100,000
The 188-2nd Public bond	Jan. 29, 2025	2.454%	—		240,000	—		240,000
The 188-3rd Public bond	Jan. 29, 2035	2.706%	—		50,000	—		50,000
The 189-3rd Public bond	Jan. 28, 2026	2.203%	—		100,000	—		100,000
The 189-4th Public bond	Jan. 28, 2036	2.351%	—		70,000	—		70,000
The 190-3rd Public bond	Jan. 30, 2028	2.947%	—		170,000	—		170,000
The 190-4th Public bond	Jan. 30, 2038	2.931%	—		70,000	—		70,000
The 191-2nd Public bond	Jan. 15, 2024	—	—		—	—		80,000
The 191-3rd Public bond	Jan. 15, 2029	2.160%	—		110,000	—		110,000
The 191-4th Public bond	Jan. 14, 2039	2.213%	—		90,000	—		90,000
The 192-2nd Public bond	Oct. 11, 2024	1.578%	—		100,000	—		100,000
The 192-3rd Public bond	Oct. 11, 2029	1.622%	—		50,000	—		50,000
The 192-4th Public bond	Oct. 11, 2039	1.674%	—		110,000	—		110,000
The 193-2nd Public bond	Jun. 17, 2025	1.434%	—		70,000	—		70,000
The 193-3rd Public bond	Jun. 17, 2030	1.608%	—		20,000	—		20,000
The 193-4th Public bond	Jun. 15, 2040	1.713%	—		60,000	—		60,000
The 194-1st Public bond	Jan. 26, 2024	—	—		—	—		130,000
The 194-2nd Public bond	Jan. 27, 2026	1.452%	—		140,000	—		140,000
The 194-3rd Public bond	Jan. 27, 2031	1.849%	—		50,000	—		50,000
The 194-4th Public bond	Jan. 25, 2041	1.976%	—		80,000	—		80,000
The 195-1st Public bond	Jun. 10, 2024	—	—		—	—		180,000
The 195-2nd Public bond	Jun. 10, 2026	1.806%	—		80,000	—		80,000
The 195-3rd Public bond	Jun. 10, 2031	2.168%	—		40,000	—		40,000
The 196-1st Public bond	Jan. 27, 2025	2.596%	—		270,000	—		270,000
The 196-2nd Public bond	Jan. 27, 2027	2.637%	—		100,000	—		100,000
The 196-3rd Public bond	Jan. 27, 2032	2.741%	—		30,000	—		30,000
The 197-1st Public bond	Jun. 27, 2025	4.191%	—		280,000	—		280,000
The 197-2nd Public bond	Jun. 29, 2027	4.188%	—		120,000	—		120,000
The 198-1st Public bond	Jan. 10, 2025	3.847%	—		70,000	—		70,000

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

(In millions of Korean won and foreign currencies in thousands)			September 30, 2024		December 31, 2023
Type	Maturity	Annual interest rates	Foreign currency	Korean won	Foreign currency	Korean won
The 198-2nd Public bond	Jan. 12, 2026	3.869%	—	150,000	—	150,000
The 198-3rd Public bond	Jan. 12, 2028	3.971%	—	80,000	—	80,000
The 199-1st Public bond	Jul. 11, 2025	4.028%	—	85,000	—	85,000
The 199-2nd Public bond	Jul. 10, 2026	4.146%	—	160,000	—	160,000
The 199-3rd Public bond	Jul. 12, 2028	4.221%	—	155,000	—	155,000
The 200-1st Public bond	Feb. 27, 2026	3.552%	—	120,000	—	—
The 200-2nd Public bond	Feb. 26, 2027	3.608%	—	200,000	—	—
The 200-3rd Public bond	Feb. 27, 2029	3.548%	—	80,000	—	—
The 18-1st unsecured bond	Jul. 02, 2024	—	—	—	—	100,000
The 18-2nd unsecured bond	Jul. 02, 2026	2.224%	—	50,000	—	50,000
The 19-1nd unsecured bond	Jun. 12, 2027	3.691%	—	50,000	—	—
The 19-2nd unsecured bond	Jun. 12, 2029	3.783%	—	50,000	—	—
The 149-1st Won-denominated unsecured bond	Mar. 08, 2024	—	—	—	—	70,000
The 149-2nd Won-denominated unsecured bond	Mar. 10, 2026	1.756%	—	30,000	—	30,000
The 150-2nd Won-denominated unsecured bond	Apr. 08, 2024	—	—	—	—	30,000
The 151-2nd Won-denominated unsecured bond	May. 14, 2024	—	—	—	—	40,000
The 152-1st Won-denominated unsecured bond	Aug. 30, 2024	—	—	—	—	80,000
The 152-2nd Won-denominated unsecured bond	Aug. 28, 2026	1.982%	—	20,000	—	20,000
The 153-2nd Won-denominated unsecured bond	Nov. 11, 2024	2.425%	—	70,000	—	70,000
The 154th Won-denominated unsecured bond	Jan. 23, 2025	2.511%	—	40,000	—	40,000
The 155-1st Won-denominated unsecured bond	Feb. 29, 2024	—	—	—	—	50,000
The 155-2nd Won-denominated unsecured bond	Sep. 02, 2024	—	—	—	—	20,000
The 155-3rd Won-denominated unsecured bond	Feb. 28, 2025	2.880%	—	20,000	—	20,000
The 156-1st Won-denominated unsecured bond [3]	Mar. 25, 2025	5Y CMS+0.404%	—	60,000	—	60,000
The 156-2nd Won-denominated unsecured bond [3]	Mar. 25, 2032	10Y CMS+0.965%	—	40,000	—	40,000
The 158th Won-denominated unsecured bond	Jan. 27, 2025	4.421%	—	50,000	—	50,000

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

(In millions of Korean won and foreign currencies in thousands)			September 30, 2024		December 31, 2023
Type	Maturity	Annual interest rates	Foreign currency	Korean won	Foreign currency	Korean won
The 159-1st Won-denominated unsecured bond	Aug. 09, 2024	—	—	—	—	30,000
The 159-2nd Won-denominated unsecured bond	Aug. 11, 2027	4.505%	—	30,000	—	30,000
The 160-1st Won-denominated unsecured bond	Jun. 14, 2024	—	—	—	—	20,000
The 160-2nd Won-denominated unsecured bond	Dec. 13, 2024	5.667%	—	20,000	—	20,000
The 160-3rd Won-denominated unsecured bond	Dec. 12, 2025	5.769%	—	30,000	—	30,000
The 161-1st Won-denominated unsecured bond	Jun. 21, 2024	—	—	—	—	10,000
The 161-2nd Won-denominated unsecured bond	Dec. 20, 2024	5.557%	—	20,000	—	20,000
The 161-3rd Won-denominated unsecured bond	Jun. 20, 2025	5.594%	—	30,000	—	30,000
The 161-4th Won-denominated unsecured bond	Dec. 22, 2025	5.615%	—	10,000	—	10,000
The 162-2nd Won-denominated unsecured bond	Jan. 26, 2024	—	—	—	—	40,000
The 162-3rd Won-denominated unsecured bond	Apr. 26, 2024	—	—	—	—	10,000
The 163-1st Won-denominated unsecured bond	Feb. 20, 2026	4.059%	—	20,000	—	20,000
The 163-2nd Won-denominated unsecured bond	Feb. 22, 2028	4.311%	—	80,000	—	80,000
The 164-1st Won-denominated unsecured bond	Apr. 12, 2024	—	—	—	—	10,000
The 164-2nd Won-denominated unsecured bond	Oct. 24, 2024	3.821%	—	30,000	—	30,000
The 164-3rd Won-denominated unsecured bond	Apr. 14, 2028	4.220%	—	30,000	—	30,000
The 165-1st Won-denominated unsecured bond	May. 09, 2025	3.870%	—	30,000	—	30,000

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

(In millions of Korean won and foreign currencies in thousands)			September 30, 2024		December 31, 2023
Type	Maturity	Annual interest rates	Foreign currency	Korean won	Foreign currency	Korean won
The 165-2nd Won-denominated unsecured bond	Nov. 09, 2026	3.932%	—	10,000	—	10,000
The 165-3rd Won-denominated unsecured bond	May. 07, 2027	3.972%	—	30,000	—	30,000
The 166-1st Won-denominated unsecured bond	Nov. 22, 2024	4.205%	—	20,000	—	20,000
The 166-2nd Won-denominated unsecured bond	Apr. 22, 2025	4.310%	—	40,000	—	40,000
The 166-3rd Won-denominated unsecured bond	May. 21, 2025	4.332%	—	10,000	—	10,000
The 166-4th Won-denominated unsecured bond	May. 22, 2025	4.332%	—	40,000	—	40,000
The 167-1st Won-denominated unsecured bond	Dec. 20, 2024	3.865%	—	30,000	—	30,000
The 167-2nd Won-denominated unsecured bond	Jan. 22, 2025	3.864%	—	50,000	—	50,000
The 167-3rd Won-denominated unsecured bond	Feb. 21, 2025	3.864%	—	10,000	—	10,000
The 167-4th Won-denominated unsecured bond	Dec. 22, 2025	3.858%	—	10,000	—	10,000
The 168-1st Won-denominated unsecured bond	Jun. 05, 2025	3.687%	—	40,000	—	—
The 168-2nd Won-denominated unsecured bond	Aug. 06, 2025	3.703%	—	70,000	—	—
The 168-3rd Won-denominated unsecured bond	Oct. 02, 2025	3.724%	—	40,000	—	—
The 169th Won-denominated unsecured bond	Apr. 4, 2025	3.671%	—	50,000	—	—
The 170th Won-denominated unsecured bond	Jun. 12, 2026	3.688%	—	50,000	—	—
The 171-1st Won-denominated unsecured bond	Jun. 11, 2027	3.330%	—	20,000	—	—
The 171-2nd Won-denominated unsecured bond	Aug. 12, 2027	3.329%	—	60,000	—	—

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

(In millions of Korean won and foreign currencies in thousands)			September 30, 2024			December 31, 2023
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
The 172-1st Won-denominated unsecured bond	Mar. 6, 2026	3.514%	—		10,000	—		—
The 172-2nd Won-denominated unsecured bond	Mar. 9, 2026	3.514%	—		40,000	—		—
The 172-3rd Won-denominated unsecured bond	Sep. 9, 2026	3.474%	—		30,000	—		—
The 173-1st Won-denominated unsecured bond	Sep. 23, 2027	3.291%	—		60,000	—		—
The 173-2nd Won-denominated unsecured bond	Sep. 24, 2027	3.291%	—		50,000	—		—
The 173-3rd Won-denominated unsecured bond	Oct. 22, 2027	3.292%	—		40,000	—		—

Subtotal					8,385,180			8,446,921
Less: Current portion					(3,489,637)			(1,924,523)
Discount on bonds					(16,198)			(19,248)

Total				~~W~~	4,879,345		~~W~~	6,503,150

[1]

As of September 30, 2024, the Controlling Company has outstanding notes in the amount of USD 100 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered on the Singapore Stock Exchange, which allowed issuance of notes of up to USD 2,000 million. However, the MTNP was terminated in 2007.

[2]	The Daily SOFR is approximately 4.960% as of September 30, 2024.

[3]	The CMS (5Y) and CMS (10Y) is approximately 2.773% and 2.820%, respectively as of September 30, 2024.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

2)	Convertible bonds

(In millions of Korean won)
Type	Issuance Date	Maturity	Annual interest Rate	September 30, 2024		December 31, 2023
The 1st CB (Private) [1]	Jun. 5, 2020	Jun. 5, 2025	[2]	~~W~~	8,000	8,000
Redemption premium					2,267	2,267
Conversion rights adjustment					(905)	(1,811)

Subtotal					9,362	8,456
Less: Current portion					(9,362)	(8,456)

Total				~~W~~	—	—

[1]	Common shares of Storywiz are subject to conversion (appraisal period: September 5, 2021~May 4, 2025).
[2]	Nominal interest rate and maturity yield is approximately 0% and 5%, respectively, and will be settled on maturity.

3)	Borrowings

a.	Short-term borrowings

(In millions of Korean won)
Type	Financial institution	Annual interest rates	September 30, 2024			December 31, 2023
			Foreign currency	Korean won		Foreign currency	Korean won
Operational
	Shinhan Bank [1]	Financial Bond (6M) +2.850% ~ Financial Bond (6M)+ 2.860%	—		8,990	—		—
		4.300%	—		70,000	—		151,500
	Woori Bank	4.050%~5.440%	—		112,550	—		70,000
		—	—		—	—		20,000
	Korea Development Bank [1]	Industrial Financial Debenture (1Y) +2.640%	—		8,000	—		—
		4.680%~4.850%	—		23,700			34,900
	Industrial Bank of Korea [1]	4.460%	—		6,000	—		6,000
	Hana Bank	4.280%	—		28,000	—		—
		—	—		—	—		4,800
	KB SECURITIES	3.630%	—		120,000	—		69,635
	HSBC	—	—		—	USD 23,600		30,450
	NongHyup Bank [1]	KORIBOR(1M)+1.230%	—		700	—		—
		—	—		—	—		8,500
	Korea Investment	—	—		—	—		30,000

Total				~~W~~	377,940		~~W~~	425,785

[1]	As of September 30, 2024, the interest rates for the financial bond (6M), industrial finance bond (1Y), and KORIBOR (1M) were approximately 3.409%, 3.183%, and 3.490%, respectively.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

b.	Long-term borrowings

(In millions of Korean won and thousands of foreign currencies)			September 30, 2024			December 31, 2023
Financial institution	Type	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
Export-Import Bank of Korea	Inter-Korean Cooperation Fund [1]	1.00%	—	~~W~~	987	—	~~W~~	1,480
CA-CIB	General loans	3.820%	—		100,000	—		200,000
JPM	General loans	2.700%	—		100,000	—		200,000
DBS	General loans	3.820%	—		100,000	—		100,000
Shinhan Bank	General loans	4.090%	—		100,000	—		—
	General loans[2]	Term SOFR(3M)+1.700%	USD 8,910		11,758	USD 8,910		11,489
	General loans	—	—		—	USD 31,472		40,655
	General loans [3]	4.490%	—		62,398	—		62,398
	General loans [2]	Term SOFR(3M)+1.600%	USD 21,127		27,879	USD 21,127		27,241
	General loans [2]	Term SOFR(3M)+1.940%	USD 35,000		46,186	USD 35,000		45,129
	General loans [2]	CD(91D)+1.800%	—		16,900	—		16,900
Woori Bank	General loans [2]	EURIBOR(3M)+0.900%	EUR 7,700		11,350	EUR 7,700		10,985
	General loans	5.290%	—		26,526	—		41,526
Hi Investment & Securities	CP	2.302%	—		94,734	—		92,994
Bookook Investment	CP	3.603%	—		9,931	—		19,525
Korea Investment	CP	3.622%	—		78,171	—		75,928
Korea Development Bank	General loans	4.740%~4.960%	—		33,000	—		137,000
KDB Bank Uzbekistan	loans [4]	23.000%	UZS 44,989,915		4,499	—		—
	loans [4]	10.300%	USD 5,400		6,922	—		—
NH Jayang	PF loans [2]	CD(91D)+1.150%	—		19,733	—		53,033
Kyobo Life Insurance	PF loans [2]	CD(91D)+1.150%~ CD(91D)+3.450%	—		54,615	—		84,586
Standard Chartered Bank Korea	PF loans [2]	CD(91D)+1.150%~ CD(91D)+3.450%	—		36,410	—		56,390
	General loans [2]	CD(91D)+0.750%	—		32,000	—		32,000
Samsung Life Insurance	PF loans	1.860%~4.160%	—		30,341	—		46,992
Kookmin Bank	General loans	4.750%	—		8,000	—		—

Subtotal					1,012,340			1,356,251
Less: Current portion					(481,765)			(699,800)

Total				~~W~~	530,575		~~W~~	656,451

[1]	The above Inter-Korean Cooperation Fund is repayable in installments over 13 years after a 7-year grace period.
[2]	EURIBOR (3M), Term SOFR (3M) and CD (91D) are approximately 3.729%, 4.592%, 3.530% respectively, as of September 30, 2024.
[3]	The general loans are repayable in installments over 4 years after a three-year grace period.
[4]	The general loans are repayable in installments over 3 years after a two-year grace period.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

(2)	Repayment schedule of the Group’s debentures and borrowings including the portion of current liabilities as of September 30, 2024, is as follows:

(In millions of Korean won)
	Bonds				Borrowings			Total
	In local currency		In foreign currency	Sub- total	In local currency	In foreign currency	Sub- total
Oct.1, 2024 ~ Sep.30, 2025	~~W~~	1,853,000	1,649,500	3,502,500	762,535	97,170	859,705	4,362,205
Oct.1, 2025 ~ Sep.30, 2026		1,090,000	527,840	1,617,840	24,093	—	24,093	1,641,933
Oct.1, 2026 ~ Sep.30, 2027		730,000	395,880	1,125,880	437,332	3,808	441,140	1,567,020
Oct.1, 2027 ~ Sep.30, 2028		555,000	—	555,000	15,600	3,808	19,408	574,408
After Oct.1, 2028		1,460,000	131,960	1,591,960	42,126	3,808	45,934	1,637,894

Total	~~W~~	5,688,000	2,705,180	8,393,180	1,281,686	108,594	1,390,280	9,783,460

13.	Provisions

Changes in provisions the nine-month period ended September 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024
	Litigation		Restoration cost	Others	Total
Beginning balance	~~W~~	29,707	133,159	59,357	222,223
Increase (transfer)		(194)	9,290	5,295	14,391
Usage		(3,389)	(1,298)	(4,901)	(9,588)
Reversal		(3,102)	(627)	(941)	(4,670)

Ending balance	~~W~~	23,022	140,524	58,810	222,356

Less: Current	~~W~~	(22,990)	(23,376)	(58,678)	(105,044)
Non-current		32	117,148	132	117,312

(In millions of Korean won)	2023
	Litigation		Restoration cost	Others	Total
Beginning balance	~~W~~	36,329	108,962	55,075	200,366
Increase (transfer)		42	15,992	5,716	21,750
Usage		(262)	(879)	(3,932)	(5,073)
Reversal		(2)	(580)	(49)	(631)
Changes in consolidation scope		—	—	(177)	(177)
Others		—	(445)	445	—

Ending balance	~~W~~	36,107	123,050	57,078	216,235

Less: Current	~~W~~	(34,532)	(19,764)	(56,839)	(111,135)
Non-current		1,575	103,286	239	105,100

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

14.	Net Defined Benefit Liabilities (Assets)

(1)	The amounts recognized in the statements of financial position as of September 30, 2024 and December 31, 2023, are determined as follows:

(In millions of Korean won)	September 30, 2024		December 31, 2023
Present value of defined benefit obligations	~~W~~	2,420,589	2,365,793
Fair value of plan assets		(2,407,948)	(2,462,925)

Liabilities	~~W~~	83,152	63,616

Assets	~~W~~	70,511	160,748

(2)	Changes in the defined benefit obligations for the nine-month period ended September 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Beginning	~~W~~	2,365,793	2,218,655
Current service cost		165,507	158,001
Interest expense		62,965	73,908
Benefit paid		(177,901)	(163,901)
Remeasurements on defined benefit obligations:		4,108	2,272
Changes in scope of consolidation		(422)	(3,398)
Others		539	(835)

Ending	~~W~~	2,420,589	2,284,702

(3)	Changes in the fair value of plan assets for the nine-month period ended September 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Beginning	~~W~~	2,462,925	2,478,143
Interest income		68,715	86,098
Remeasurements on plan assets:		1,451	6,853
Employer contributions		7,136	8,689
Benefits paid		(168,724)	(146,762)
Changes in scope of consolidation		—	(3,766)
Others		36,445	53,519

Ending	~~W~~	2,407,948	2,482,774

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

(4)	Amounts recognized in the consolidated statement of profit or loss for the nine-month period ended September 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Current service cost	~~W~~	165,507	158,001
Net interest expense		(5,750)	(12,190)
Transfer out		(11,706)	(9,669)

Total expenses	~~W~~	148,051	136,142

15.	Commitments and Contingencies

(1)	As of September 30, 2024, major commitments with local financial institutions are as follows:

(In millions of Korean won and foreign currencies in thousands)	Financial institution	Limit		Used amount
Bank overdraft	Kookmin Bank and others	~~W~~	374,000	—
Inter-Korean Cooperation Fund	Export-Import Bank of Korea		37,700	987
Economic Cooperation Business Insurance	Export-Import Bank of Korea		3,240	1,732
Collateralized loan on electronic accounts receivable-trade	Kookmin Bank and others		544,650	9,773
Plus electronic notes payable	Industrial Bank of Korea		50,000	495
Working capital loan	Korea Development Bank and others		1,570,990	279,140
	Shinhan Bank		USD 65,037	USD 65,037
	Woori Bank		EUR 7,700	EUR 7,700
Facility loans	Shinhan Bank and others		824,000	230,024
Derivatives transaction limit	Korea Development Bank and others		USD 1,970,000	USD 1,970,000

Total			KRW3,404,580	522,151
			USD 2,035,037	2,035,037
			EUR7,700	7,700

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

(2)	As of September 30, 2024, guarantees received from financial institutions are as follows:

(In millions of Korean won and foreign currencies in thousands)	Financial institution	Limit
Hana Bank	Guarantee for payment in Korean currency		4,000
	Comprehensive credit line and others		3,100
	Guarantee for payment in foreign currency	USD	59
	Comprehensive credit line and others	USD	10,300
Kookmin Bank	Guarantee for payment in foreign currency	USD	3,186
Shinhan Bank	Guarantee for payment in Korean currency		710
	Guarantee for payment in foreign currency and others	USD	101,054
	Corporate card issuance guarantee	VND	222,914
Woori Bank	Guarantee for payment in Korean currency		5,100
	Guarantee for payment in foreign currency	USD	7,000
	Guarantee for payment in foreign currency	EUR	7,700
Korea Development Bank	Refund guarantee for advances received	USD	6,811
HSBC	Guarantees for depositions	USD	825
Seoul Guarantee Insurance Company	Performance guarantee and others		394,414
Korea Software Financial Cooperative	Performance guarantee and others		1,308,260
Korea Specialty Contractor Financial Cooperative	Performance guarantee and others		135
Korea Housing Finance Corporation	Performance guarantee and others		44,000
Korea Housing & Urban Guarantee Corporation [1]	Performance guarantee and others		691,530
Information & Communication Financial Cooperative	Performance guarantee and others		133,009

Total	KRW		2,584,258
	USD	USD	129,235
	EUR	EUR	7,700
	VND	VND	222,914

[1]	Inventory assets (~~W~~ 362,010 million) and investment properties (~~W~~ 392,764 million) are provided as collateral with commitment respectively, as of September 30, 2024.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

(3)	As of September 30, 2024, guarantees provided by the Group to third parties are as follows:

(In millions of Korean won)
	Subject to payment guarantees	Creditor	Limit	Used amount	Period
KT Estate Inc	Wonju Bando U—bora Mark Bridge Buyer	Hana Bank	103,000	82,877	Aug. 5, 2022 ~ Feb. 28, 2025
KT Engineering Co., Ltd. [1]	Gasan Solar Power Plant Inc.	Shinhan Bank	4,700	112	Jan. 7, 2010 ~ Jan. 8, 2025
Nasmedia Co., Ltd.	Stockholders Association Members	Korea Securities Finance Corp	738	252	—

[1]	KT Engineering Co., Ltd., a subsidiary of the Group, is subject to payment, depending on the reimbursement of principal debtor.

(4)

The Controlling Company is jointly and severally obligated with KT Sat Co., Ltd., a subsidiary, to pay KT Sat Co., Ltd.’s liabilities incurred prior to spin-off. As of September 30, 2024, the Controlling Company and KT Sat Co., Ltd. are jointly and severally liable for reimbursement of ~~W~~ 509 million.

(5)

For the nine-month period ended September 30, 2024, the Group entered into agreements with the Securitization Specialty Companies (2024: First 5G 73rd to 76th Securitization Specialty Co., Ltd., 2023: First 5G 67th to 72nd Securitization Specialty Co., Ltd.) and disposed of its trade receivables related to handset sales. The Group also made asset management agreements with each securitization specialty company and in accordance with the agreement, the Group will receive asset management fees upon liquidation of the securitization specialty company.

(6)

As of September 30, 2024, the Group is a defendant in 248 lawsuits with the total claimed amount of ~~W~~ 173,871 million (As of December 31, 2023: ~~W~~ 167,834 million). As of September 30, 2024, litigation provisions of ~~W~~ 23,022 million for pending lawsuits and unasserted claims are recorded as liabilities for potential loss in the ordinary course of business. The final outcomes of the cases cannot be estimated as of September 30, 2024 (Note 13).

(7)

Under the agreement of bond issuance and borrowings, the Group is required to maintain certain financial ratios such as debt-to-equity ratio, use the funds for the designated purpose and report to the creditors periodically. The covenant also contains restriction on provision of additional collateral and disposal of certain assets.

(8)	As of September 30, 2024, the Group participates in Algerie Sidi Abdela new town development consortium (percentage of ownership: 2.5%) and has joint liability with other consortium participants.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

(9)	As of September 30, 2024, the contract amount of properties and equipments acquisition agreement made but not yet recognized amounts to ~~W~~ 407,323 million (As of December 31, 2023: ~~W~~ 489,231 million).

(10)	As of September 30, 2024, there are derivatives generated by the Group granting Drag-Along Right to financial investors participating in paid-in capital increase of K Bank Inc. (Note 6).

(11)

The Group has an agreement with a transferor participated in share transfer agreement of MILLE Co., Ltd. As per the conditions of the agreement, the founding shareholders and others can exercise Put Option for the ordinary shares they hold, and this was exercised during the nine-month period ended September 30, 2024.

(12)

The Group entered into an agreement with financial investors of Epsilon Global Communications Pte regarding the acquisition of shares contract. If certain conditions are not met in the future as disclosed in the terms and conditions of the agreement, financial investors may exercise Tag-Along Right, Drag-Along Right, and the right to sell shares for the convertible preferred shares they hold (Note 6).

(13)

The Group has an obligation for additional contributions as per agreement to Storm Ventures FUND VII and others. As of September 30, 2024, remaining amounts of USD 33,700 thousand and JPY 240,000 thousand will be invested through the Capital Call method in the future.

(14)

The Group has the amount of ~~W~~ 201,615 million (40%) of joint responsibility obligation and ~~W~~ 302,423 million (60%) of obligation to provide financial support as a construction investor during the construction period with respect to K Defense Co., Ltd. established in accordance with the Private Investment Act on Social Infrastructure. During the operating period, the Group has the amount of ~~W~~ 438,312 million (100%) of obligation to provide financial support as an operating investor.

(15)

The Group entered into a stock sale contract with HYUNDAI MOBIS and HYUNDAI MOTOR COMPANY. If a certain period of time has elapsed from the date of the contract and the acquired stocks are to be disposed to a third party, HYUNDAI MOBIS and HYUND AI MOTOR COMPANY may exercise a preferential purchase right to designate a buyer with priority.

(16)

During the prior period, the Group entered into an agreement with equity investors who participated in the equity acquisition contract of kt Cloud Co., Ltd. According to this agreement, if conditions per the agreement are met, the financial investor may exercise a Tag-Along or a Put-Option to the Group in the future. In relation to this contract, the Group and the financial investor may settle mutual profits if there is a difference between the final public offering price and the preliminary public offering price (Note 6).

(17)	The Group has the obligation of paying Minimum Guarantee as utilizing product bundling of Tving Co., Ltd., and the right to be paid a certain proportion of the excess as per agreement.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

16.	Leases

Information for leases when the Group acts as a lessee is as follows. Information on leases when the Group acts as a lessor is described in Note 9.

(1)	Amounts recognized in the consolidated statement of financial position

The consolidated statements of financial position shows the following amounts relating to leases:

(In millions of Korean won)	September 30, 2024		December 31, 2023
Right-of-use assets
Property and building	~~W~~	984,031	1,019,537
Machinery and communication line facilities		102,813	89,150
Others		180,372	196,276

Total	~~W~~	1,267,216	1,304,963

(In millions of Korean won)	September 30, 2024		December 31, 2023
Lease liabilities [1]
Current	~~W~~	364,686	307,868
Non-current		737,024	872,042

Total	~~W~~	1,101,710	1,179,910

[1]	Included in the line item other current liabilities and other non-current liabilities in the consolidated statements of financial position (Note 8).

For the nine-month periods ended September 30, 2024 and 2023, right-of-use assets related to leases increased by ~~W~~ 224,696 million and ~~W~~ 289,678, respectively.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

(2)	Amounts recognized in the consolidated statement of profit or loss

The consolidated statement of profit or loss relating to leases for the nine-month period September 30, 2024, and 2023, are as follows:

(In millions of Korean won)	2024		2023
Depreciation of right-of-use assets
Property and building	~~W~~	224,482	222,434
Machinery and communication line facilities		19,257	19,726
Others		61,023	52,873

Total	~~W~~	304,762	295,033

Depreciation of investment property		—	15
Interest expense relating to lease liabilities	~~W~~	37,229	38,268
Expense relating to short-term leases		5,784	9,618
Expense relating to leases of low-value assets that are not short-term leases		19,113	17,875
Expense relating to variable lease payments not included in lease liabilities		10,792	6,539

The total cash outflow for leases for the nine-month periods ended September 30, 2024 and 2023 is ~~W~~ 344,704 million and ~~W~~ 360,968 million, respectively.

17.	Retained Earnings

Details of retained earnings as of September 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	September 30, 2024		December 31, 2023
Legal reserve [1]	~~W~~	782,249	782,249
Voluntary reserves [2]		4,651,362	4,651,362
Unappropriated retained earnings		9,241,550	9,060,819

Total	~~W~~	14,675,161	14,494,430

[1]

The Commercial Code of the Republic of Korea requires the Controlling Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued share capital. The reserve is not available for the payment of cash dividends but may be transferred to share capital with the approval of the Controlling Company’s Board of Directors or used to reduce accumulated deficit, if any, with the ratification of the Controlling Company’s majority shareholders.

[2]

The reserves of research and development of human resources in other surplus reserves are separately accumulated on disposal of retained earnings on tax filing adjustments when calculating income taxes in accordance with regulations of Tax Reduction and Exemption Control Act of Korea. Reversal of the reserves according to the relevant tax law can be paid out as dividends.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

18.	Other Components of Equity

(1)	The Group’s other components of equity, as of September 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	September 30, 2024		December 31, 2023
Treasury stock	~~W~~	(215,459)	(398,075)
Gain on disposal of treasury stock		2,850	3,220
Share-based compensation		6,237	8,773
Equity transactions within consolidated entities [1]		(428,623)	(416,336)

Total	~~W~~	(634,995)	(802,418)

[1]	Profit or loss incurred from transactions with non-controlling interest and investment difference incurred from change in proportion of subsidiaries are included.

(2)	As of September 30, 2024 and December 31, 2023, the details of treasury stock, are as follows:

	September 30, 2024		December 31, 2023
Number of shares (in shares)		6,195,910	11,447,338
Amount (in millions of Korean won)	~~W~~	215,459	398,075

Treasury stock held as of September 30, 2024, is expected to be used for stock compensation for the Group’s directors, employees, and for other purposes.

19.	Revenue from Contracts with Customers and Relevant Contract Assets and Liabilities

(1)	The Group has recognized the following amounts relating to revenue for three- and the nine-month periods ended September 30, 2024 and 2023:

(In millions of Korean won)	2024			2023
	Three-month		Nine-month	Three-month	Nine-month
Revenue from contracts with customers	~~W~~	6,594,289	19,681,289	6,639,548	19,519,119
Revenue from other sources		60,326	174,299	57,894	169,520

Total	~~W~~	6,654,615	19,855,588	6,697,442	19,688,639

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

(2)	Operating revenues for the three- and nine-month periods ended September 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024			2023
	Three-month		Nine-month	Three-month	Nine-month
Services provided	~~W~~	5,751,952	17,251,247	5,842,461	17,274,449
Sales of goods		902,663	2,604,341	854,981	2,414,190

Total	~~W~~	6,654,615	19,855,588	6,697,442	19,688,639

Revenue from providing services is recognized over time and revenue from sales of goods are recognized at a point in time. Revenues from construction commitments included in sales of goods are recognized using the percentage of completion method.

(3)	The contract assets, liabilities and deferred revenue recognized in relation to the revenues from contracts with customers are as follows:

(In millions of Korean won)	September 30, 2024		December 31, 2023
Contract assets [1]	~~W~~	1,174,068	1,130,745
Contract liabilities [1]		293,093	311,023
Deferred revenue [2]		86,280	81,067

[1]

The Group recognized contract assets of ~~W~~ 323,198 million and contract liabilities of ~~W~~ 13,755 million for long-term construction contract as of September 30, 2024 (December 31, 2023: contract assets of ~~W~~ 308,821 million and contract liabilities of ~~W~~ 32,274 million). The Group recognizes contract assets as trade receivables and other receivables, and contract liabilities as other current liabilities.

[2]	Deferred revenue related to government grant is excluded.

(4)	The contract costs recognized as assets are as follows:

(In millions of Korean won)	September 30, 2024		December 31, 2023
Incremental costs of obtaining a contract	~~W~~	1,649,960	1,656,711
Cost of contract performance		71,906	70,757

Total	~~W~~	1,721,866	1,727,468

As of September 30, 2024, the Group recognized ~~W~~ 1,285,231 million (nine-month period ended September 30, 2023: ~~W~~ 1,322,822 million) of operating expenses related to contract assets..

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

(5)	For the three- and nine-month periods ended September 30, 2024 and 2023, revenue recognized from carried-forward contract liabilities and deferred revenue from prior year, is as follows:

(In millions of Korean won)	2024			2023
	Three- month		Nine- month	Three- month	Nine- month
Revenue recognized from the beginning balance of contract liabilities
Allocation of the transaction price	~~W~~	50,466	166,251	44,874	179,772
Deferred revenue of joining/installment fees		10,023	32,727	9,866	33,074

Total	~~W~~	60,489	198,978	54,740	212,846

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

20.	Operating Expenses

(1)	Operating expenses for the three- and nine-month periods ended September 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024			2023
	Three-month		Nine-month	Three-month	Nine-month
Employee benefit cost	~~W~~	1,118,334	3,432,409	1,191,032	3,391,569
Depreciation		710,135	2,114,914	683,180	2,030,237
Depreciation of right-of-use assets		98,571	304,762	97,886	295,032
Amortization of intangible assets		156,045	484,926	156,852	471,282
Commissions		338,843	1,024,231	328,157	928,744
Interconnection charges		107,515	319,606	107,442	328,340
International interconnection fees		39,315	102,600	26,620	118,638
Purchase of inventories		881,601	2,597,849	950,249	2,445,482
Changes of inventories		60,868	9,086	(70,515)	1,755
Sales commissions		568,316	1,689,037	581,436	1,746,530
Service cost		536,023	1,602,824	631,156	1,668,482
Utilities		151,132	415,562	117,943	310,420
Taxes and dues		68,615	198,343	58,895	187,477
Rent		34,209	110,390	42,794	124,269
Insurance premium		20,320	51,961	16,467	48,737
Installation fee		40,325	120,376	38,436	129,785
Advertising expenses		44,359	117,168	38,634	114,094
Research and development expenses		44,505	138,683	50,246	134,771
Card service costs		734,794	2,247,715	792,419	2,377,029
Others		436,680	1,308,550	536,180	1,451,820

Total	~~W~~	6,190,505	18,390,992	6,375,509	18,304,493

(2)	Details of employee benefits for the three- and nine-month periods ended September 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024			2023
	Three-month		Nine-month	Three-month	Nine-month
Salaries & Wages	~~W~~	1,037,475	3,189,483	1,114,986	3,164,468
Post-employment benefits (defined benefit plan)		49,308	148,051	44,354	136,142
Post-employment benefits (defined contribution plan)		23,684	69,673	24,110	64,577
Share-based payment		2,444	6,292	3,012	12,350
Others		5,423	18,910	4,570	14,032

Total	~~W~~	1,118,334	3,432,409	1,191,032	3,391,569

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

21.	Other Income and Other Expenses

(1)	Other income for the three- and nine-month periods ended September 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024			2023
	Three-month		Nine-month	Three-month	Nine-month
Gain on disposal of property and equipment and investment properties	~~W~~	8,773	31,257	5,854	18,471
Gain on disposal of intangible assets		199	311	—	300
Gain on disposal of right-of-use assets		887	2,414	265	2,126
Property and Equipment loss recovery income		40,712	106,312	36,501	106,349
Income from government subsidies		9,102	23,309	8,394	25,753
Gain on disposal of investments in associates		17,968	19,074	873	6,927
Gain on disposal of subsidiaries		—	52,688	28,825	28,825
Others		11,835	34,408	11,112	35,004

Total	~~W~~	89,476	269,773	91,824	223,755

(2)	Other expenses for the three- and nine-month periods ended September 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024			2023
	Three-month		Nine-month	Three-month	Nine-month
Loss on disposal of properties and equipment	~~W~~	12,059	48,404	19,489	51,389
Loss on disposal of intangible assets		431	8,270	1,698	4,724
Loss on disposal of right-of-use assets		148	1,423	193	1,142
Loss on disposal of investments in associates		5	17	—	—
Loss on disposal of subsidiaries		—	3,154	—	—
Donations		801	5,127	6,262	23,523
Other allowance for bad debts		(129)	20,990	9,696	21,347
Others		27,101	71,430	21,747	91,596

Total	~~W~~	40,416	158,815	59,085	193,721

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

22.	Financial Income and Costs

(1)	Details of finance income for the three- and nine-month periods ended September 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024			2023
	Three-month		Nine-month	Three-month	Nine-month
Interest income	~~W~~	74,441	230,916	72,130	203,866
Gain on foreign currency transactions		6,035	13,943	5,085	15,756
Gain on foreign currency translation		1,811	22,726	(262)	14,220
Gain on derivatives transactions		39	3,248	7,504	12,275
Gain on valuation of derivatives		(152,859)	76,974	61,512	159,403
Gain on disposal of trade receivables		—	—	—	3,441
Dividend income		15,233	57,445	11,541	45,863
Others		1,621	9,701	7,926	9,972

Total	~~W~~	(53,679)	414,953	165,436	464,796

(2)	Details of finance costs for the three- and nine-month periods ended September 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024			2023
	Three-month		Nine-month	Three-month	Nine-month
Interest expenses	~~W~~	83,201	278,064	89,210	260,075
Loss on foreign currency transactions		2,605	8,643	10,029	25,890
Loss on foreign currency translation		(143,488)	82,764	77,559	203,176
Loss on derivatives transactions		2,275	2,275	17	17
Loss on valuation of derivatives		2,323	2,677	(13,313)	5,436
Loss on disposal of trade receivables		1,148	4,737	1,919	8,984
Others		423	21,851	1,509	38,631

Total	~~W~~	(51,513)	401,011	166,930	542,209

23.	Income Tax Expense

Income tax expense is recognized based on the best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual income tax rate used for the year ending December 31, 2024, is 25.6%.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

24.	Earnings per Share

Basic earnings per share for the three- and nine-month periods ended September 30, 2024 and 2023, are calculated as follows:

(1)	Basic Earnings per Share

Basic earnings per share is calculated by dividing the profit for the period by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares held by the Group as treasury stock.

	2024			2023
	Three-month		Nine-month	Three-month	Nine-month
Profit attributable to ordinary shares (In millions of Korean won)	~~W~~	357,075	1,125,113	264,001	954,581
Weighted average number of ordinary shares outstanding (In number of shares)		245,825,775	245,937,306	248,229,697	251,119,400

Basic earnings per share (In Korean won)	~~W~~	1,453	4,575	1,064	3,801

(2)	Diluted Earnings per Share

Diluted earnings per share from operations is calculated by adjusting the weighted average number of ordinary shares outstanding assuming that all dilutive potential ordinary shares are converted into ordinary shares. The Group has dilutive potential ordinary shares from convertible bonds, convertible preferred stock and other share-based payments:

	2024				2023
	Three-month		Nine-month	Three-month	Nine-month
Profit attributable to ordinary shares (In millions of Korean won)	~~W~~	357,075	1,125,113	264,001	954,581
Adjusted net income attributable to ordinary shares (In millions of Korean won)		(213)	(454)	(130)	(574)
Diluted profit attributable to ordinary shares (In millions of Korean won)		356,862	1,124,659	263,871	954,007
Number of dilutive potential ordinary shares outstanding (In number of shares)		99,797	77,760	129,329	114,355
Weighted average number of ordinary shares outstanding (In number of shares)		245,925,572	246,015,066	248,359,026	251,233,755

Diluted earnings per share (In Korean won)	~~W~~	1,451	4,572	1,062	3,797

Diluted earnings per share is calculated by dividing the profit for the period by the sum of the weighted average number of ordinary shares and dilutive potential ordinary shares. This calculation takes into account both ordinary shares and all dilutive potential shares

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

25.	Cash Generated from Operations

(1)	Cash flows from operating activities for the nine-month periods ended September 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
1. Profit for the period	~~W~~	1,186,715	1,030,429
2. Adjustments for:
Income tax expense		408,049	305,640
Interest income [1]		(310,295)	(287,630)
Interest expense [1]		320,365	300,861
Dividends income [2]		(59,429)	(47,630)
Depreciation		2,147,100	2,068,423
Amortization of intangible assets		494,165	477,388
Depreciation of right-of-use assets		304,762	295,033
Provisions for severance benefits (defined benefits)		159,757	145,811
Impairment losses on trade receivables		136,800	129,326
Share of net profit or loss of associates and joint ventures		(5,052)	826
Gain on disposal of subsidiaries and associates		(68,591)	(35,752)
Loss on disposal of property, equipment and investment properties [3]		17,234	22,376
Impairment loss on property and equipment		—	522
Gain on disposal of right-of-use assets		(991)	(984)
Loss on disposal of intangible assets		7,959	4,424
Impairment loss on intangible assets		857	695
Loss on foreign currency translation		60,008	188,956
Gain on valuation and settlement of derivatives		(75,312)	(149,220)
Loss on disposal of financial assets at amortized cost		1	1
Gain on disposal of financial assets at fair value through profit or loss		(4,103)	(1,214)
Loss on valuation of financial assets at fair value through profit or loss [4]		9,164	5,432
Others		99,071	115,876
3. Changes in operating assets and liabilities
Increase in trade receivables		(325,288)	(469,166)
Decrease (Increase) in other receivables		131,218	(1,591,277)
Decrease (Increase) in other current assets		(165,743)	3,165
Increase in other non-current assets		(56,095)	(67,744)
Decrease (Increase) in inventories		15,939	(25,502)
Increase (decrease) in trade payables		(114,004)	349,132
Increase (decrease) in other payables		58,865	2,052,692
Increase (decrease) in other current liabilities		375,341	(15,577)
Increase (decrease) in other non-current liabilities		(9,211)	5,272
Increase (decrease) in provisions		(2,651)	2,783
Increase (decrease) in deferred revenue		(1,401)	489
Decrease in plan assets		242,916	178,544
Payment of post-employment benefits (defined benefit)		(312,051)	(272,722)

4. Cash generated from operations (1+2+3)		4,666,069	4,719,678

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

[1]

Subsidiaries such as BC Card Co., Ltd. recognize interest income and expense as operating revenue and expense, respectively. Interest income of ~~W~~ 79,379 million (For the nine-month period ended September 30, 2023: ~~W~~ 83,764 million) recognized as operating revenue and interest expense of ~~W~~ 42,301 million (For the nine-month periods ended September 30, 2023: ~~W~~ 41,993 million) recognized as operating expense, for the nine-month period ended September 30, 2024, are included in the adjustment.

[2]

BC Card Co., Ltd. recognized dividend income as operating revenue. Dividend income of ~~W~~ 1,701 million recognized as operating revenue for the nine-month period ended September 30, 2024 (nine-month period ended September 30, 2023: ~~W~~ 1,758 million) is included in the adjustment.

[3]

Gains and losses on disposal of investment properties of KT Estate Inc. are presented as operating revenue and operating expense, respectively. Loss on disposal of investment properties of ~~W~~ 87 million (For the nine-month periods ended September 30, 2023: gain on disposal of investment properties of ~~W~~ 10,542 million) recognized as operating revenue and expense, for the nine-month period ended September 30, 2024, is included in the adjustment.

[4]

Subsidiaries such as KT Investment Co., Ltd. recognized gain and loss on valuation of financial assets at fair value through profit or loss as operating revenue and expense, respectively. Net loss on valuation of financial assets at fair value through profit or loss of ~~W~~ 2,312 million (For the nine-month period ended September 30, 2023: net gain on valuation of financial assets at fair value through profit or loss of ~~W~~ 10,514 million) that is recognized as operating revenue and expense, for the nine-month period ended September 30, 2024, is included in the adjustment.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

(2)	Significant transactions not affecting cash flows for the nine-month periods ended September 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Reclassification of current portion of borrowings	~~W~~	3,126,734	1,632,405
Reclassification of construction-in-progress to property and equipment		1,342,896	1,922,436
Change of other payables relating to acquisition of property and equipment		(44,994)	(224,370)
Change of other payables relating to acquisition of intangible assets		(290,400)	(189,086)
Reclassification of other payables from net defined benefit liabilities		(14,144)	(12,965)
Increase in financial assets due to stock exchange		52,841	—

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

26.	Changes in Liabilities Arising from Financing Activities

Details of changes in liabilities arising from financing activities, liabilities related to cashflow to be classified as future financing activities, for the nine-month periods ended September 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024
				Others
	Beginning		Cash flows	Acquisition	Changes in FX rate	Fair value change	Other changes	Ending
Borrowings	~~W~~	10,218,165	(514,277)	—	64,970	—	(234)	9,768,624
Lease liabilities		1,179,909	(266,463)	227,146	—	264	(39,146)	1,101,710
Derivative liabilities		24,547	(855)	—	—	837	(22,223)	2,306
Derivative assets		(159,211)	1,118	—	(59,494)	(16,881)	22,486	(211,982)

Total	~~W~~	11,263,410	(780,477)	227,146	5,476	(15,780)	(39,117)	10,660,658

(In millions of Korean won)	2023
				Others
	Beginning		Cash flows	Acquisition	Changes in FX rate	Fair value change	Other changes	Ending
Borrowings	~~W~~	10,006,685	83,014	(97)	163,241	1,483	55,139	10,309,465
Lease liabilities		1,172,038	(293,222)	298,384	—	38	(26,277)	1,150,961
Derivative liabilities		33,555	—	—	204	745	(33,688)	816
Derivative assets		(190,830)	48,183	—	(152,675)	34,592	22,812	(237,918)

Total	~~W~~	11,021,448	(162,025)	298,287	10,770	36,858	17,986	11,223,324

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

27.	Segment Information

(1)	The management of the Group determines the operating segments based on the reported information when establishing the business strategy.

Details	Business service
ICT	Mobile/fixed line telecommunication service and convergence business, B2B business and others
Finance	Credit card business
Satellite TV	Satellite TV business
Real estate	Residential building development and supply
Others	IT, facility security, global business, and others

(2)	Details of each segment for the three- and nine-month periods ended September 30, 2024 and 2023, are as follows:

(In millions of Korean won)
	2024
	Operating revenues			Operating profit		Depreciation and amortization [1]
	Three- month		Nine- month	Three- month	Nine- month	Three- month	Nine- month
ICT	~~W~~	4,764,983	14,008,107	338,858	1,091,489	805,837	2,415,088
Finance		859,699	2,640,662	31,374	106,297	8,400	25,339
Satellite TV		177,342	531,432	10,692	36,377	11,890	36,499
Real estate		144,902	431,539	17,719	57,269	17,050	52,389
Others		2,000,523	6,017,508	51,837	183,909	151,921	456,635

Subtotal		7,947,449	23,629,248	450,480	1,475,341	995,098	2,985,950
Elimination		(1,292,834)	(3,773,660)	13,630	(10,745)	(30,347)	(81,348)

Consolidated amount	~~W~~	6,654,615	19,855,588	464,110	1,464,596	964,751	2,904,602

[1]	Sum of the amortization of property and equipment, intangible assets, investment properties and right-of-use assets.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

(In millions of Korean won)	2023
	Operating revenues			Operating profit		Depreciation and amortization[1]
	Three- month		Nine- month	Three- month	Nine- month	Three- month	Nine- month
ICT	~~W~~	4,672,959	13,779,371	193,502	989,069	786,437	2,348,258
Finance		921,178	2,764,515	22,952	66,794	8,421	28,632
Satellite TV		180,671	540,358	10,812	45,947	12,990	40,178
Real estate		139,259	391,252	16,843	44,258	17,745	52,647
Others		2,059,087	5,888,033	71,948	237,990	142,188	417,612

Subtotal		7,973,154	23,363,529	316,057	1,384,058	967,781	2,887,327
Elimination		(1,275,712)	(3,674,890)	5,876	88	(29,863)	(90,776)

Consolidated amount	~~W~~	6,697,442	19,688,639	321,933	1,384,146	937,918	2,796,551

[1]	Sum of the amortization of property and equipment, intangible assets, investment properties and right-of-use assets.

(3)	Operating revenues for the nine-month periods ended September 30, 2024 and 2023, and non-current assets as of September 30, 2024 and December 31, 2023, by geographical regions, are as follows:

(In millions of Korean won)	2024
	Operating revenues			Non-current assets[1]
	Three-month		Nine-month	September 30, 2024
Domestic	~~W~~	6,611,396	19,724,402	20,004,382
Overseas		43,219	131,186	224,445

Total	~~W~~	6,654,615	19,855,588	20,228,827

(In millions of Korean won)	2023
	Operating revenues			Non-current assets[1]
	Three months		Nine months	December 31, 2023
Domestic	~~W~~	6,657,081	19,561,334	20,725,694
Overseas		40,361	127,305	183,344

Total	~~W~~	6,697,442	19,688,639	20,909,038

[1]	Sum of property and equipment, intangible assets, investment properties and right-of-use assets.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

28.	Related Party Transactions

(1)	The list of related party of the Group as of September 30, 2024, is as follows:

Relationship	Name of Entity
Associates and joint ventures	51 entities such as K Bank Inc., KIF Investment Fund, Megazone Cloud Corporation, and KIAMCO Data Center Development Real Estate General Private Placement Investment Blind Trusts

Others [1]	Goody Studio Co., Ltd., Rebellion Inc., Digital Pharm Co., Ltd., Mastern No.127 Logispoint Daegu Co., KORAMKO No. 143 General Private Real Estate Investment Company

[1]	Included within the scope of related parties under Korean IFRS 1024 due to the presence of significant influence, even though treated in accordance with Korean IFRS 1109.

(2)	Outstanding balances of receivables and payables in relations to transactions with related parties as of September 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)		September 30, 2024
		Receivables				Payables
Relationship	Name of Entity	Trade receivables		Other receivables	Lease receivables	Trade payables	Other payables	Lease liabilities
Associates and joint ventures	K Bank, Inc.	~~W~~	1,085	205,741	557	—	809	—
	Little Big Pictures		235	4,796	—	—	5	—
	K-Realty 11th Real Estate Investment Trust Company		50	1,283	—	—	—	5,099
	K-Realty No.3 Real Estate General Private Placement Investment		83	—	—	—	—	—
	Others		3,126	875	—	178	12,709	—
Others	Others		5	253	—	1	978	—

	Total	~~W~~	4,584	212,948	557	179	14,501	5,099

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

(In millions of Korean won)		December 31, 2023
		Receivables				Payables
Relationship	Name of Entity	Trade receivables		Other receivables	Lease receivables	Trade payables	Other payables	Lease liabilities
Associates and joint ventures	K Bank, Inc.	~~W~~	862	326,006	769	—	299	—
	Little Big Pictures		232	3,473	—	9	6	—
	K-Realty 11th Real Estate Investment Trust Company		110	1,283	—	—	—	6,732
	K-Realty No.3 Real Estate General Private Placement Investment		4,576	—	—	—	—	—
	Others		2,044	162	—	2,900	3,029	—

	Total	~~W~~	7,824	330,924	769	2,909	3,334	6,732

(3)	Significant transactions with related parties for the nine-month periods ended September 30, 2024 and 2023, are as follows:

(In millions of Korean won)		2024
		Sales			Purchases		Acquisition of right-of-use assets
Relationship	Name of Entity	Operating revenue		Other income	Operating expenses	Others [1]
Associates and joint ventures	K Bank, Inc.	~~W~~	23,786	—	14,628	—	—
	HD Hyundai Robotics Co., Ltd.		57	—	—	—	—
	K-Realty 11th Real Estate Investment Trust Company		27	150	1,998	—	14
	K-Realty No.3 Real Estate General Private Placement Investment Company		7,580	247	—	—	—
	Others [2]		17,564	476	27,062	1	—
Others	Others		32	4	206	1,320	—

	Total	~~W~~	49,046	877	43,894	1,321	14

[1]	The amount of acquisition of property, equipment and others is included.
[2]	Transactions with LS Marine Solution Co., Ltd. and QTT Global (Group) Company Limited before they were classified as non-affiliated companies are included.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

(In millions of Korean won)		2023
		Sales			Purchases		Acquisition of right-of-use assets
Relationship	Name of Entity	Operating revenue		Other income	Operating expenses	Others [1]
Associates and joint ventures	K Bank, Inc.	~~W~~	17,297	—	8,580	—	—
	Hyundai Robotics Co., Ltd.		59	—	182	—	—
	K-Realty 11th Real Estate Investment Trust Company		137	150	1,884	—	19
	Others [2]		15,748	619	30,417	137	—

	Total	~~W~~	33,241	769	41,063	137	19

[1]	The amount of acquisition of property, equipment and others is included.
[2]	Transactions with KT Living, Inc. (formerly KD Living, Inc.) before it was classified as a subsidiary of the Group are included.

(In millions of Korean won)		2024				2023
Relationship	Name of Entity	Finance income		Finance costs	Dividend Income	Finance income	Finance costs	Dividend income
Associates and joint ventures	K Bank, Inc.	~~W~~	5,581	—	—	6,108	—	—
	K-Realty 11th Real Estate Investment Trust Company		—	140	400	—	199	507
	Others [1,2]		—	—	4,769	—	—	1,630

	Total	~~W~~	5,581	140	5,169	6,108	199	2,137

[1]	Transactions with LS Marine Solution Co., Ltd. and QTT Global (Group) Company Limited before they were classified as non-affiliated companies are included.
[2]	Transactions with KT Living, Inc. (formerly KD Living, Inc.) before it was classified as a subsidiary of the Group are included.

(4)	Key management compensation for the nine-month periods ended September 30, 2024 and 2023, consists of:

(In millions of Korean won)	2024		2023
Sort-term benefits	~~W~~	1,224	1,089
Post-employment benefits		145	71
Share-based compensation		883	321

Total	~~W~~	2,252	1,481

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

(5)	Fund transactions with related parties for the nine-month periods ended September 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024
	Borrowing transactions [1]			Equity contributions in cash
	Borrowings		Repayments
Associates and joint ventures
IBK-KT Young Entrepreneurs MARS Investment Fund	~~W~~	—	—	6,000
K-Realty 11th Real Estate Investment Trust Company		—	1,788	—
TeamFresh Corp. [2]		—	—	52,841
Others		—	—	35,575
Others
Rebellions Co.,Ltd.		—	—	9,999

Total	~~W~~	—	1,788	104,415

(In millions of Korean won)	2023
	Borrowing transactions [1]			Equity contributions in cash
	Borrowings		Repayments
Associates and joint ventures
K-Realty 11th Real Estate Investment Trust Company		—	765	—
STIC Place General Private Placement Real Estate Investment Trust No.2		—	—	20,000
Telco Credit Bureau Co.,Ltd.		—	—	6,500
Super Growth K-contents Fund		—	—	6,000
Pacific geumto no.75 private hybrid asset fund		—	—	19,000
Kiamco Data Center Blind Fund		—	—	7,500
Others [3]		—	—	7,486

Total	~~W~~	—	765	66,486

[1]	Borrowing transactions include lease transactions.
[2]	The transaction involved acquiring redeemable convertible preference shares of TeamFresh Corp. and occurred in the process of exchange with the shares of Lolab Co., Ltd. that were held.
[3]	Transactions with Studio Discovery Co., Ltd. before it was classified as an associate are included.

(6)	Provision of collateral and investment agreement and others

The Group has an obligation according to invest agreements with related parties such as KIAMCO Data Center Development Real Estate General Private Placement Investment Blind Trusts. As of September 30, 2024 the Group has a plan to make an additional investment of ~~W~~ 102,108 million.

(7)	As of September 30, 2024, the limit of the credit card contract provided by the Group to K Bank, Inc. is ~~W~~ 1,285 million (December 31, 2023: ~~W~~ 1,050 million).

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

29.	Fair Value

(1)	Fair Value of Financial Instruments by Category

Carrying amount and fair value of financial instruments by category as of September 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	September 30, 2024			December 31, 2023
	Carrying amount		Fair value	Carrying amount	Fair value
Financial assets
Cash and cash equivalents	~~W~~	3,953,893	[1]	2,879,554	[1]
Trade and other receivables
Financial assets at amortized cost [2]		7,893,368	[1]	8,326,229	[1]
Financial assets at fair value through other comprehensive income		260,525	260,525	116,198	116,198
Other financial assets
Financial assets at amortized cost		717,457	[1]	1,385,921	[1]
Financial assets at fair value through profit or loss		1,117,997	1,117,997	939,661	939,661
Financial assets at fair value through other comprehensive income		1,901,045	1,901,045	1,680,168	1,680,168
Derivative financial assets for hedging		211,982	211,982	159,211	159,211

Total	~~W~~	16,056,267		15,486,942

Financial liabilities
Trade and other payables	~~W~~	7,698,943	[1]	8,317,822	[1]
Borrowings		9,768,624	9,685,758	10,218,165	9,979,545
Other financial liabilities
Financial liabilities at amortized cost		917,958	[1]	915,185	[1]
Financial liabilities at fair value through profit or loss		125,008	125,008	136,106	136,106
Derivative financial liabilities for hedging		2,306	2,306	24,547	24,547

Total	~~W~~	18,512,839		19,611,825

[1]	The Group did not conduct fair value estimation as the book amount is a reasonable approximation of the fair value.
[2]	Lease receivables are excluded from fair value disclosure in accordance with Korean IFRS 1107.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

(2)	Fair Value Hierarchy

•

Financial instruments that are measured at fair value are categorized by the fair value hierarchy, and the defined levels are as follows Level 1: The quoted (unadjusted) price in active markets for identical assets or liabilities that an entity can access at the measurement date.

•	Level 2: All inputs other than quoted prices included in Level 1 that are observable (either directly that is, or indirectly that is, derived from prices) for the asset or liability.

•	Level 3: The unobservable inputs for the asset or liability.

Fair value hierarchy classifications of the financial assets and financial liabilities that are measured disclosed at fair value or its fair value is disclosed as of September 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	September 30, 2024
	Level 1		Level 2	Level 3	Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	260,525	—	260,525
Other financial assets
Financial assets at fair value through profit or loss		8,129	239,078	870,790	1,117,997
Financial assets at fair value through other comprehensive income		1,450,091	5,499	445,455	1,901,045
Derivative financial assets for hedging		—	211,982	—	211,982

Total	~~W~~	1,458,220	717,084	1,316,245	3,491,549

Liabilities
Borrowings	~~W~~	—	9,685,758	—	9,685,758
Other financial liabilities
Financial liabilities at fair value through profit or loss		—	193	124,815	125,008
Derivative financial liabilities for hedging		—	2,306	—	2,306

Total	~~W~~	—	9,688,257	124,815	9,813,072

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

(In millions of Korean won)	December 31, 2023
	Level 1		Level 2	Level 3	Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	116,198	—	116,198
Other financial assets
Financial assets at fair value through profit or loss		13,911	156,918	768,832	939,661
Financial assets at fair value through other comprehensive income		1,230,936	5,206	444,026	1,680,168
Derivative financial assets for hedging		—	159,211	—	159,211

Total	~~W~~	1,244,847	437,533	1,212,858	2,895,238

Liabilities
Borrowings	~~W~~	—	9,979,545	—	9,979,545
Other financial liabilities
Financial liabilities at fair value through profit or loss		—	1,545	134,561	136,106
Derivative financial liabilities for hedging		—	24,547	—	24,547

Total	~~W~~	—	10,005,637	134,561	10,140,198

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

(3)	Transfers Between Fair Value Hierarchy Levels of Recurring Fair Value Measurements

1)	Details of transfers between Level 1 and Level 2 of the fair value hierarchy for recurring fair value measurements

There are no transfers between Level 1 and Level 2 of the fair value hierarchy for the recurring fair value measurements.

2)	Details of changes in Level 3 of the fair value hierarchy for recurring fair value measurements.

Details of changes in Level 3 of the fair value hierarchy for the recurring fair value measurements are as follows:

(In millions of Korean won)	2024
	Financial assets			Financial liabilities
	Financial assets at FVTPL		Financial assets at FVOCI	Financial liabilities at FVTPL
Beginning balance	~~W~~	768,832	444,026	134,561
Acquisition		63,255	1,011	—
Transfer		49,299	(183)	5,772
Disposal		(22,107)	—	—
Amount recognized in profit or loss		11,511	—	(15,518)
Amount recognized in other comprehensive income		—	601	—

Ending balance	~~W~~	870,790	445,455	124,815

(In millions of Korean won)	2023
	Financial assets				Financial liabilities
	Financial assets at FVTPL		Financial assets at FVOCI	Derivative financial assets (liabilities) for hedging	Financial liabilities at FVTPL
Beginning balance	~~W~~	612,069	497,129	1,113	141,280
Acquisition		149,181	10,267	—	—
Transfer		(2,057)	(5,554)	(1,113)	(7,363)
Changes in consolidation scope		252	—	—	—
Disposal		(36,088)	(6)	—	(5,205)
Amount recognized in profit or loss		(19,203)	(61)	—	9,506
Amount recognized in other comprehensive income		—	(593)	—	—

Ending balance	~~W~~	704,154	501,182	—	138,218

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

(4)	Valuation Technique

Valuation techniques and inputs used in the recurring and non-recurring fair value measurements and disclosed fair values categorized within Level 2 and Level 3 of the fair value hierarchy as of September 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	September 30, 2024
	Fair value		Level	Major valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	260,525	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		1,109,868	2,3	DCF Model, Adjusted Net Asset Model,
Financial assets at fair value through other comprehensive income		450,954	2,3	DCF Model, Market Approach Model
Derivative financial assets for hedging		211,982	2	DCF Model
Liabilities
Borrowings		9,685,758	2	DCF Model
Other financial liabilities
Financial liabilities at fair value through profit or loss		125,008	2,3	Binomial Option Pricing Model
Derivative financial liabilities for hedging		2,306	2	DCF Model

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

(In millions of Korean won)	December 31, 2023
	Fair value		Level	Major valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	116,198	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		925,750	2,3	DCF Model, Adjusted Net Asset Model, Monte-Carlo Simulation
Financial assets at fair value through other comprehensive income		449,232	2,3	DCF Model, Market Approach Model
Derivative financial assets for hedging		159,211	2	DCF Model
Liabilities
Borrowings		9,979,545	2	DCF Model
Other financial liabilities
Financial liabilities at fair value through profit or loss		136,106	2,3	DCF Model, Binomial Option Pricing Model
Derivative financial liabilities for hedging		24,547	2	DCF Model

(5)	Valuation Processes for Fair Value Measurements Categorized Within Level 3

The Group engages external experts that perform the fair value measurements required for financial reporting purposes. External experts report directly to the chief financial officer (CFO), and discuss the valuation processes and results with the CFO in line with the Group’s closing dates.

30.	Events After the Reporting Period

(1)	The Group has issued a debenture since the end of the reporting period, and the details are as follows.

(In thousands of foreign currencies)
Type	Issue date	Foreign currency	Annual interest rates	Maturity
Global 2024	Oct. 02. 2024	USD 500,000	4.125%-	Feb. 02, 2028

(2)	The Group has decided on a quarterly dividend at the Board of Directors dated October 15, 2024, and the details are as follows.

Type	Details
Dividend per share	~~W~~ 500 (Total dividend: ~~W~~ 122,913 million)
Dividend yield	1.2%
Dividend report date	September 30, 2024
Dividend pay date	October 31, 2024

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

(3)

The Group has implemented a special voluntary retirement system on November 8, 2024, for employees with over 15 years of continuous service. Furthermore, the construction and maintenance of network infrastructure, including tracks and power supply, will be transferred to a newly established subsidiary in January 2025.

KT Corporation

Separate Interim Financial Statements

September 30, 2024 and 2023, and December 31, 2023

ATTACHMENT: INDEPENDENT AUDITOR’S REVIEW REPORT

KT Corporation

Index

September 30, 2024 and 2023, and December 31, 2023

Deloitte Anjin LLC 9F., One IFC, 10, Gukjegeumyung-ro, Youngdeungpo-gu, Seoul 07326, Korea Tel: +82 (2) 6676 1000 Fax: +82 (2) 6674 2114 www.deloitteanjin.co.kr

Independent Auditor’s Review Report

[English Translation of Independent Auditor’s Review Report Originally Issued in Korean on November 14, 2024]

To the Shareholders and the Board of Directors of KT Corporation.

Reviewed Separate Interim Financial Statements

We have reviewed the accompanying Separate Interim financial statements of KT Corporation (the “Company”). The Separate Interim financial statements consist of the Separate Interim statement of financial position as of September 30, 2024, and the related Separate Interim statements of profit or loss and comprehensive income for the three-month and nine-month periods ended September 30, 2024 and 2023, and changes in equity and cash flows for the nine-month periods ended September 30, 2024 and 2023, all expressed in Korean won, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Separate Interim Financial Statements

Management is responsible for the preparation and fair presentation of these Separate Interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No. 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of Separate Interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express a conclusion on these Separate Interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semi-annual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of Separate Interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing(“KSA”) and consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

1

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying Separate Interim financial statements referred to above are not presented fairly, in all material respects, the financial position as of September 30, 2024, and its financial performance and its cash flows for the nine-month period ended September 2024 in accordance with K-IFRS No.1034 Interim Financial Reporting.

Other Matters

We have audited the separate statement of financial position of the Company as of December 31, 2023, and the related separate statements of profit or loss, comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, in accordance with KSA. We expressed an unqualified opinion on those financial statements in our audit report dated March 18, 2024. The accompanying separate statement of financial position as of December 31, 2023, presented for comparative purposes, is not different from the audited separate statement of financial position above in all material respects.

Seoul, Korea

November 14, 2024

Notice to Readers

This review report is effective as of November 14, 2024, the auditor’s review report date. Certain subsequent events or circumstances may have occurred between the auditor’s review report date and the time the auditor’s review report is read. Such events or circumstances could significantly affect the financial statements and may result in modifications to the auditor’s review report.

2

KT Corporation

Separate Interim Statements of Financial Position

As of September 30, 2024 and December 31, 2023

(In millions of Korean won)	Notes	September 30, 2024		December 31, 2023
Assets
Current Assets
Cash and cash equivalents	4,28	~~W~~	1,608,691	~~W~~	1,242,005
Trade and other receivables, net	4,5,28		3,275,632		3,190,269
Other financial assets	4,6,28		180,821		279,451
Inventories, net	7		264,583		368,117
Other current assets	8		2,117,996		2,008,723

Total Current Assets			7,447,723		7,088,565

Non-Current Assets
Trade and other receivables, net	4,5,28		278,242		370,717
Other financial assets	4,6,28		2,265,775		2,134,324
Property and equipment, net	9		11,185,592		11,492,776
Right-of-use assets	16		928,804		976,625
Investment properties, net	9		1,111,273		1,191,592
Intangible assets, net	9		1,189,582		1,487,848
Investments in subsidiaries, associates and joint ventures	10		4,826,856		4,796,606
Net defined benefit assets	14		19,983		60,590
Other non-current assets	8		703,319		709,276

Total Non-Current Assets			22,509,426		23,220,354

Total Assets		~~W~~	29,957,149	~~W~~	30,308,919

(Continued)

The above separate interim statements of financial position should be read in conjunction with the accompanying notes.

3

KT Corporation

Separate Interim Statements of Financial Position

As of September 30, 2024 and December 31, 2023

(In millions of Korean won)	Notes	September 30, 2024		December 31, 2023
Liabilities
Current Liabilities
Trade and other payables	4,11,28	~~W~~	4,149,127	~~W~~	4,232,377
Borrowings	4,12,28		2,860,342		1,725,234
Other financial liabilities	4,6,28		—		660
Current tax liabilities			227,088		148,136
Provisions	13,15		84,576		91,861
Deferred income	19		53,479		39,618
Other current liabilities	4,8,16		700,261		719,605

Total Current Liabilities			8,074,873		6,957,491

Non-Current Liabilities
Trade and other payables	4,11,28		489,699		739,766
Borrowings	4,12,28		4,290,720		5,834,699
Other financial liabilities	4,6,28		1,403		23,819
Provisions	13		101,250		90,493
Deferred income	19		136,153		145,334
Deferred tax liabilities			852,489		796,087
Other non-current liabilities	4,8,16		566,490		677,691

Total Non-Current Liabilities			6,438,204		8,307,889

Total Liabilities			14,513,077		15,265,380

Equity
Share capital			1,564,499		1,564,499
Share premium			1,440,258		1,440,258
Retained earnings	17		12,579,188		12,544,425
Accumulated other comprehensive income			250,281		64,229
Other components of equity	18		(390,154)		(569,872)

Total Equity			15,444,072		15,043,539

Total Liabilities and Equity		~~W~~	29,957,149	~~W~~	30,308,919

(Concluded)

The above separate interim statements of financial position should be read in conjunction with the accompanying notes.

4

KT Corporation

Separate Interim Statements of Profit or Loss

For the three-month and nine-month periods ended September 30, 2024 and 2023

		Three-Month and Nine-Month Periods Ended September 30
(In millions of Korean won, except per share amounts)	Notes	2024				2023
		Three-month		Nine-month		Three-month		Nine-month
Operating Revenue	19	~~W~~	4,764,983	~~W~~	14,008,107	~~W~~	4,672,959	~~W~~	13,779,371
Operating Expenses	20		4,426,125		12,916,618		4,479,457		12,790,302

Operating Profit			338,858		1,091,489		193,502		989,069
Other income	21		104,332		290,456		85,696		257,295
Other expenses	21		39,975		126,166		57,717		169,728
Finance income	22		(71,859)		310,942		143,269		401,367
Finance costs	22		(76,657)		283,445		136,584		427,493

Profit before Income Tax			408,013		1,283,276		228,166		1,050,510
Income tax expense	23		98,221		304,953		17,597		215,021

Profit for the Period		~~W~~	309,792	~~W~~	978,323	~~W~~	210,569	~~W~~	835,489

Earnings per share
Basic earnings per share	24	~~W~~	1,260	~~W~~	3,978	~~W~~	848	~~W~~	3,327
Diluted earnings per share	24		1,260		3,977		848		3,326

The above separate interim statements of profit or loss should be read in conjunction with the accompanying notes.

5

KT Corporation

Separate Interim Statements of Comprehensive Income

For the three-month and nine-month periods ended September 30, 2024 and 2023

		Three-Month and Nine-Month Periods Ended September 30
(In millions of Korean won)	Notes	2024				2023
		Three- month		Nine- month		Three- month		Nine- month
Profit for the period		~~W~~	309,792	~~W~~	978,323	~~W~~	210,569	~~W~~	835,489

Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Remeasurements of the net defined benefit Assets	14		608		2,179		1,694		4,411
Valuation gains on equity instruments at fair value through other comprehensive income			(63,458)		163,951		646		112,381
Items that are or may be subsequently reclassified to profit or loss:
Valuation gains (losses) on cash flow hedges	6		(82,009)		55,463		42,324		88,493
Other comprehensive income from cash flow hedges reclassified to profit or loss			102,188		(44,403)		(45,028)		(118,774)

Other comprehensive income (loss) for the period, net of tax			(42,671)		177,190		(364)		86,511

Total comprehensive income (loss) for the period		~~W~~	267,121	~~W~~	1,155,513	~~W~~	210,205	~~W~~	922,000

The above separate interim statements of comprehensive income should be read in conjunction with the accompanying notes.

6

KT Corporation

Separate Interim Statements of Changes in Equity

For the nine-month periods ended September 30, 2024 and 2023

(In millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total equity
Balance as of January 1, 2023		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	12,347,403	~~W~~	(72,672)	~~W~~	(421,408)	~~W~~	14,858,080
Comprehensive income
Profit for the period			—		—		835,489		—		—		835,489
Valuation gains on financial assets at fair value through other comprehensive income	6		—		—		222		112,159		—		112,381
Remeasurements of net defined benefit assets	14		—		—		4,411		—		—		4,411
Valuation gains (losses) on cash flow hedges	6		—		—		—		(30,281)		—		(30,281)

Total comprehensive income for the period			—		—		840,122		81,878		—		922,000

Transactions with owners
Dividends paid			—		—		(501,843)		—		—		(501,843)
Appropriation of retained earnings related to loss on disposal of treasury stock			—		—		(44,422)		—		44,422		—
Acquisition of treasury stock			—		—		—		—		(300,243)		(300,243)
Disposal of treasury stock			—		—		—		—		4,463		4,463
Retirement of treasury stock			—		—		(100,000)		—		100,000		—
Others			—		—		—		—		908		908

Subtotal			—		—		(646,265)		—		(150,450)		(796,715)

Balance as of September 30, 2023		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	12,541,260	~~W~~	9,206	~~W~~	(571,858)	~~W~~	14,983,365

Balance as of January 1, 2024		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	12,544,425	~~W~~	64,229	~~W~~	(569,872)	~~W~~	15,043,539
Comprehensive income
Profit for the period			—		—		978,323		—		—		978,323
Valuation gains on financial assets at fair value through other comprehensive income	6		—		—		(11,041)		174,992		—		163,951
Remeasurements of net defined benefit assets	14		—		—		2,179		—		—		2,179
Valuation gains (losses) on cash flow hedges	6		—		—		—		11,060		—		11,060

Total comprehensive income for the period			—		—		969,461		186,052		—		1,155,513

Transactions with owners
Dividends paid			—		—		(482,970)		—		—		(482,970)
Interim Dividends paid			—		—		(245,772)		—		—		(245,772)
Acquisition of treasury stock			—				—		—		(27,100)		(27,100)
Disposal of treasury stock			—		—		—		—		3,760		3,760
Retirement of treasury stock							(205,956)				205,956		—
Others			—		—		—		—		(2,898)		(2,898)

Subtotal			—		—		(934,698)		—		179,718		(754,980)

Balance as of September 30, 2024		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	12,579,188	~~W~~	250,281	~~W~~	(390,154)	~~W~~	15,444,072

The above separate interim statements of changes in equity should be read in conjunction with the accompanying notes.

7

KT Corporation

Separate Interim Statements of Cash Flows

For the nine-month periods ended September 30, 2024 and 2023

		Nine-Month Periods Ended September 30
(In millions of Korean won)	Notes	2024		2023
Cash flows from operating activities
Cash generated from operations	25	~~W~~	3,549,954	~~W~~	3,829,812
Interest paid			(211,869)		(201,193)
Interest received			150,207		141,627
Dividends received			92,753		106,288
Income tax paid			(174,930)		(150,589)

Net cash inflow from operating activities			3,406,115		3,725,945

Cash flows from investing activities
Collection of loans			25,630		28,558
Disposals of financial assets at amortized cost			297,569		313,458
Disposals of financial assets at fair value through profit or loss			18,019		2,694
Disposals of financial assets at fair value through other comprehensive income			34,299		306
Disposals of investments in subsidiaries, associates and joint ventures			27,674		65,913
Disposals of property and equipment			33,610		25,470
Disposals of intangible assets			2,116		2,620
Disposals of right-of-use assets			118		439
Loans granted			(22,336)		(22,547)
Acquisitions of current financial assets at amortized cost			—		(304,450)
Acquisitions of financial assets at fair value through profit or loss			(15,367)		(23,385)
Acquisitions of investments in subsidiaries, associates and joint ventures			(75,670)		(33,016)
Acquisitions of financial assets at fair value through other comprehensive income					(10,267)
Acquisitions of property and equipment			(1,619,104)		(1,956,889)
Acquisitions of intangible assets			(277,132)		(309,736)
Acquisitions of right-of-use assets			(683)		(681)

Net cash outflow from investing activities			(1,571,257)		(2,221,513)

Cash flows from financing activities
Proceeds from borrowings			698,700		2,207,827
Settlement of derivative contracts (inflow)			—		46,525
Dividends paid			(728,742)		(501,843)
Repayments of borrowings			(1,174,038)		(2,206,730)
Acquisition of treasury stock			(27,100)		(300,086)
Settlement of derivative contracts (outflow)			(855)
Decrease in lease liabilities			(236,112)		(238,972)

Net cash outflow from financing activities	26		(1,468,147)		(993,279)

Effect of exchange rate change on cash and cash equivalents			(25)		(130)

Net increase (decrease) in cash and cash equivalents			366,686		511,023
Cash and cash equivalents
Beginning of the period			1,242,005		966,307

End of the period		~~W~~	1,608,691	~~W~~	1,477,330

The above separate interim statements of cash flows should be read in conjunction with the accompanying notes.

8

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

1.	General Information

KT Corporation (the “Company”) commenced operations on January 1, 1982, when it spun off from the Korea Communications Commission (formerly the Korean Ministry of Information and Communications) to provide telecommunication services and to engage in the development of advanced communications services under the Act of Telecommunications of Korea. The address of the Company’s registered office is 90, Buljeonga-ro, Bundang-gu, Seongnam City, Gyeonggi Province, Korea.

On October 1, 1997, upon the announcement of the Government-Investment Enterprises Management Basic Act and the Privatization Law, the Company became a government-funded institution under the Commercial Code of Korea.

On December 23, 1998, the Company’s shares were listed on the Korea Exchange.

On May 29, 1999, the Company issued 24,282,195 additional shares and issued American Depository Shares (ADS), which represents new shares and 20,813,311 government-owned shares, on the New York Stock Exchange. On July 2, 2001, additional ADS, representing 55,502,161 government-owned shares, were issued on the New York Stock Exchange.

In 2002, the Company acquired all government-owned shares in accordance with the Korean government’s privatization plan. As of September 30, 2024, the Korean government no longer owns any shares in the Company.

9

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

2.	Material Accounting Policies

2.1	Basis of Preparation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS” or “K-IFRS”). The accompanying separate interim financial statements have been condensed, reformatted, and translated into English from the original Korean language financial statements.

The Separate Interim financial statements of the Company for the nine-month period ended September 30, 2024, have been prepared in accordance with Korean IFRS 1034 Interim Financial Reporting and are separate financial statements in accordance with IFRS 1027. In order to understand the interim financial statements, the annual financial statements as of December 31, 2023 prepared in accordance with IFRS should be used together.

2.2	Changes in Accounting Policies and Disclosures

(1) New and amended standards and interpretations adopted by the Company

The Company has applied the following standards and interpretations for the first time for their annual reporting period commencing January 1, 2024.

- K-IFRS 1001 Presentation of Financial Statements (Amendment in 2020) - Classification of Liabilities as Current or Non-current

The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period, specify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants are complied with at the end of the reporting period, and introduce a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services.

- K-IFRS 1001 Presentation of Financial Statements (Amendment in 2023) - Non-current Liabilities with Covenants

The amendments specify that only covenants that an entity is required to comply with on or before the end of the reporting period affect the entity’s right to defer settlement of a liability for at least twelve months after the reporting date. Such covenants affect whether the right exists at the end of the reporting period, even if compliance with the covenant is assessed only after the reporting date.

10

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

The amendments also specify that the right to defer settlement of a liability for at least twelve months after the reporting date is not affected if an entity only has to comply with a covenant after the reporting period. However, if the entity’s right to defer settlement of a liability is subject to the entity complying with covenants within twelve months after the reporting period, an entity discloses information that enables users of financial statements to understand the risk of the liabilities becoming repayable within twelve months after the reporting period. This would include information about the covenants (including the nature of the covenants and when the entity is required to comply with them), the carrying amount of related liabilities, and facts and circumstances, if any, that indicate that the entity may have difficulties complying with the covenants.

- K-IFRS 1007 Statement of Cash Flows and K-IFRS 1107 Financial Instruments: Disclosures (Amendment) - Supplier Finance Agreements

The amendments add a disclosure objective to K-IFRS 1007 Cash Flow Statement stating that an entity is required to disclose information about its supplier finance arrangements that enables users of financial statements to assess the effects of those arrangements on the Company’s liabilities and cash flows. In addition, K-IFRS 1107 was amended to add supplier finance arrangements as an example within the requirements to disclose information about an entity’s exposure to concentration of liquidity risk.

The term ‘supplier finance arrangements’ is not defined; instead, the amendments describe the characteristics of an arrangement for which an entity would be required to provide the information.

To meet the disclosure objective, an entity will be required to disclose in aggregate for its supplier finance arrangements:

•	The terms and conditions of the arrangements

•	The carrying amount, and associated line items presented in the entity’s statement of financial position, of the liabilities that are part of the arrangements

•	The carrying amount, and associated line items for which the suppliers have already received payment from the finance providers

•	Ranges of payment due dates for both those financial liabilities that are part of a supplier finance arrangement and comparable trade payables that are not part of a supplier finance arrangement

•	Types of non-cash changes in the carrying amount of financial liabilities corresponding to supplier finance arrangements and their impact

•	Liquidity risk information

11

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

- K-IFRS 1116 Leases (Amendment) - Lease Liability in a Sale and Leaseback

The amendments to K-IFRS 1116 add a subsequent measurement requirement for sale and leaseback transactions that satisfy the requirements in K-IFRS 1115 to be accounted for as a sale. The amendments require the seller-lessee to determine ‘lease payments’ or ‘revised lease payments’ such that the seller-lessee does not recognise a gain or loss that relates to the right of use retained by the seller-lessee, after the commencement date.

- K-IFRS 1001 Presentation of Financial Statements (Amendment in 2023) - Disclosure of Virtual Assets

The amendments to K-IFRS 1001 add additional disclosure requirements required by other standards for transactions related to virtual assets, setting out disclosure requirements for each case of: 1) holding virtual assets, 2) holding virtual assets on behalf of customers, and 3) issuing virtual assets.

When holding a virtual asset, disclosure on the general information about virtual assets, the accounting policy, applied and each virtual asset’s acquisition method, cost, and the fair value at the end of the reporting period is required. Also, when issuing a virtual asset, the entity’s obligations and status of fulfilment of the obligation related to the issued virtual asset, the timing and amount of the recognized revenue of the sold virtual asset, the number of virtual assets held after issuance, and important contract details shall be disclosed.

(2) New and revised standards and interpretations in issue but not yet effective or adopted by the Company

At the date of authorization of these financial statements, the Company has not applied the following new and amended K-IFRS standards that have been issued but are not yet effective:

- K-IFRS 1021 Effects of Changes in Foreign Exchange Rates and K-IFRS 1101 First - Time Adoption of Korean International Financial Reporting Standards (Amendment) - Lack of Exchangeability

The amendments define situations in which exchange with other currencies is possible for accounting purposes and clarify the assessment of the exchangeability between two currencies, the estimation of spot exchange rates when exchangeability is lacking and the disclosure requirements.

If exchange with another currency is not possible, the spot exchange rate must be estimated at the measurement date, and observable exchange rates without adjustments or other estimation techniques should be used.

These amendments are effective for annual reporting periods beginning on or after January 1, 2025, with early application permitted.

The Company is reviewing the impact of the above-listed amendments on the financial statements.

12

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

2.3	Accounting Policies

The material accounting policies and methods of computation used in the presentation of the separate interim financial statements are consistent with those of the separate financial statements for the year ended December 31, 2023, except for the changes resulting from the application of amendments and enactments of standards described in Note 2.2 (1) and as detailed below.

2.3.1	Income Tax Expense

Income tax expense for the interim period is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual effective income tax rate is applied to the pre-tax income of the interim period.

3.	Critical Accounting Estimates and Assumptions

The preparation of financial statements requires the Company to make estimates and assumptions about the future. Management also needs to exercise judgement in applying the Company’s accounting policies. Estimates and assumptions are continuously evaluated and are based on historical experience and other factors, including reasonable expectations of future events under the given circumstances. As the resulting accounting estimates will, by definition, rarely equal the actual results, they involve a significant risk of resulting in material adjustments.

13

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

4.	Financial Instruments by Category

Financial instruments by category as of September 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	September 30, 2024
Financial assets	Financial assets at amortized cost		Financial assets at FVTPL	Financial assets at FVOCI	Derivatives used for hedging	Total
Cash and cash equivalents	~~W~~	1,608,691	—	—	—	1,608,691
Trade and other receivables		3,293,349	—	260,525	—	3,553,874
Other financial assets		80,465	501,511	1,654,368	210,252	2,446,596

(In millions of Korean won)	September 30, 2024
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at FVTPL	Derivatives used for hedging	Others	Total
Trade and other payables [1]	~~W~~	4,276,120	—	—	—	4,276,120
Borrowings		7,151,062	—	—	—	7,151,062
Other financial liabilities		—	1,403	—	—	1,403
Lease liabilities		—	—	—	792,893	792,893

[1]	Amounts related to employee benefit plans are excluded in Trade and other payables.

(In millions of Korean won)	December 31, 2023
Financial assets	Financial assets at amortized cost		Financial assets at FVTPL	Financial assets at FVOCI	Derivatives used for hedging	Total
Cash and cash equivalents	~~W~~	1,242,005	—	—	—	1,242,005
Trade and other receivables		3,444,788	—	116,198	—	3,560,986
Other financial assets		377,996	441,321	1,437,684	156,774	2,413,775
(In millions of Korean won)	December 31, 2023
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at FVTPL	Derivatives used for hedging	Others	Total
Trade and other payables [1]	~~W~~	4,659,037	—	—	—	4,659,037
Borrowings		7,559,933	—	—	—	7,559,933
Other financial liabilities		—	1,403	23,076	—	24,479
Lease liabilities		—	—	—	851,610	851,610

[1]	Amounts related to employee benefit plans are excluded in Trade and other payables.

14

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

5.	Trade and Other Receivables

(1)	Trade and other receivables as of September 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	September 30, 2024
	Total amounts		Provision for impairment	Present value discount	Carrying amount
Current assets
Trade receivables	~~W~~	3,206,716	(286,785)	(8,198)	2,911,733
Other receivables		400,622	(34,920)	(1,803)	363,899

Total	~~W~~	3,607,338	(321,705)	(10,001)	3,275,632

Non-current assets
Trade receivables	~~W~~	182,337	(927)	(12,513)	168,897
Other receivables		116,713	(430)	(6,938)	109,345

Total	~~W~~	299,050	(1,357)	(19,451)	278,242

(In millions of Korean won)	December 31, 2023
	Total amounts		Provision for impairment	Present value discount	Carrying amount
Current assets
Trade receivables	~~W~~	3,062,159	(278,716)	(8,778)	2,774,665
Other receivables		447,335	(29,616)	(2,115)	415,604

Total	~~W~~	3,509,494	(308,332)	(10,893)	3,190,269

Non-current assets
Trade receivables	~~W~~	275,354	(927)	(18,314)	256,113
Other receivables		121,958	(431)	(6,923)	114,604

Total	~~W~~	397,312	(1,358)	(25,237)	370,717

15

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

(2)	Details of other receivables as of September 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	September 30, 2024		December 31, 2023
Loans	~~W~~	36,697	40,069
Receivables		245,971	261,692
Accrued income		8,051	5,275
Refundable deposits		217,876	253,219
Less: Provision for impairment		(35,351)	(30,047)

Total		473,244	530,208

(3)	The maximum exposure of trade and other receivables to credit risk is the carrying amount of each class of receivables mentioned above as of September 30, 2024.

(4)

The Company classifies a certain portion of the trade receivables as financial assets at fair value through other comprehensive income, based on business model for managing the asset and the cash flow characteristics of the contract.

16

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

6.	Other Financial Assets and Liabilities

(1)	Details of other financial assets and liabilities as of September 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	September 30, 2024		December 31, 2023
Other financial assets
Financial assets at amortized cost [1]	~~W~~	80,465	377,996
Financial assets at fair value through profis or loss [2]		501,511	441,321
Financial assets at fair value through other comprehensive income		1,654,368	1,437,684
Derivatives used for hedging		210,252	156,774
Less: Non-current		(2,265,775)	(2,134,324)

Current	~~W~~	180,821	279,451

Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	1,403	1,403
Derivatives used for hedging		—	23,076
Less: Non-current		(1,403)	(23,819)

Current	~~W~~	—	660

[1]

As of September 30, 2024, the Company’s financial instruments amount to ~~W~~ 30,464 million (December 31, 2023: ~~W~~ 30,464 million) and consist of checking account deposits, time deposits, and others which are subject to withdrawal restrictions.

[2]

As of September 30, 2024, the Company provided investment in Korea Software Financial Cooperative and others amounting to ~~W~~ 1,136 million (December 31, 2023: ~~W~~ 1,136 million) as collateral in exchange for the payment guarantee provided by the Korea Software Financial Cooperative and others.

(2)	Financial Assets at fair value through profit or loss

1)	Details of financial assets at fair value through profit or loss as of September 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	September 30, 2024		December 31, 2023
Debt instruments	~~W~~	501,462	440,257
Derivative held for trading [1]		49	1,064
Less: Non-current		(501,511)	(441,321)

Current	~~W~~	—	—

[1]	Call option is recognized in connection with the acquisition of Epsilon Global Communications Pte. Ltd. (Note 15).

17

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

2)

The maximum exposure to credit risks of debt instruments of financial assets at fair value through profit or loss is the carrying amount of each class of debt instruments above as of September 30, 2024.

(3)	Financial Assets at fair value through other comprehensive income

1)	Details of financial assets at fair value through other comprehensive income as of September 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	September 30, 2024		December 31, 2023
Equity instruments (Listed)	~~W~~	1,453,179	1,236,495
Equity instruments (Unlisted)		201,189	201,189
Less: Non-current		(1,654,368)	(1,437,684)

Current	~~W~~	—	—

2)

Upon disposal of these equity instruments, any balance within the other comprehensive income is reclassified not to profit or loss, but to retained earnings. Upon disposal of these debt instruments, the remaining balance of the accumulated other comprehensive income is reclassified to profit or loss.

(4)	Derivatives used for hedging

1)	Details of valuation of derivatives used for hedging as of September 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	September 30, 2024			December 31, 2023
	Assets		Liabilities	Assets	Liabilities
Currency swap [1]	~~W~~	210,252	—	156,774	23,076
Less: Non-current		(109,892)	—	(105,680)	(22,416)

Current	~~W~~	100,360	—	51,094	660

[1]

The currency swap contract is to hedge the risk of volatility in cash flow from the borrowings due to changes in interest rate and foreign exchange rate and the expected maximum period for the Company to be exposed to risks of cash flow volatility by hedged items is until September 7, 2034.

The entire fair value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item exceeds 12 months and, as a current asset or liability, if the maturity of the hedged item is within 12 months.

18

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

2)	Details of valuation gains and losses from derivatives for risk hedging purposes for the nine-month periods ended September 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024				2023
Type of transaction	Valuation gain		Valuation loss	Other comprehensive loss [1]	Valuation gain	Valuation loss	Other comprehensive loss [1]
Currency swap	~~W~~	61,112	—	14,718	153,946	204	(40,471)

[1]	The amounts directly reflected in equity are before adjustments of deferred income tax.

3)

The ineffective portion recognized in profit or loss related to cash flow hedges amounts to valuation gains of ~~W~~ 1,618 million for the year ended September 30, 2024 (For the nine-month period ended September 30, 2023: valuation gains of ~~W~~ 1,271 million).

(5)	Financial Liabilities at fair value through profit or loss

1)	Details of financial liabilities at fair value through profit or loss as of September 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	September 30, 2024		December 31, 2023
Derivative liabilities held for trading [1]	~~W~~	1,403	1,403

1 Derivative liabilities recognized in relation to acquisition of Epsilon Global Communications Pte. Ltd. (Note 15).

19

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

7.	Inventories

Inventories as of September 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	September 30, 2024				December 31, 2023
	Acquisition cost		Valuation allowance	Carrying amount	Acquisition cost	Valuation allowance	Carrying amount
Merchandise	~~W~~	320,557	(55,974)	264,583	448,307	(80,190)	368,117

Cost of inventories recognized as expenses for the nine-month periods ended September 30, 2024 amounts to ~~W~~ 1,930,432 million (For the nine-month period ended September 30, 2023: ~~W~~ 1,890,348 million), and reversal valuation loss on inventory amounts to ~~W~~ 24,216 million for the nine-month periods ended September 30, 2024 (For the nine-month periods ended September 30, 2023: ~~W~~ 19,070 million).

8.	Other Assets and Liabilities

Other assets and liabilities as of September 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	September 30, 2024		December 31, 2023
Other assets
Advance payments	~~W~~	56,109	60,065
Prepaid expenses		212,237	79,051
Contract costs		1,793,608	1,804,448
Contract assets		759,361	774,435
Less: Non-current		(703,319)	(709,276)

Current	~~W~~	2,117,996	2,008,723

Other liabilities
Advances received [1]	~~W~~	188,941	245,797
Withholdings		38,345	39,214
Unearned revenue		3,126	951
Lease liabilities		792,893	851,610
Contract liabilities		243,446	259,724
Less: Non-current		(566,490)	(677,691)

Current	~~W~~	700,261	719,605

[1]	The amounts include adjustments arising from adoption of Korean IFRS 1115 Revenue from Contracts with Customers (Note 19).

20

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

9.	Property and Equipment, Investment Properties, and Intangible Assets

(1)	Changes in property and equipment for the nine-month periods ended September 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Beginning, net	~~W~~	11,492,776	11,540,162
Acquisition and capital expenditure		1,558,337	1,727,698
Disposal and termination		(45,868)	(55,261)
Depreciation		(1,807,568)	(1,740,212)
Transfer to investment properties		46,650	(85,051)
Others		(58,735)	(98,877)

Ending, net	~~W~~	11,185,592	11,288,459

(2)	Changes in investment properties for the nine-month periods ended September 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Beginning, net	~~W~~	1,191,592	1,137,489
Depreciation		(33,669)	(34,926)
Transfer to property and equipment		(46,650)	85,051

Ending, net	~~W~~	1,111,273	1,187,614

(3)

As of September 30, 2024, the Company (Lessor) has entered into a non-cancellable operating lease contract for real estate. The future minimum lease payments under this contract amount to ~~W~~ 120,834 million for one year or less, ~~W~~ 248,808 million for more than one year and less than five years, ~~W~~ 474,477 million for over five years, and ~~W~~ 844,119 million in total.

(4)	Details of investment properties provided as collateral as of September 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	September 30, 2024
Collateral	Carrying amount		Secured amount	Related account	Related amount	Secured party
Land and buildings	~~W~~	171,132	35,590	Deposits	29,917	Lessee

(In millions of Korean won)	December 31, 2023
Collateral	Carrying amount		Secured amount	Related account	Related amount	Secured party
Land and buildings	~~W~~	165,732	34,952	Deposits	29,211	Lessee

21

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

(5)	Changes in intangible assets for the nine-month periods ended September 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Beginning, net	~~W~~	1,487,848	1,855,679
Acquisition and capital expenditure [1]		64,506	104,177
Disposal and termination		(9,549)	(7,387)
Amortization		(353,223)	(357,091)

Ending, net	~~W~~	1,189,582	1,595,378

[1]	Amounts include transfers from property and equipment.

The carrying amount of goodwill and memberships assessed to have indefinite useful life and, therefore, not subject to amortization is ~~W~~ 65,057 million (December 31, 2023: ~~W~~ 65,057 million) and ~~W~~ 55,978 million (December 31, 2023: ~~W~~ 54,717 million), respectively as of September 30, 2024.

10.	Investments in Subsidiaries, Associates and Joint Ventures

(1)	Carrying amounts in investments in subsidiaries, associates and joint ventures as of September 30, 2024 and December 31, 2023, is as follows:

(In millions of Korean won)	September 30, 2024		December 31, 2023
Subsidiaries	~~W~~	4,411,654	4,381,161
Associates and joint ventures		415,202	415,445

Total	~~W~~	4,826,856	4,796,606

1)	Investments in subsidiaries as of September 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	Location	Percentage of ownership (%)	Carrying amount
			September 30, 2024		December 31, 2023
KT Estate Inc.	Korea	100.0%	~~W~~	1,084,522	1,084,522
KT Sat Co., Ltd.	Korea	100.0%		390,530	390,530
KTCS Corporation [1]	Korea	8.4%		6,427	6,427
KTIS Corporation [1]	Korea	33.3%		30,633	30,633
KT Skylife Co., Ltd.	Korea	50.6%		311,696	311,696
BC Card Co., Ltd.	Korea	69.5%		633,004	633,004
KT M&S Co., Ltd.	Korea	100.0%		26,764	26,764
KT Alpha Co., Ltd.	Korea	70.5%		130,924	130,924
KT Telecop Co., Ltd.	Korea	86.8%		134,308	134,308
Nasmedia, Inc.[1]	Korea	44.1%		23,051	23,051
KTDS Co., Ltd.	Korea	91.6%		19,616	19,616
KTGDH Co., Ltd.	Korea	100.0%		2,745	2,745
KT Sports Co., Ltd.	Korea	52.6%		27,327	27,327
KT M Mobile Co., Ltd.	Korea	100.0%		102,237	102,237
KT Service Bukbu Co., Ltd.	Korea	67.3%		3,873	3,873
KT Service Nambu Co., Ltd.	Korea	76.4%		10,160	10,160

22

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

(In millions of Korean won)	Location	Percentage of ownership (%)	Carrying amount
			September 30, 2024		December 31, 2023
KT Strategic Investment Fund No.3	Korea	86.7%		130	2,947
PlayD Co., Ltd. [2]	Korea	23.5%		20,000	20,000
KT MOS Bukbu Co., Ltd.	Korea	100.0%		6,334	6,334
KT MOS Nambu Co., Ltd.	Korea	98.4%		4,267	4,267
Next Connect PFV	Korea	100.0%		24,250	24,250
KT Strategic Investment Fund No.5	Korea	95.0%		19,000	19,000
KT Engineering Co., Ltd.	Korea	59.8%		28,000	28,000
KT Studio Genie Co., Ltd.	Korea	90.9%		283,620	283,620
Lolab Co., Ltd. [3]	Korea	—		—	21,958
KT ES Pte. Ltd.	Singapore	68.8%		81,910	13,640
Altimedia Corporation	Korea	100.0%		22,000	22,000
kt Cloud Co., Ltd.	Korea	92.7%		901,504	901,504
Others				82,822	95,824

Total			~~W~~	4,411,654	4,381,161

[1]

As of September 30, 2024, although sum of percentage of ownership of the Company and its subsidiaries is less than 50% ownership in these entities, these entities are included in investments in subsidiaries due to the dispersion of other shareholders excluding the Company and voting patterns at previous shareholders’ meetings.

[2]	As of September 30, 2024, this entity is included in investments in subsidiaries, as Nasmedia Co., Ltd. holds 46.9% ownership, while the Company and its subsidiary together hold 70.4% ownership.

[3]	As of September 30, 2024, this entity is excluded from subsidiaries due to loss of control.

2)	Investments in associates and joint ventures as of September 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	Location	Percentage of ownership (%)	Carrying amount
			September 30, 2024		December 31, 2023
KIF Investment Fund	Korea	33.3%	~~W~~	115,636	115,636
HD Hyundai Robotics Co., Ltd. [1]	Korea	10.0%		50,000	50,000
Megazone Cloud Corporation [1]	Korea	6.7%		130,001	130,001
KT-DSC Creative Economy YouthStart-up Investment Fund [1]	Korea	17.1%		2,055	2,220
LS Marine Solution Co., Ltd. [2]	Korea	—		—	5,409
Others				117,510	112,179

Total				415,202	415,445

[1]

The Company holds less than 20% interest in the investees as of September 30, 2024, but the investments are classified as investments in associates as the Company exerts significant influence over the operational and financial policies.

[2]	As of September 30, 2024, this entity is excluded from associates due to loss of significant influence.

(2)	Changes in investments in subsidiaries, associates and joint ventures for the nine-month periods ended September 30, 2024 and 2023, are as follows:

23

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

(In millions of Korean won)	2024		2023
Beginning	~~W~~	4,796,606	4,879,219
Acquisition		75,670	33,016
Disposal [1]		(41,820)	(39,993)
Others		(3,600)	(771)

Ending	~~W~~	4,826,856	4,871,471

[1]	As of September 30, 2024, the Company exchanged subsidiary corporate investment shares in Lolab Co., Ltd. for redeemable convertible preferred shares of TeamFresh Corp.

24

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

11.	Trade and Other Payables

(1)	Details of trade and other payables as of September 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	September 30, 2024		December 31, 2023
Current liabilities
Trade payables	~~W~~	765,235	713,833
Other payables		3,383,892	3,518,544

Total	~~W~~	4,149,127	4,232,377

Non-current liabilities
Other payables	~~W~~	489,699	739,766

(2)	Details of other payables as of September 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	September 30, 2024		December 31, 2023
Non-trade payable	~~W~~	2,301,068	2,880,385
Accrued expenses		1,102,260	879,613
Operating deposits		375,741	401,271
Others		94,522	97,041
Less: Non-current		(489,699)	(739,766)

Current	~~W~~	3,383,892	3,518,544

25

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

12.	Borrowings

(1)	Details of borrowings as of September 30, 2024 and December 31, 2023, are as follows:

1)	Debentures

(In millions of Korean won and foreign currencies in thousands)			September 30, 2024			December 31, 2023
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
MTNP notes [1]	Sep. 7, 2034	6.500%	USD 100,000	~~W~~	131,960	USD 100,000	~~W~~	128,940
MTNP notes	Jul. 18, 2026	2.500%	USD 400,000		527,840	USD 400,000		515,760
MTNP notes	Jul. 19, 2024	—	—		—	JPY 400,000		3,651
MTNP notes	Sep. 1, 2025	1.000%	USD 400,000		527,840	USD 400,000		515,760
FR notes [2]	Nov. 1, 2024	Compounded SOFR +1.210%	USD 350,000		461,860	USD 350,000		451,290
MTNP notes	Jan. 21, 2027	1.375%	USD 300,000		395,880	USD 300,000		386,820
MTNP notes	Aug. 8, 2025	4.000%	USD 500,000		659,800	USD 500,000		644,700
The 183-3rd Public bond	Dec. 22, 2031	4.270%	—		160,000	—		160,000
The 184-3rd Public bond	Apr. 10, 2033	3.170%	—		100,000	—		100,000
The 186-3rd Public bond	Jun. 26, 2024	—	—		—	—		110,000
The 186-4th Public bond	Jun. 26, 2034	3.695%	—		100,000	—		100,000
The 187-3rd Public bond	Sep. 2, 2024	—	—		—	—		170,000
The 187-4th Public bond	Sep. 2, 2034	3.546%	—		100,000	—		100,000
The 188-2nd Public bond	Jan. 29, 2025	2.454%	—		240,000	—		240,000
The 188-3rd Public bond	Jan. 29, 2035	2.706%	—		50,000	—		50,000
The 189-3rd Public bond	Jan. 28, 2026	2.203%	—		100,000	—		100,000
The 189-4th Public bond	Jan. 28, 2036	2.351%	—		70,000	—		70,000
The 190-3rd Public bond	Jan. 30, 2028	2.947%	—		170,000	—		170,000
The 190-4th Public bond	Jan. 30, 2038	2.931%	—		70,000	—		70,000
The 191-2nd Public bond	Jan. 15, 2024	—	—		—	—		80,000
The 191-3rd Public bond	Jan. 15, 2029	2.160%	—		110,000	—		110,000
The 191-4th Public bond	Jan. 14, 2039	2.213%	—		90,000	—		90,000
The 192-2nd Public bond	Oct. 11, 2024	1.578%	—		100,000	—		100,000
The 192-3rd Public bond	Oct. 11, 2029	1.622%	—		50,000	—		50,000
The 192-4th Public bond	Oct. 11, 2039	1.674%	—		110,000	—		110,000
The 193-2nd Public bond	Jun. 17, 2025	1.434%	—		70,000	—		70,000
The 193-3rd Public bond	Jun. 17, 2030	1.608%	—		20,000	—		20,000
The 193-4th Public bond	Jun. 15, 2040	1.713%	—		60,000	—		60,000
The 194-1st Public bond	Jan. 26, 2024	—	—		—	—		130,000
The 194-2nd Public bond	Jan. 27, 2026	1.452%	—		140,000	—		140,000
The 194-3rd Public bond	Jan. 27, 2031	1.849%	—		50,000	—		50,000
The 194-4th Public bond	Jan. 25, 2041	1.976%	—		80,000	—		80,000
The 195-1st Public bond	Jun. 10, 2024	—	—		—	—		180,000
The 195-2nd Public bond	Jun. 10, 2026	1.806%	—		80,000	—		80,000

26

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

(In millions of Korean won and foreign currencies in thousands)			September 30, 2024			December 31, 2023
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
The 195-3rd Public bond	Jun. 10, 2031	2.168%	—	~~W~~	40,000	—	~~W~~	40,000
The 196-1st Public bond	Jan. 27, 2025	2.596%	—		270,000	—		270,000
The 196-2nd Public bond	Jan. 27, 2027	2.637%	—		100,000	—		100,000
The 196-3rd Public bond	Jan. 27, 2032	2.741%	—		30,000	—		30,000
The 197-1st Public bond	Jun. 27, 2025	4.191%	—		280,000	—		280,000
The 197-2nd Public bond	Jun. 29, 2027	4.188%	—		120,000	—		120,000
The 198-1st Public bond	Jan. 10, 2025	3.847%	—		70,000	—		70,000
The 198-2nd Public bond	Jan. 12, 2026	3.869%	—		150,000	—		150,000
The 198-3rd Public bond	Jan. 12, 2028	3.971%	—		80,000	—		80,000
The 199-1st Public bond	Jul. 11, 2025	4.028%	—		85,000	—		85,000
The 199-2nd Public bond	Jul. 10, 2026	4.146%	—		160,000	—		160,000
The 199-3rd Public bond	Jul. 12, 2028	4.221%	—		155,000	—		155,000
The 200-1st Public bond	Feb. 27, 2026	3.552%	—		120,000	—		—
The 200-2nd Public bond	Feb. 26, 2027	3.608%	—		200,000	—		—
The 200-3rd Public bond	Feb. 27, 2029	3.548%	—		80,000	—		—

	Subtotal				6,765,180			6,976,921
Less: Current portion					(2,759,849)			(1,224,741)
Discount on bonds					(15,105)			(18,468)

	Total			~~W~~	3,990,226		~~W~~	5,733,712

[1]

As of September 30, 2024, the Company has outstanding notes in the amount of USD 100 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered on the Singapore Stock Exchange, which allowed the issuance of notes of up to USD 2,000 million. However, the MTN program was terminated in 2007.

[2]	The Daily SOFR is approximately 4.960% as of September 30, 2024.

27

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

2)	Long-Term Borrowings

(In millions of Korean won and foreign currencies in thousands)
Financial institution	Type	Maturity	Annual interest rates	September 30, 2024		December 31, 2023
Export-Import Bank of Korea	Inter-Korean Cooperation Fund [1]	Jul. 10, 2026	1.000%	~~W~~	987	1,480
CA-CIB	Long-term commercial papers	May. 28, 2024	—		—	100,000
		Mar. 15, 2024	—		—	100,000
		May. 28, 2027	3.820%		100,000	—
JPM	Long-term commercial papers	Feb. 28, 2025	2.700%		100,000	100,000
		Mar. 15, 2024	—		—	100,000
DBS	Long-term commercial papers	Jun. 28, 2024	—		—	100,000
		May. 28, 2027	3.820%		100,000	—
KDB	Long-term commercial papers	Mar. 14, 2024	—		—	100,000
Shinhan Bank	Long-term commercial papers	May. 28, 2027	4.090%		100,000	—

	Subtotal				400,987	601,480
	Less: Current portion				(100,493)	(500,493)

	Net			~~W~~	300,494	100,987

[1]	The above Inter-Korean Cooperation Fund is repayable in installments over 13 years after a 7-year grace period.

(2)	Repayment schedule of the Company’s debentures and borrowings including the portion of current liabilities as of September 30, 2024, is as follows:

(In millions of Korean won)	Bonds
	In local currency		In foreign currency	Sub- total	Borrowings	Total
Oct.1, 2024 ~ Sep. 30, 2025	~~W~~	1,115,000	1,649,500	2,764,500	100,493	2,864,993
Oct.1, 2025 ~ Sep. 30, 2026		750,000	527,840	1,277,840	494	1,278,334
Oct.1, 2026 ~ Sep. 30, 2027		420,000	395,880	815,880	300,000	1,115,880
Oct.1, 2027 ~ Sep. 30, 2028		405,000	—	405,000	—	405,000
After Oct.1, 2028		1,370,000	131,960	1,501,960	—	1,501,960

Total	~~W~~	4,060,000	2,705,180	6,765,180	400,987	7,166,167

28

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

13.	Provisions

Changes in provisions for the nine-month period ended September 30, 2024 and 2023, are as follows:

	2024
(In millions of Korean won)	Litigation		Restoration cost	Others	Total
Beginning balance	~~W~~	25,879	115,747	40,728	182,354
Increase (transfer)		26	9,436	(151)	9,311
Usage		(1,222)	(762)	(210)	(2,194)
Reversal		(3,093)	(552)	—	(3,645)

Ending balance	~~W~~	21,590	123,869	40,367	185,826

Less: Current		(21,590)	(22,619)	(40,367)	(84,576)
Non-current		—	101,250	—	101,250

	2023
(In millions of Korean won)	Litigation		Restoration cost	Others	Total
Beginning balance	~~W~~	30,938	96,667	39,489	167,094
Increase (transfer)		2	12,857	354	13,213
Usage		—	(762)	(309)	(1,071)
Reversal		(2)	(584)	—	(586)

Ending balance	~~W~~	30,938	108,178	39,534	178,650

Less: Current		(30,938)	(18,392)	(39,306)	(88,636)
Non-current		—	89,786	228	90,014

29

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

14.	Net Defined Benefit Liabilities (Assets)

(1)	The amounts recognized in the statements of financial position as of September 30, 2024 and December 31, 2023, are determined as follows:

(In millions of Korean won)	September 30, 2024		December 31, 2023
Present value of defined benefit obligations	~~W~~	1,580,334	1,548,588
Fair value of plan assets		(1,600,317)	(1,609,178)

Liabilities (Assets), net	~~W~~	(19,983)	(60,590)

(2)	Changes in the defined benefit obligations for the nine-month periods ended September 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Beginning	~~W~~	1,548,588	1,493,655
Current service cost		84,265	81,832

Interest expense		46,235	54,997

Benefits paid		(98,754)	(100,850)

Ending	~~W~~	1,580,334	1,529,634

(3)	Changes in the fair value of plan assets for the nine-month periods ended September 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Beginning	~~W~~	1,609,178	1,674,344
Interest income		48,125	61,952
Remeasurements on plan assets		1,054	5,335
Benefits paid		(95,940)	(95,060)
Others		37,900	55,201

Ending	~~W~~	1,600,317	1,701,772

(4)	Amounts recognized in the separate statements of profit or loss for the nine-month periods ended September 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Current service cost	~~W~~	84,265	81,832
Net interest expense		(1,890)	(6,955)
Account transfers		(11,727)	(9,679)

Total expense	~~W~~	70,648	65,198

30

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

15.	Commitments and Contingencies

(1)	As of September 30, 2024, major Covenants with local financial institutions are as follows:

(In millions of Korean won and foreign currencies in thousands)	Financial institution	Limit		Used amount
Bank overdraft	Kookmin Bank and others	~~W~~	360,000	—
Working capital loan	Korea Development Bank and others		1,120,000	100,000
Inter-Korean Cooperation Fund	Export-Import Bank of Korea		37,700	987
Economic Cooperation Business Insurance	Export-Import Bank of Korea		3,240	1,732
Collateralized loan on electronic accounts receivable-trade	Kookmin Bank and others		247,000	7,896
Plus electronic notes payable	Industrial Bank of Korea		50,000	495
Derivatives transaction limit	Korea Development Bank and others		USD 1,970,000	USD 1,970,000

Total			KRW 1,817,940	111,110
			USD 1,970,000	1,970,000

(2)	As of September 30, 2024, guarantees received from financial institutions are as follows:

(In millions of Korean won and foreign currencies in thousands)	Warranty details	Limit
Hana Bank	Comprehensive credit line	~~W~~	3,100
			USD 8,700
Shinhan Bank	Guarantee for payment in foreign currency and others		USD 36,017
Kookmin Bank	Guarantee for payment in foreign currency		USD 3,186
Woori Bank	Guarantee for payment in foreign currency		USD 5,000
Korea Development Bank	Refund guarantee for advances received		USD 6,811
Korea Software Financial Cooperative	Advance payment/other guarantee and others		1,056,065
Seoul Guarantee Insurance Company	Performance guarantee and others		29,178

	Total		KRW 1,088,343
			USD 59,714

(3)

The Company is jointly and severally obligated with KT Sat Co., Ltd. to pay KT Sat Co., Ltd.’s liabilities incurred prior to its spin-off. As of September 30, 2024, the Company and KT Sat Co., Ltd. are jointly and severally liable for reimbursement of ~~W~~ 509 million.

31

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

(4)

For the nine-month period ended September 30, 2024, the Company entered into agreements with Securitization Specialty Companies (2024: First 5G 73rd to 76th Securitization Specialty Co., Ltd., 2023: First 5G 67th to 72nd Securitization Specialty Co., Ltd.) and disposed of its trade receivables related to handset sales. The Company also made asset management agreements with each securitization specialty company and in accordance with the agreement, the Company will receive asset management fees upon liquidation of the securitization specialty company.

(5)

As of September 30, 2024, the Company is a defendant in 205 lawsuits with a total claimed amount of ~~W~~ 158,583 million. As of September 30, 2024, litigation provisions of ~~W~~ 21,590 million for pending lawsuits and unasserted claims are recorded as liabilities for potential loss in the ordinary course of business. The final outcomes of the cases cannot be estimated as of September 30, 2024 (Note 13).

(6)

Under the agreement of bond issuance and borrowings, the Company is required to maintain certain financial ratios such as debt-to-equity ratio, use the funds for the designated purpose and report to the creditors periodically. The covenant also contains restrictions on provision of additional collateral and disposal of certain assets.

(7)	As of September 30, 2024, the Company participates in Algerie Sidi Abdela new town development consortium (percentage of ownership: 2.5%) and has joint liability with other consortium participants.

(8)	As of September 30, 2024, the contract amount of properties and equipment acquisition agreements made but not yet recognized amounts to ~~W~~ 401,976 million (December 31, 2023: ~~W~~ 449,883 million).

(9)

The Company entered into an agreement with financial investors of Epsilon Global Communications Pte., Ltd. regarding the acquisition of shares contract. If certain conditions are not met in the future as disclosed in the terms and conditions of the agreement, financial investors may exercise the Tag-Along Right, Drag-Along Right, or the right to sell shares for the convertible preferred shares they hold (Note 6).

(10)

The Company has an obligation for additional contributions as per agreement to Storm Ventures FUND VII and others. As of September 30, 2024, remaining amounts of USD 33,700 thousand and JPY 240,000 thousand will be invested through the Capital Call method in the future.

(11)

The Company has the amount of ~~W~~ 201,615 million (40%) of joint responsibility obligation and ~~W~~ 302,423 million (60%) of obligation to provide financial support as a construction investor during the construction period with respect to K Defense Co., Ltd. established in accordance with the Private Investment Act on Social Infrastructure. During the operating period, the Company has the amount of ~~W~~ 438,312 million (100%) of obligation to provide financial support as an operating investor.

32

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

(12)

The Company entered into a stock sale contract with HYUNDAI MOBIS and HYUNDAI MOTOR COMPANY. If a certain period of time has elapsed from the date of the contract and the acquired stocks are to be disposed to a third party, HYUNDAI MOBIS and HYUNDAI MOTOR COMPANY may exercise a preferential purchase right to designate a buyer with priority.

(13)

During the prior period, the Group entered into an agreement with equity investors who participated in the equity acquisition contract of kt Cloud Co., Ltd. According to this agreement, if conditions per the agreement are met, the financial investor may exercise a Tag-Along or a Put-Option to the Group in the future. In relation to this contract, the Group and the financial investor may settle mutual profits if there is a difference between the final public offering price and the preliminary public offering price (Note 6).

(14)	The Company has the obligation of paying Minimum Guarantee as utilizing product bundling of Tving Co., Ltd., and the right to be paid a certain proportion of the excess as per agreement.

33

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

16.	Leases

Information for leases when the Company acts as a lessee is as follows. Information on leases when the Company acts as a lessor is described in Note 9.

(1)	The separate statements of financial position shows the following amounts relating to leases:

(In millions of Korean won)	September 30, 2024		December 31, 2023
Right-of-use assets
Property and buildings	~~W~~	824,617	853,425
Machinery and communication line facilities		42,944	50,242
Others		61,243	72,958

Total	~~W~~	928,804	976,625

(In millions of Korean won)	September 30, 2024		December 31, 2023
Lease liabilities [1]
Current	~~W~~	272,362	226,590
Non-current		520,531	625,020

Total	~~W~~	792,893	851,610

[1]	Included in the line item other current liabilities and non-current liabilities in the separate statements of financial position (Note 8).

For the nine-month periods ended September 30, 2024 and 2023, right-of-use assets related to leases increased by ~~W~~ 212,916 million and ~~W~~ 220,737 million, respectively.

(2)	The separate statements of profit or loss shows the following amounts relating to leases:

(In millions of Korean won)	2024		2023
Depreciation of right-of-use assets
Property and building	~~W~~	214,554	213,587
Machinery and communication line facilities		18,976	19,341
Others		23,834	20,322

Total	~~W~~	257,364	253,250

Interest expense relating to lease liabilities		27,045	28,590
Expense relating to Short-term leases		3,403	3,111
Expense relating to leases of low-value assets that are not short-term leases		7,834	8,288

The total cash outflow for leases for the nine-month periods ended September 30, 2024 and 2023 is ~~W~~ 280,116 million and ~~W~~ 274,406 million, respectively.

34

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

17.	Retained Earnings

Details of retained earnings as of September 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	September 30, 2024		December 31, 2023
Legal reserve [1]	~~W~~	782,249	782,249
Voluntary reserves [2]		4,651,362	4,651,362
Unappropriated retained earnings		7,145,577	7,110,814

Total	~~W~~	12,579,188	12,544,425

[1]

The Commercial Code of the Republic of Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued share capital. The reserve is not available for the payment of cash dividends but may be transferred to share capital with the approval of the Company’s Board of Directors or used to reduce accumulated deficits, if any, with the ratification of the Company’s majority shareholders.

[2]

The reserves of research and development of human resources in other surplus reserves are separately accumulated on disposal of retained earnings on tax filing adjustments when calculating income taxes in accordance with regulations of Tax Reduction and Exemption Control Act of Korea. Reversal of the reserves according to the relevant tax law can be paid out as dividends.

35

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

18.	Other Components of Equity

(1)	The Company’s other components of equity as of September 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	September 30, 2024		December 31, 2023
Treasury stock	~~W~~	(215,459)	(398,075)
Gain(Loss) on disposal of treasury stock		(69)	301
Share-based compensation		6,237	8,773
Other		(180,863)	(180,871)

Total	~~W~~	(390,154)	(569,872)

(2)	As of September 30, 2024 and December 31, 2023, details of treasury stock, are as follows:

	September 30, 2024		December 31, 2023
Number of shares (in shares)		6,195,910	11,447,338
Amount (in millions of Korean won)	~~W~~	215,459	398,075

Treasury stock held as of September 30, 2024, is expected to be used for stock compensation for the Company’s directors, employees, and for other purposes.

36

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

19.	Revenue from Contracts with Customers and Relevant Contract Assets and Liabilities

(1)	The Company has recognized the following amounts relating to revenue in the separate statement of profit or loss:

(In millions of Korean won)	2024			2023
	Three-month		Nine-month	Three-month	Nine-month
Revenue from contracts with customers	~~W~~	4,702,510	13,828,806	4,613,275	13,606,292
Revenue from other sources		62,473	179,301	59,684	173,079

Total	~~W~~	4,764,983	14,008,107	4,672,959	13,779,371

(2)	Operating revenues for the three- and nine-month periods ended September 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024			2023
	Three-month		Nine-month	Three-month	Nine-month
Services provided	~~W~~	4,069,040	12,157,646	4,020,006	11,991,229
Sales of goods		695,943	1,850,461	652,953	1,788,142

Total	~~W~~	4,764,983	14,008,107	4,672,959	13,779,371

Revenue from services provided is recognized over time and revenue from sales of goods are recognized at a point in time.

(3)	The Contract assets, liabilities and deferred revenue recognized in relation to the revenues from contracts with customers, are as follows:

(In millions of Korean won)	September 30, 2024		December 31, 2023
Contract assets [1]	~~W~~	1,028,041	1,069,514
Contract liabilities [1]		257,200	291,997
Deferred revenue [2]		73,395	70,314

[1]

The Company recognized contract assets of ~~W~~ 268,680 and, contract liabilities of ~~W~~ 13,754 million for long-term construction contracts as of September 30, 2024 (As of December 31, 2023: contract assets and liabilities of ~~W~~ 295,079 million and ~~W~~ 32,273 million, respectively). The Company recognizes contract asset as trade receivables and other receivables, and contract liabilities as other current liabilities.

[2]	Deferred revenue related to government grants is excluded.

37

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

(4)	The contract costs recognized as assets are as follows:

(In millions of Korean won)	September 30, 2024		December 31, 2023
Incremental cost of obtaining a contract	~~W~~	1,640,026	1,647,156
Cost of contract performance		153,582	157,292

Total	~~W~~	1,793,608	1,804,448

As of September 30, 2024, the Company recognized ~~W~~ 1,378,068 million (nine-month period ended September 30, 2023: ~~W~~ 1,412,899 million) of operating expenses related to contract cost assets.

(5)	For the three- and nine-month periods ended September 30, 2024 and 2023, the revenue recognition arising from carried-forward contract liabilities and deferred revenue from prior year, is as follows:

(In millions of Korean won)	2024			2023
	Three-month		Nine-month	Three-month	Nine-month
Revenue recognized from the beginning balance of contract liabilities
Allocation of the transaction price	~~W~~	38,343	145,994	40,422	157,857
Deferred revenue of joining/installment fees		8,673	28,898	8,665	29,025

Total	~~W~~	47,016	174,892	49,087	186,882

38

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

20.	Operating Expenses

(1)	Operating expenses for the three- and nine-month periods ended September 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024			2023
	Three- month		Nine- month	Three- month	Nine- month
Employee benefit cost	~~W~~	534,586	1,706,618	634,556	1,747,974
Depreciation		607,051	1,811,257	585,874	1,740,141
Depreciation of right-of-use assets		86,997	257,364	84,207	253,250
Amortization of intangible assets		111,789	346,467	116,356	354,867
Commissions		491,112	1,439,334	470,079	1,379,269
Interconnection charges		107,890	319,981	107,749	328,647
International interconnection fees		39,315	102,600	26,620	118,639
Purchase of inventories		597,807	1,802,681	687,202	1,798,045
Changes of inventories		139,551	103,534	(16,563)	73,232
Sales commission		623,889	1,863,071	636,416	1,899,528
Service cost		214,627	615,753	201,563	566,066
Purchase of contents		177,134	526,725	191,019	490,570
Utilities		108,165	297,153	107,134	285,780
Taxes and dues		50,866	152,038	43,698	146,813
Rent		30,681	89,859	28,703	86,061
Insurance premium		15,840	39,955	13,522	39,689
Installation fee		118,748	346,796	124,040	344,831
Advertising expenses		38,996	96,722	29,133	84,487
Research and development expenses		53,965	171,589	58,971	158,377
Allowance for bad debts		11,945	37,242	13,998	41,419
Others		265,171	789,879	335,180	852,617

Total	~~W~~	4,426,125	12,916,618	4,479,457	12,790,302

(2)	Details of employee benefits for the three- and nine-month periods ended September 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024			2023
	Three-month		Nine-month	Three-month	Nine-month
Salaries & Wages	~~W~~	490,111	1,572,225	593,255	1,621,626
Post-employment benefits (defined benefit plan)		23,308	70,648	21,583	65,199
Post-employment benefits (defined contribution plan)		14,919	43,322	14,217	41,309
Share-based payment		1,751	3,489	1,759	8,495
Others		4,497	16,934	3,742	11,345

Total	~~W~~	534,586	1,706,618	634,556	1,747,974

39

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

21.	Other Income and Other Expenses

(1)	Other income for the three- and nine-month periods ended September 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024			2023
	Three- month		Nine- month	Three- month	Nine- month
Gain on disposal of property and equipment	~~W~~	8,721	31,000	5,766	17,976
Gain on disposal of right-of-use assets		525	2,084	318	1,968
Gain on disposal of intangible assets		—	99	—	—
Property and Equipment loss recovery income		40,712	106,312	36,501	106,349
Gain on disposal of investments in subsidiaries and associates		34,421	65,303	25,915	25,920
Dividends received		2,267	41,413	3,947	64,654
Income from government subsidies		9,102	23,309	8,394	25,753
Others		8,584	20,936	4,855	14,675

Total	~~W~~	104,332	290,456	85,696	257,295

(2)	Other expenses for the three- and nine-month periods ended September 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024			2023
	Three- month		Nine- month	Three- month	Nine- month
Loss on disposal of property and equipment	~~W~~	10,702	43,260	17,996	47,767
Loss on disposal of right-of-use assets		148	1,421	179	1,095
Loss on disposal of intangible assets		415	7,532	1,692	4,687
Loss on disposal of investments in subsidiaries and associate		—	3,154	—	—
Donations		30	2,715	6,015	21,292
Others		28,680	68,084	31,835	94,887

Total	~~W~~	39,975	126,166	57,717	169,728

40

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

22.	Financial Income and Costs

(1)	Details of financial income for the three- and nine-month periods ended September 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024			2023
	Three-month		Nine-month	Three-month	Nine-month
Interest income	~~W~~	53,152	166,925	54,288	159,297
Gain on foreign currency transactions		1,842	6,608	3,223	10,212
Gain on foreign currency translation		(3,355)	15,712	1,185	11,638
Gain on derivative transactions		—	—	7,060	10,192
Gain on valuation of derivatives		(136,699)	61,112	59,050	153,946
Gain on disposal of trade receivables		—	—	—	3,441
Dividends income		11,691	51,339	10,561	43,141
Gain on disposal of financial instruments		1,510	6,500	5,623	6,515
Gain on valuation of financial instruments		—	2,746	—	706
Reversal of other allowance for bad debts		—	—	2,279	2,279

Total	~~W~~	(71,859)	310,942	143,269	401,367

(2)	Details of financial costs for the three- and nine-month periods ended September 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024			2023
	Three-month		Nine-month	Three-month	Nine-month
Interest expenses	~~W~~	61,807	200,368	63,926	206,514
Loss on foreign currency transactions		1,401	5,404	9,446	19,222
Loss on foreign currency translation		(142,285)	62,865	61,287	159,111
Loss on derivative transactions		129	129	—	—
Loss on valuation of derivatives		(193)	—	19	204
Loss on disposal of trade receivables		1,149	4,736	1,906	8,971
Loss on valuation of financial instruments		—	7,057	—	33,471
Loss on disposal of financial instruments		1,335	2,886	—	—

Total	~~W~~	(76,657)	283,445	136,584	427,493

41

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

23.	Income Tax Expense

Income tax expense is recognized based on the best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual effective income tax rate used for the year ending December 31, 2024, is 23.8%.

24.	Earnings per Share

Basic earnings per share for the three- and nine-month periods ended September 30, 2024 and 2023, are calculated as follows:

(1)	Basic Earnings per Share

Basic earnings per share is calculated by dividing the profit for the period by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares held by the Company as treasury stock.

	2024			2023
	Three-month		Nine-month	Three-month	Nine-month
Profit attributable to ordinary shares (In millions of Korean won)	~~W~~	309,792	978,323	210,569	835,489
Weighted average number of ordinary shares outstanding (In number of shares)		245,825,775	245,937,306	248,229,697	251,119,400

Basic earnings per share (In Korean won)	~~W~~	1,260	3,978	848	3,327

42

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

(2)	Diluted Earnings per Share

Diluted earnings per share from operations is calculated by adjusting the weighted average number of ordinary shares outstanding assuming that all dilutive potential ordinary shares are converted into ordinary shares. The Company has dilutive potential ordinary shares from other share-based compensation.

	2024			2023
	Three-month		Nine-month	Three-month	Nine-month
Profit attributable to ordinary shares (In millions of Korean won)	~~W~~	309,792	978,323	210,569	835,489
Diluted profit attributable to ordinary shares (In millions of Korean won)		309,792	978,323	210,569	835,489
Number of dilutive potential ordinary shares outstanding (In number of shares)		99,797	77,760	129,329	114,355
Weighted average number of ordinary shares outstanding (In number of shares)		245,925,572	246,015,066	248,359,026	251,233,755

Diluted earnings per share (In Korean won)	~~W~~	1,260	3,977	848	3,326

Diluted earnings per share is calculated by dividing the profit for the period by the sum of the weighted average number of ordinary shares and dilutive potential ordinary shares. This calculation takes into account both ordinary shares and all dilutive potential shares.

43

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

25.	Cash Generated from Operations

(1)	Cash flows from operating activities for the nine-month periods ended September 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
1. Profit for the period	~~W~~	978,323	835,489
2. Adjustments for:
Income tax expense		304,953	215,021
Interest income		(166,925)	(159,297)
Interest expense		200,368	205,307
Dividend income		(92,752)	(107,795)
Depreciation		1,841,237	1,775,138
Amortization of intangible assets		353,223	357,091
Depreciation of right-of-use assets		257,364	253,250
Provisions for severance benefits (defined benefits)		82,375	74,877
Impairment losses on trade receivables		53,909	60,604
Gain on disposal of investments in subsidiaries, associates and joint ventures		(62,149)	(25,920)
Loss on disposal of property and equipment		12,260	29,791
Loss on disposal of intangible assets		7,433	4,687
Gain on disposal of right-of-use assets		(663)	(873)
Loss on foreign currency translation		47,153	147,473
Gain on valuation and settlement of derivatives, net		(60,983)	(146,883)
Loss on valuation of financial assets at fair value through profit or loss		4,311	10,509
Gain on disposal of financial assets at fair value through profit or loss		(3,935)	(1,310)
Others		(13,331)	7,843
3. Changes in operating assets and liabilities
Increase in trade receivables		(72,053)	(229,958)
Decrease in other receivables		29,573	11,586
Increase in other current assets		(109,274)	(102,723)
Decrease (Increase) in other non-current assets		5,958	(6,129)
Decrease in inventories		126,381	89,463
Increase in trade payables		51,216	497,856
Increase (decrease) in other payables		(100,871)	156,756
Decrease in other current liabilities		(65,116)	(17,965)
Decrease in other non-current liabilities		(6,712)	(16,497)
Increase (decrease) in provisions		(189)	1,276
Increase (decrease) in deferred revenue		4,680	(14,122)
Payment of post-employment benefits (defined benefits)		(234,439)	(210,010)
Decrease in plan assets		178,629	135,277

4. Cash generated from operations (1+2+3)	~~W~~	3,549,954	3,829,812

44

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

(2)	Significant transactions not affecting cash flows for the nine-month periods ended September 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Reclassification of the current portion of borrowings	~~W~~	2,270,605	1,173,690
Reclassification of construction-in-progress to property and equipment		1,317,113	1,687,953
Change of other payables relating to acquisition of property and equipment		(57,780)	(233,936)
Change of other payables relating to acquisition of intangible assets		(272,955)	(304,125)
Reclassification of other payables from net defined benefit assets		(15,096)	(13,742)
Increase in financial assets due to stock exchange		52,841	—

45

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

26.	Changes in Liabilities Arising from Financing Activities

Details of changes in liabilities arising from financing activities, liabilities related to cashflow to be classified as future financing activities, for the nine-month periods ended September 30, 2024 and 2023 are as follows:

(In millions of Korean won)	2024
				Others
	Beginning		Cash flows	Acquisition	Changes in FX rate	Fair value change	Other changes	Ending
Borrowings	~~W~~	7,559,933	(475,338)	—	61,699	—	4,768	7,151,062
Lease liabilities		851,610	(236,112)	219,088	—	—	(41,693)	792,893
Derivative liabilities		23,076	(855)	—	—	—	(22,221)	—
Derivative assets		(156,774)	—	—	(59,494)	(16,402)	22,418	(210,252)

Total	~~W~~	8,277,845	(712,305)	219,088	2,205	(16,402)	(36,728)	7,733,703

(In millions of Korean won)	2023
				Others
	Beginning		Cash flows	Acquisition	Changes in FX rate	Fair value change	Other changes	Ending
Borrowings	~~W~~	7,495,561	1,097	—	157,896	—	16,769	7,671,323
Lease liabilities		865,280	(238,972)	233,361	—	—	(32,762)	826,907
Derivative liabilities		32,402	—	—	204	1,752	(33,688)	670
Derivative assets		(185,989)	46,525	—	(152,675)	37,448	23,496	(231,195)

Total	~~W~~	8,207,254	(191,350)	233,361	5,425	39,200	(26,185)	8,267,705

46

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

27.	Related Party Transactions

(1)	The list of related parties of the Company as of September 30, 2024, is as follows:

Relationship	Name of Entity
Subsidiaries	83 entities including KT Estate Inc., KT Skylife Co., Ltd., BC Card Co., Ltd.

Associates and joint ventures	51 entities including K Bank Inc., KIF Investment Fund, Megazone Cloud Corporation, KIAMCO Data Center Development Real Estate General Private Placement Investment Blind Trusts

Others[1]	Goody Studio Co., Ltd., Rebellion Inc., Digital Pharm Co., Ltd., Mastern No.127 Logispoint Daegu Co., Ltd., KORAMKO No. 143 General Private Real Estate Investment Company

[1]	Included within the scope of related parties under Korean IFRS 1024 due to the presence of significant influence, even though treated in accordance with Korean IFRS 1109

(2)

The amount of the installment handset sales receivable inherited from KTIS Corporation, KTCS Corporation, KT Telecop Co., Ltd., KT M&S Co., Ltd. and KT Service Nambu Co., Ltd. for the year ended September 30, 2024 is ~~W~~ 419,294 million.

(3)

The Company has entered into an additional agreement in relation to providing communication service in wholesale with KT M Mobile Co., Ltd. in connection with the agreement, the Company offsets all or partial receivables against payables for joining mobile telecommunication services and usage of network arising from telecommunication operations.

47

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

(4)	Outstanding balances of receivables and payables in relation to transaction with related parties as of September 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	September 30, 2024
	Receivables				Payables
	Trade receivables		Loans and others	Other receivables	Trade payables	Other payables	Lease liabilities
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	5	—	—	—	11,577	—
KT Telecop Co., Ltd.		547	—	740	4,716	26,395	—
KTCS Corporation		45	—	6,987	—	55,102	4
KTIS Corporation		13,474	—	—	—	48,881	—
KT Service Bukbu Co., Ltd.		20	—	—	—	18,108	—
KT Service Nambu Co., Ltd.		—	—	1	—	22,676	—
KT Skylife Co., Ltd.		23,453	—	8,966	1,105	14,559	—
KTDS Co., Ltd.		814	—	3,365	—	124,906	—
KT Estate Inc.		611	—	41,881	—	8,842	6,447
Skylife TV Co., Ltd.		1,982	—	—	—	2,426	—
BC Card Co., Ltd. [1]		563	—	8,502	—	6,359	5
KT Sat Co., Ltd.		1,112	—	—	—	1,288	—
KT Alpha Co., Ltd.		6,349	—	20	2,063	7,029	—
KT Commerce Inc.		14	—	83	1,419	18,071	3,475
KT M&S Co., Ltd.		124	4,900	312	—	63,260	—
GENIE Music Corporation		—	—	18,364	—	23,010	—
KT M Mobile Co., Ltd.		51,196	—	176	—	1,650	—
Nasmedia, Inc.		2,176	—	—	—	203	—
KT MOS Bukbu Co., Ltd.		41	—	7	—	11,917	—
KT MOS Nambu Co., Ltd.		—	—	79	—	12,674	—
KT Engineering Co., Ltd		219	—	1,637	207	41,132	—
KT Studio Genie Co., Ltd.		12	—	1,379	—	33,995	—
kt cloud Co., Ltd.		14,022	—	3,127	—	40,306	33
East Telecom LLC		5,199	13,482	—	80	—	—
Others		13,076	—	7,524	2,837	11,918	18
Associates and joint ventures
K Bank Inc.		507	—	2,605	—	1	—
Others		981	—	5	—	9,831	1,089
Others
Others		5	—	—	—	—	—

Total	~~W~~	136,547	18,382	105,760	12,427	616,116	11,071

48

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

(In millions of Korean won)	December 31, 2023
	Receivables				Payables
	Trade receivables		Loans and others	Other receivables	Trade payables	Other payables	Lease liabilities
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	13	—	3	—	13,404	—
KT Telecop Co., Ltd.		426	—	644	2,534	26,002	—
KTCS Corporation		140	—	8,316	—	52,542	5
KTIS Corporation		11,258	—	25	—	47,246	—
KT Service Bukbu Co., Ltd.		19	—	4	—	24,375	—
KT Service Nambu Co., Ltd.		—	—	9	—	24,653	—
KT Skylife Co., Ltd.		37,070	—	11,062	—	8,457	—
KTDS Co., Ltd.		1,633	—	3,361	1,107	132,711	—
KT Estate Inc.		1,202	—	42,614	—	22,861	1,677
Skylife TV Co., Ltd.		54	—	—	—	2,289	—
BC Card Co., Ltd. [1]		699	—	6,443	—	1,123	3
KT Sat Co., Ltd.		1,272	—	1	—	1,908	—
KT Alpha Co., Ltd.		4,684	—	79	—	9,226	—
KT Commerce Inc.		167	—	2	8,124	19,296	—
KT M&S Co., Ltd.		240	8,400	243	—	95,671	—
GENIE Music Corporation		13,714	—	434	—	17,741	—
KT M Mobile Co., Ltd.		47,214	—	48	—	5,812	—
Nasmedia, Inc.		1,992	—	3	—	686	—
KT MOS Bukbu Co., Ltd.		10	—	8	—	15,605	—
KT MOS Nambu Co., Ltd.		—	—	119	—	12,899	—
KT Engineering Co., Ltd		18	—	809	2,370	82,831	—
KT Studio Genie Co., Ltd.		9	—	1,339	—	30,737	—
kt cloud Co., Ltd.		11,403	—	10	—	61,919	330
East Telecom LLC		5,045	12,704	—	69	—	—
Others		5,571	—	136	1,906	11,848	23
Associates and joint ventures
K Bank Inc.		203	—	101,267	—	1	—
Others		256	—	3	—	521	1,331

Total	~~W~~	144,312	21,104	176,982	16,110	722,364	3,369

[1]	As of September 30, 2024, the unsettled amount of ~~W~~ 6,307 million (December 31, 2023: ~~W~~ 1,002 million) in credit card transaction with BC Card Co., Ltd. is included in trade payables.

49

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

(5)	Significant transactions with related parties for the nine-month periods ended September 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024
	Sales			Purchases		Acquisition of right-of- use assets	Finance income	Finance costs	Dividends received
	Operating revenue		Other income	Operating expenses	Others [1]
Subsidiaries
KT Linkus Co., Ltd. [1]	~~W~~	4,093	12	44,284	71	1	—	—	—
KT Telecop Co., Ltd. [1]		5,595	—	105,535	10	—	3	—	—
KTCS Corporation		68,763	4	259,402	1	1	—	—	318
KTIS Corporation[1]		54,441	127	250,884	849	—	—	—	1,224
KT Service Bukbu Co., Ltd. [1]		9,293	—	158,184	1,515	—	—	—	—
KT Service Nambu Co., Ltd. [1]		11,289	—	195,587	2,139	—	—	—	—
KT Skylife Co., Ltd. [1]		107,248	6	14,240	50	—	—	—	8,368
KTDS Co., Ltd. [1]		10,236	—	329,017	41,033	—	1	—	4,848
KT Estate Inc. [1]		41,878	11	60,523	1,116	24,475	—	463	8,600
Skylife TV Co., Ltd.		11,142	—	9,418	—	—	—	—	—
BC Card Co., Ltd.		7,139	—	21,804	—	5	2	—	4,589
KT Sat Co., Ltd.		5,535	—	8,562	—	—	—	—	—
KT Alpha Co., Ltd.		46,621	—	33,172	—	—	2	—	—
KT Commerce Inc. [1]		899	—	59,461	82,863	3,682	—	78	—
KT M&S Co., Ltd.		258,329	24	207,083	—	—	—	—	—
GENIE Music Corporation		300	—	42,116	—	—	—	—	—
KT M Mobile Co., Ltd.		192,555	92	2,543	—	—	—	—	—
Nasmedia, Co., Ltd.		209	2	2,197	—	—	—	—	3,487
KT MOS Nambu Co., Ltd. [1]		1,441	—	69,661	4,903	—	—	—	—
KT MOS Bukbu Co., Ltd. [1]		2,331	—	69,028	4,993	—	—	—	—
KT Engineering Co., Ltd. [1]		1,769	—	28,193	99,316	—	—	—	—
KHS Corporation		12	—	5,615	—	—	—	—	—
KT Studio Genie Co., Ltd. [1]		123	—	5,118	50,300	—	—	—	—
kt cloud Co., Ltd. [1]		73,085	—	113,396	259	1	1	5	—
Others [2]		28,645	355	79,222	287	11	2	1	5,855
Associates and joint ventures
K Bank Inc.		4,096	—	110	—	—	918	—	—
Others [3]		2,943	—	8,510	—	14	—	39	4,124
Others
Others		31	4	—	—	—	—	—	—

Total	~~W~~	950,041	637	2,182,865	289,705	28,190	929	586	41,413

[1]	The amount of acquisition of properties, equipment and others is included.
[2]	Transactions with Lolab Co., Ltd. before it was excluded from subsidiaries are included.
[3]	Transactions with LS Marine Solution Co., Ltd. and QTT Global (Group) Company Ltd. before they were excluded from associates and joint ventures are included.

50

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

(In millions of Korean won)	2023
	Sales			Purchases		Acquisition of right-of- use assets	Finance income	Finance costs	Dividends received
	Operating revenue		Other income	Operating expenses	Others [1]
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	4,770	1	45,485	—	1	—	—	—
KT Telecop Co., Ltd. [1]		4,958	33	106,990	20	—	8	—	—
KTCS Corporation		62,868	7	258,544	1	—	—	—	381
KTIS Corporation		53,931	41	248,380	—	—	—	—	1,224
KT Service Bukbu Co., Ltd.		10,822	—	167,783	—	—	—	—	—
KT Service Nambu Co., Ltd. [1]		10,961	—	195,718	157	—	—	—	—
KT Skylife Co., Ltd.		91,399	15	17,103	—	—	—	—	8,368
KTDS Co., Ltd.		9,380	—	344,005	—	—	1	—	7,560
KT Estate Inc. [1]		39,902	22	61,956	1,619	24,454	—	554	17,500
Skylife TV Co., Ltd.		6,704	—	8,653	—	—	—	—	—
BC Card Co., Ltd.		7,209	14	24,757	—	—	4	—	11,320
KT Sat Co., Ltd.		5,904	—	8,195	—	—	—	—	7,000
KT Alpha Co., Ltd.		47,358	—	28,219	—	—	1	—	—
KT Commerce Inc. [1]		974	—	67,705	62,620	—	—	—	—
KT M&S Co., Ltd.		234,583	30	200,420	—	—	—	—	—
GENIE Music Corporation		274	—	40,385	—	—	—	—	—
KT M Mobile Co., Ltd.		162,942	48	5,097	—	—	—	—	—
Nasmedia, Co., Ltd.		350	—	3,014	—	—	—	—	3,170
KT MOS Nambu Co., Ltd.		1,393	—	71,904	—	—	—	—	—
KT MOS Bukbu Co., Ltd.		2,120	—	72,093	—	—	—	—	—
KT Engineering Co., Ltd. [1]		597	—	23,166	78,140	—	—	—	—
KHS Corporation		3	—	6,141	—	—	—	—	—
KT Studio Genie Co., Ltd. [1]		87	—	13,708	67,923	—	—	—	—
kt cloud Co., Ltd. [1]		71,526	—	99,995	6,128	776	—	11	—
Others 2 3 4		20,176	9	64,004	—	10	2	1	6,992
Associates and joint ventures
K Bank Inc.		2,174	—	115	—	—	2,283	—	—
Others [5]		993	100	4,020	—	19	—	61	1,139

Total	~~W~~	854,358	320	2,187,555	216,608	25,260	2,299	627	64,654

[1]	The amount of acquisition of properties, equipment and others is included.
[2]	Transactions with KT Strategic Investment Fund No.2 before it was excluded from subsidiaries are included.
[3]	Transactions with LS Marine Solution Co., Ltd. before it was classified as associates and joint ventures are included.
[4]	Transactions with KT-Michigan Global Contents Fund before it was excluded from subsidiaries are included.
[5]	Transactions with KT living Inc. (formerly KD living Inc.) before it was classified as a subsidiary are included.

51

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

(6)	Key management compensation for the nine-month periods ended September 30, 2024 and 2023, consists of:

(In millions of Korean won)	2024		2023
Short-term benefits	~~W~~	1,224	1,089
Post-employment benefits		145	71
Stock-based compensation		883	321

Total	~~W~~	2,252	1,481

(7)	Fund transactions with related parties for the nine-month periods ended September 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024
	Loan transactions			Borrowing transactions[1]		Equity contributions in cash and others
	Loans		Collections	Borrowings	Repayments
Subsidiaries
KT M&S Co., Ltd.	~~W~~	44,100	47,600	—	—	—
KT Estate Inc.		—	—	—	18,881	—
KT ES Pte. Ltd.		—	—	—	—	68,270
Others		—	—	3,682	514	(2,817)
Associates and joint ventures
IBK-KT Young Entrepreneurs MARS Investment Fund		—	—	—	—	5,000
KT-IBKC Future Investment Fund 1		—	—	—	—	(1,820)
TeamFresh Corp. [2]		—	—	—	—	52,841
Others Investment Association		—	—	—	295	1,985

Total	~~W~~	44,100	47,600	3,682	19,690	123,459

[1]	Borrowing transactions include lease transactions.
[2]	The transaction involved acquiring redeemable convertible preference shares of TeamFresh Corp. and occurred in the process of exchange with the shares of Lolab Co., Ltd. that were held.

52

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

(In millions of Korean won)	2023
	Loan transactions			Borrowing transactions[1]		Equity contributions in cash and others
	Loans		Collections	Borrowings	Repayments
Subsidiaries
KT M&S Co., Ltd.	~~W~~	44,100	47,600	—	—	—
KT Estate Inc.		—	—	29	18,948	—
KT HEALTHCARE VINA COMPANY LIMITED		—	—	—	—	13,001
Others [2]		1,637	—	—	612	(19,100)
Associates and joint ventures
Telco Credit Bureau Co., Ltd.		—	—	—	—	6,500
KT-IBKC Future Investment Fund 1		—	—	—	—	(1,820)
Others Investment Association		—	—	—	289	4,215

Total	~~W~~	45,737	47,600	29	19,849	2,796

[1]	Borrowing transactions include lease transactions
[2]	Transactions with KT Strategic Investment Fund No.2 before it was excluded from subsidiaries are included.

(8)	As of September 30, 2024, the Company has entered into a credit card agreement with a limit of ~~W~~16,477 million (December 31, 2023: ~~W~~10,923 million) with BC Card Co., Ltd.

(9)

The Company has an obligation to invest in KIAMCO Data Center Development Real Estate General Private Placement Investment Blind Trusts, a related party, and other entities according to the agreement. As of September 30, 2024, the Company is planning to make an additional investment of ~~W~~51,735 million.

53

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

28.	Fair Value

During the period ended September 30, 2024, there have been no significant changes in the business or economic environment that affect the fair value of the Company’s financial assets and liabilities.

(1)	Fair Value by Financial Instruments Category

Carrying amount and fair value of financial instruments by category as of September 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	September 30, 2024			December 31, 2023
	Carrying amount		Fair value	Carrying amount	Fair value
Financial assets
Cash and cash equivalents	~~W~~	1,608,691	[1]	1,242,005	[1]
Trade and other receivables
Financial assets measured at amortized cost [2]		3,293,349	[1]	3,444,788	[1]
Financial assets at fair value through other comprehensive income		260,525	260,525	116,198	116,198
Other financial assets
Financial assets measured at amortized cost		80,465	[1]	377,996	[1]
Financial assets at fair value through profit or loss		501,511	501,511	441,321	441,321
Financial assets at fair value through other comprehensive income		1,654,368	1,654,368	1,437,684	1,437,684
Derivative financial assets for hedging purpose		210,252	210,252	156,774	156,774

Total	~~W~~	7,609,161		7,216,766

Financial liabilities
Trade and other payables	~~W~~	4,276,120	[1]	4,659,037	[1]
Borrowings		7,151,062	7,070,648	7,559,933	7,328,734
Other financial liabilities
Financial assets at fair value through profit or loss		1,403	1,403	1,403	1,403
Derivative financial liabilities for hedging purpose		—	—	23,076	23,076

Total	~~W~~	11,428,585		12,243,449

[1]	The Company did not conduct fair value estimation as the book amount is a reasonable approximation of the fair value.
[2]	Lease receivables are excluded from fair value disclosure in accordance with Korean IFRS 1107.

54

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

(2)	Fair Value Hierarchy

Financial instruments that are measured at fair value are categorized by the fair value hierarchy, and the defined levels are as follows:

•	Level 1: The quoted (unadjusted) price in active markets for identical assets or liabilities that an entity can access at the measurement date.

•	Level 2: All inputs other than quoted prices included in Level 1 that are observable (either directly that is, or indirectly that is, derived from prices) for the asset or liability.

•	Level 3: The unobservable inputs for the asset or liability.

Fair value hierarchy classifications of the financial assets and financial liabilities that are measured or disclosed at fair value or its fair value is disclosed as of September 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	September 30, 2024
	Level 1		Level 2	Level 3	Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	260,525	—	260,525
Other financial assets
Financial assets at fair value through profit or loss		—	—	501,511	501,511
Financial assets at fair value through other comprehensive income		1,453,179	—	201,189	1,654,368
Derivative financial assets for hedging		—	210,252	—	210,252

Total	~~W~~	1,453,179	470,777	702,700	2,626,656

Liabilities
Borrowings	~~W~~	—	7,070,648	—	7,070,648
Other financial liabilities
Financial assets at fair value through profit or loss		—	—	1,403	1,403

Total	~~W~~	—	7,070,648	1,403	7,072,051

55

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

(In millions of Korean won)	December 31, 2023
	Level 1		Level 2	Level 3	Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	116,198	—	116,198
Other financial assets
Financial assets at fair value through profit or loss		—	—	441,321	441,321
Financial assets at fair value through other comprehensive income		1,236,495	—	201,189	1,437,684
Derivative financial assets for hedging		—	156,774	—	156,774

Total	~~W~~	1,236,495	272,972	642,510	2,151,977

Liabilities
Borrowings	~~W~~	—	7,328,734	—	7,328,734
Other financial liabilities
Financial assets at fair value through profit or loss		—	—	1,403	1,403
Derivative financial liabilities for hedging		—	23,077	—	23,077

Total	~~W~~	—	7,351,811	1,403	7,353,214

56

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

(3)	Transfers between Fair Value Hierarchy Levels of Recurring Fair Value Measurements

1)	Details of transfers between Level 1 and Level 2 of the fair value hierarchy for recurring fair value measurements.

There are no transfers between Level 1 and Level 2 of the fair value hierarchy for the recurring fair value measurements.

2)	Details of changes in Level 3 of the fair value hierarchy for the recurring fair value measurements.

Details of changes in Level 3 of the fair value hierarchy for recurring fair value measurements for the nine-month periods ended September 30, 2024 and 2023 are as follows:

(In millions of Korean won)	2024
	Financial assets			Financial liabilities
	Financial assets at FVTPL		Financial assets at FVOCI	Financial liabilities at FVTPL
Beginning balance	~~W~~	441,321	201,189	1,403
Acquisition		15,366	—	—
Transfer		48,645	—	—
Disposal		(13,140)	—	—
Amount recognized in profit or loss		9,319	—	—

Ending balance	~~W~~	501,511	201,189	1,403

(In millions of Korean won)	2023
	Financial assets			Financial liabilities
	Financial assets at FVTPL		Financial assets at FVOCI	Financial liabilities at FVTPL
Beginning balance	~~W~~	410,388	198,453	5,164
Acquisition		23,386	10,267	—
Transfer		—	(2,384)	(5,205)
Disposal		(1,385)	(6)	—
Amount recognized in profit or loss		(20,643)	—	4,274

Ending balance	~~W~~	411,746	206,330	4,233

57

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

(4)	Valuation Techniques and Inputs

Valuation techniques and inputs used in the recurring and non-recurring fair value measurements categorized within Level 2 and Level 3 of the fair value hierarchy as of September 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	September 30, 2024
	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	260,525	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		501,511	3	DCF Model, Adjusted Net Asset Model, Binomial Option Pricing Model
Financial assets at fair value through other comprehensive income		201,189	3	Market Approach Model
Derivative financial assets for hedging		210,252	2	DCF Model
Liabilities
Borrowings	~~W~~	7,070,648	2	DCF Model
Other financial liabilities
Financial assets at fair value through profit or loss		1,403	3	Binomial Option Pricing Model

58

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

(In millions of Korean won)	December 31, 2023
	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	116,198	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		441,321	3	DCF Model, Adjusted Net Asset Model, Binomial Option Pricing Model, Monte Carlo Simulation
Financial assets at fair value through other comprehensive income		201,189	3	Market Approach Model
Derivative financial assets for hedging		156,774	2	DCF Model
Liabilities
Borrowings	~~W~~	7,328,734	2	DCF Model
Other financial liabilities
Financial assets at fair value through profit or loss		1,403	3	Binomial Option Pricing Model
Derivative financial liabilities for hedging		23,077	2	DCF Model

(5)	Valuation Processes for Fair Value Measurements Categorized Within Level 3

The Company engages external experts that perform the fair value measurements required for financial reporting purposes. External experts report directly to the chief financial officer (CFO), and discuss valuation processes and results with the CFO in line with the Company’s closing dates.

59

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2024 and 2023, and December 31, 2023

29.	Events After the Reporting Period

(1)	The Company has issued a debenture since the end of the reporting period, and the details are as follows.

(In thousands of foreign currencies)
Type	Issue date	Foreign currency	Annual interest rates	Maturity
Global 2024	Oct. 02, 2024	USD 500,000	4.125%	Feb. 02, 2028

(2)	The Company has decided on a quarterly dividend at the Board of Directors dated October 15, 2024, and the details are as follows.

Type	Details
Dividend per share	~~W~~ 500 (Total dividend: ~~W~~ 122,913 million)
Dividend yield	1.2%
Dividend report date	September 30, 2024
Dividend pay date	October 31, 2024

(3)

The Company has implemented a special voluntary retirement system on November 8, 2024, for employees with over 15 years of continuous service. Furthermore, the construction and maintenance of network infrastructure, including tracks and power supply, will be transferred to a newly established subsidiary in January 2025.

60